Filed Pursuant to Rule 424(b)(4)
Registration No. 333-186043

11,315,000 Shares

Five Below, Inc.

Common Stock

This is a public offering of 11,315,000 shares of common stock of Five Below, Inc. The selling shareholders identified in this prospectus, some of whom are our affiliates, are offering all of the shares. We will not receive any of the proceeds from the sale of the shares sold in this offering. We will bear all of the offering expenses other than the underwriting discounts and commissions.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FIVE.” The last reported sales price of our common stock on January 29, 2013 was $35.90 per share.

Five Below is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012; however, the Company has not, and does not intend to, take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$35.65	$403,379,750
Underwriting discount(1)	$1.604250	$18,152,089
Proceeds, before expenses, to the selling shareholders	$34.045750	$385,227,661

(1)	See “Underwriting.”

To the extent that the underwriters sell more than 11,315,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,697,250 shares from the selling shareholders at the initial price to the public less the underwriting discount. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on February 4, 2013.

Goldman, Sachs & Co.	Barclays	Jefferies

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities

Prospectus dated January 29, 2013.

five BELOW

means you never pay more than $5 for the trendiest, coolest, highest quality stuff that you just gotta have

The Boss
everything
$1 TO $5
five BELOW

now.
style.
room.
sports.
crafts.
WATER GUNS
too good to be true
the real deal
$1
$2
$3
$4
$5
now.

sports. media. crafts. party. candy. room. style. now.

five BELOW

everything $1 to $5 five BELOW

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties.

Basis of Presentation

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ending February 2, 2013, references to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011 and references to “fiscal year 2009” or “fiscal 2009” refer to the fiscal year ended January 30, 2010. Fiscal year 2012 consists of a 53-week period and each of fiscal years 2011, 2010 and 2009 consisted of a 52-week period. The interim reporting periods contained in the unaudited financial statements included in this prospectus consist of 13- and 39-week periods ended on October 29, 2011 and October 27, 2012.

On July 17, 2012, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants were in the same economic position both before and after the reverse stock split. In addition, immediately prior to the closing of our initial public offering, or IPO, the outstanding shares of our Series A 8% convertible preferred stock converted into shares of our common stock.

Trademarks

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business, including Five Below® and Five Below Hot Stuff. Cool Prices.® Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display of other companies’ product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, references to “Five Below,” the “Company,” “we,” “us” and “our” refer to Five Below, Inc. Numbers may not sum due to rounding.

We purchase products in reaction to existing marketplace trends and, hence, refer to our products as “trend-right.” We define the teen customer, who aspires to be a young adult and shop as one, as well as the pre-teen customer, who aspires to be a teenager and shop as one, as “aspirational” teen and pre-teen customers. We use the term “dynamic” merchandise to refer to the broad range and frequently changing nature of the products we display in our stores. We use the term “power” shopping center to refer to an unenclosed shopping center with 250,000 to 750,000 square feet of gross leasable area that contains three or more “big box” retailers (large retailers with floor space over 50,000 square feet) and various smaller retailers with a common parking area shared by the retailers. We use the term “lifestyle” shopping center to refer to a shopping center or commercial development that is often located in suburban areas and combines the traditional retail functions of a shopping mall with leisure amenities oriented towards upscale consumers. We use the term “community” shopping center to refer to a shopping area designed to serve a trade area of 40,000 to 150,000 people with a minimum of 430,500 square feet (10 acres) in area, where the lead tenant is a variety discount or junior department store. We use the term “trade area” to refer to the geographic area from which the majority of a given retailer’s customers come from. Trade areas vary by market based on geographic size, population density, demographics and proximity to alternative shopping opportunities.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of categories, which we refer to as “worlds”: Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal (which we refer to as “Now”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based upon management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in 2002 and have since been expanding across the eastern half of the U.S. As of October 27, 2012, we operated a total of 243 locations across 18 states and we expect to operate a total of 244 locations as of the end of fiscal 2012. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We believe we have the opportunity to grow our store base to more than 2,000 locations over approximately 20 years.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 26 fiscal quarters.

•

For the thirty-nine weeks ended October 27, 2012, our comparable store sales increased by 9.2%. For the same period in the prior year, our comparable store sales increased by 5.0%. Our net sales for the thirty-nine weeks ended October 27, 2012 were $245.2 million, an increase of 43.2%, from $171.3 million for the thirty-nine weeks ended October 29, 2011. Our operating income was $4.6 million for the thirty-nine weeks ended October 27, 2012 compared to $6.1 million for the thirty-nine weeks ended October 29, 2011.

•

Our comparable store sales increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes.

•	Over the past two fiscal years, we expanded our store base from 102 stores to 192 stores, representing a compound annual growth rate of 37.2%.

•	Between fiscal 2009 and 2011, our net sales increased from $125.1 million to $297.1 million, representing a 54.1% compound annual growth rate.

•	Over the same period, our operating income increased from $6.9 million to $26.2 million, representing a compound annual growth rate of 95.3%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to those that become mainstream. We believe our price points enable teens and pre-teens to shop independently and exercise self-expression, using their own money to make frequent purchases of items geared primarily to them.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right, everyday products that changes frequently to create a sense of anticipation and freshness. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers with our price points of $5 and below. We are able to deliver on this value proposition through sourcing products in a manner that is designed to minimize cost, accelerate response times and maximize sell-through. We have collaborative relationships with our vendor partners and also employ an opportunistic buying strategy, which allows us to capitalize on select excess inventory opportunities. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We have created an in-store atmosphere that we believe our customers find easy-to-shop, fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout with an easy-to-navigate racetrack flow and sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ colorful and stimulating in-store fixtures and signage and also utilize dynamic product displays, which encourage hands-on interaction. We have developed a unique culture that emanates from our employees, driving a higher level of connectivity with customers. Additionally, we believe the combination of our price points and merchandising create an element of discovery, driving customer engagement and repeat visits while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level returns on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial performance across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Our senior management team has extensive experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our co-founders, David Schlessinger and Thomas Vellios, have approximately 65 combined years of retail experience and have set the vision and strategic direction for Five Below. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe we have the potential to grow our store base in the U.S. from 243 locations, as of October 27, 2012, to more than 2,000 locations over approximately 20 years, based on our experience and historical store base growth of over 20% annually and supported by research conducted for us by The Buxton Company, a customer analytics research firm, although there is no guarantee that we will achieve this target. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets. We opened 50 net new stores in fiscal 2011 and plan to open 52 in fiscal 2012 and approximately 60 in fiscal 2013.

•

Drive Comparable Store Sales.    We expect to continue driving comparable store sales growth by maintaining our dynamic merchandising offering, supported by our flexible sourcing strategy and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement.

•

Increase Brand Awareness.    We intend to leverage our cost-effective marketing strategy to increase awareness of our brand. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media and online presence to drive brand excitement and increased store visits within existing and new markets. These platforms allow us to continue to build brand awareness and expand our new customer base.

•

Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively targeted the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 11, before investing in our common stock. These risks include the following:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively anticipate changes in trends or in spending patterns or shopping preferences of our customers, which could adversely impact our business;

•	we may face disruptions in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise;

•	our business is seasonal and we may face adverse events during the holiday season, which could negatively impact our business;

•	we may not be able to effectively expand and improve our operations, including our distribution center capacity, or manage our existing resources to support our future growth;

•	we may not be able to maintain or improve levels of our comparable store sales;

•	we may lose key management personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely impact our business;

•	our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances; and

•	our profitability is vulnerable to inflation, cost increases and energy prices.

Principal Shareholders

Following the closing of this offering, funds managed by Advent International Corporation, or Advent, are expected to own approximately 34.7% of our outstanding common stock, or 32.4%, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Principal and Selling Shareholders.”

Certain of our principal shareholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Relating to Our Business

and Industry—Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.”

Since 1984, Advent has raised $37 billion in private equity capital and completed 279 transactions in 35 countries. Advent’s current portfolio is comprised of investments in 54 companies across five sectors—Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 170 investment professionals across Western and Central Europe, North America, Latin America and Asia.

We expect Advent and certain of our other principal shareholders, directors, executive officers and their affiliates to receive the following approximate offering proceeds in connection with this offering, based on the offering price of $35.65 per share (which amounts will be reduced by the underwriting discount):

Name	Relationship	Gross Proceeds
Advent	Shareholder	$289,123,000
LLR Partners	Shareholder	$44,407,000
David Schlessinger	Executive Chairman, Director	$26,265,000
Thomas Vellios	President and Chief Executive Officer, Director	$26,046,000
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer	$—
David Johnston	Chief Operating Officer	$—
Steven J. Collins	Director	$—
Andrew W. Crawford	Director	$—
David M. Mussafer	Director	$—
Howard D. Ross	Director	$—
Thomas Ryan	Director	$—
Ron Sargent	Director	$—

Corporate and Other Information

Five Below was incorporated in Pennsylvania in January 2002. David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer, are the founders of Five Below. In October 2010, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction, with the goal of supporting the management team in accelerating our growth. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

Our principal executive office is located at 1818 Market Street, Suite 1900, Philadelphia, PA 19103 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

Recent Developments

Net sales for the quarter to date eleven week period from October 28, 2012 to January 12, 2013 increased 34% to $158.5 million and comparable store sales increased 4.2% from the comparable prior year period.

For the fourth quarter of fiscal 2012, net sales are expected to be in the range of $169 million to $172 million based on opening one new store and an expected 4% increase in comparable store sales. U.S. generally accepted accounting principles, or GAAP, net income is expected to be in the range of $18 million to $19 million, with a GAAP diluted income per common share range of $0.34 to $0.36 on approximately 53 million estimated diluted weighted average common shares outstanding. GAAP net income and EPS expectations include an estimated $0.9 million in expenses related to this offering and $0.9 million in tax-effected expenses related to the founders’ transaction. Excluding the anticipated offering expenses and the expenses related to the founders’ transaction, which together represent $0.03 per adjusted diluted share, net income is expected to be approximately $20 million to $21 million, or $0.36 to $0.38 per diluted share based on estimated adjusted diluted weighted average common shares outstanding of approximately 54.4 million. The founders’ transaction relates to the amortization of expense for options granted to our founders in fiscal 2010 and their modification in March 2012, which cancelled the fiscal 2010 option award to purchase 2,020,620 shares of common stock and granted an equal number of restricted shares that vest through March 2014.

These expectations include adjusted net income, adjusted income per diluted share, and adjusted diluted weighted average common shares outstanding, each a non-GAAP financial measure. We report our numbers on a GAAP and non-GAAP basis each quarter, and provide a reconciliation table between the two for investors. We believe that these non-GAAP financial measures not only provide our management with comparable financial data for internal financial analysis but also provide meaningful supplemental information to investors. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

These expected ranges are preliminary and may change. We have not begun our normal quarterly and annual closing and review procedures for the quarter and year ending February 2, 2013, and there can be no assurance that final results for our fourth quarter or annual period will not differ from our expected results, including as a result of post holiday sales and potential weather conditions or as a result of quarter-end and annual closing procedures or review adjustments. In addition, the expectations for this quarter-to-date period and the fourth quarter will be subject to quarter and year-end closing procedures and/or adjustments, and should not be viewed as a substitute for our full interim unaudited and annual audited financial statements prepared in accordance with GAAP. These expected results could change materially and are not necessarily indicative of the results to be achieved for our fourth quarter or any future period. As a result of the foregoing considerations and the other limitations described herein, investors are cautioned not to place undue reliance on this preliminary financial information. See “Risk Factors—Risks Relating to Our Business and Industry—There are material limitations with making estimates of our results for current or prior periods prior to the completion of our normal review procedures for such periods,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included elsewhere in this prospectus.

The Offering

Common stock offered by selling shareholders	11,315,000 shares (13,012,250 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock outstanding immediately after the offering	53,980,797 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,697,250 additional shares of common stock from the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Dividend policy	We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends. See “Dividends.”

Symbol for trading on The NASDAQ Global Select Market	“FIVE”

The number of shares of common stock to be outstanding after this offering is based on 53,980,797 shares outstanding as of January 10, 2013 and excludes:

•	1,179,612 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of January 10, 2013 at a weighted average exercise price of $10.31 per share; and

•	5,525,040 shares of common stock reserved for issuance under our equity incentive plan and employee stock purchase plan (which remains subject to shareholder approval).

Except as otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares.

Summary Financial and Other Data

The following table presents summary financial and other data for the periods and at the dates indicated. The statement of operations and cash flows data for fiscal 2009, 2010 and 2011 and the balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 30, 2010 has been derived from audited financial statements not included in this prospectus. The statement of operations and cash flows data for each of the thirty-nine weeks ended October 29, 2011 and October 27, 2012 and the balance sheet data as of October 29, 2011 and October 27, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. You should read this data along with the sections of this prospectus entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Fiscal Year			Thirty-Nine Weeks Ended
	2009	2010	2011	October 29, 2011	October 27, 2012
	(in thousands, except total stores, share and per share data)
Statements of Operations Data:
Net sales	$125,135	$197,189	$297,113	$171,288	$245,236
Cost of goods sold	85,040	131,046	192,252	118,317	166,538

Gross profit	40,095	66,143	104,861	52,971	78,698
Selling, general and administrative expenses(1)	33,217	54,339	78,640	46,883	74,087

Operating income	6,878	11,804	26,221	6,088	4,611
Interest expense (income), net	73	28	(16)	8	1,829
Loss on debt extinguishment	—	—	—	—	1,594
Other income	—	—	—	—	(258)

Income (loss) before income taxes	6,805	11,776	26,237	6,080	1,446
Income tax (benefit) expense	(4,853)	4,753	10,159	2,429	627

Net income (loss)	11,658	7,023	16,078	3,651	819
Dividend paid to preferred and unvested restricted shareholders	—	—	—	—	(65,403)
Series A 8% convertible preferred stock cumulative dividends	—	(4,507)	(15,913)	(11,703)	—
Accretion of redeemable convertible preferred stock	(4,250)	(3,329)	—	—	—

Net income (loss) available to shareholders	7,408	(813)	165	(8,052)	(64,584)
Less: Net income attributable to participating securities	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$4,043	$(813)	$56	$(8,052)	$(64,584)

Per Share Data:
Basic income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.51)	$(2.21)
Diluted income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.51)	$(2.21)
Dividends declared per common share	$—	$13.24	$—	$—	$2.02
Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599	15,845,372	29,282,385
Diluted shares	7,452,811	9,672,195	15,904,108	15,845,372	29,282,385
Unaudited pro forma net income (loss)(3)			$14,762		$(2,469)
Unaudited pro forma basic income (loss) per common share(3)			$0.29		$(0.05)
Unaudited pro forma diluted income (loss) per common share(3)			$0.29		$(0.05)
Unaudited pro forma weighted average shares outstanding:
Basic shares			50,636,787		51,801,705
Diluted shares			50,637,296		51,801,705

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$9,227	$15,045	$46,695	$5,151	$(23,847)
Investing activities	$(7,285)	$(14,883)	$(18,558)	$(15,397)	$(17,442)
Financing activities	$(145)	$(445)	$1,003	$(140)	$7,241

Other Operating and Financial Data:
Total stores at end of period	102	142	192	189	243
Comparable store sales growth	12.1%	15.6%	7.9%	5.0%	9.2%
Average net sales per store(4)	$1,302	$1,542	$1,658	$1,022	$1,123
Capital expenditures	$7,285	$14,883	$18,558	$15,397	$17,442

	As of			As of
	January 30, 2010	January 29, 2011	January 28, 2012	October 29, 2011	October 27, 2012
Balance Sheet Data:
Cash and cash equivalents	$12,436	$12,153	$41,293	$1,767	$7,245
Total current assets	35,335	45,942	92,249	70,299	113,845
Total current liabilities	10,983	18,215	49,942	41,779	55,125
Total long-term debt	—	250	250	250	34,500
Total liabilities	20,036	33,524	72,431	62,806	119,614
Series A 8% convertible preferred stock	—	191,855	191,855	191,855	—
Series A redeemable convertible preferred stock	18,778	—	—	—	—
Series A-1 redeemable convertible preferred stock	18,510	—	—	—	—
Total shareholders’ (deficit) equity	(1,049)	(148,797)	(129,759)	(143,784)	49,400

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. The thirty-nine weeks ended October 27, 2012 includes $9.0 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.

(2)	Please see Note 2 in both our annual and interim financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.

(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

On May 16, 2012, we entered into a $100.0 million senior secured term loan facility, or term loan facility, with a syndicate of lenders. We used the net proceeds from the term loan facility of approximately $98.0 million and cash on hand to pay a special dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock, which we refer to as the 2012 Dividend. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank National Association. On July 27, 2012, we repaid $65.3 million of principal against the term loan facility and $0.7 million of interest from our proceeds from our IPO. We refer to the term loan facility, the amended and restated senior secured revolving credit facility, or revolving credit facility, and related transactions as the “Financing Transactions”. Effective immediately prior to the closing of our IPO on July 24, 2012, all outstanding shares of Series A 8% convertible preferred stock were converted into 30,894,953 shares of common stock.

Pro forma net income (loss) gives effect to: (i) income attributable to participating securities in 2011; (ii) cumulative dividends related to the Series A 8% convertible preferred stock; (iii) the 2012 Dividend paid to our preferred shareholders; and (iv) the Financing Transactions, including repayment of $65.3 million of outstanding indebtedness under the new term loan facility with proceeds from our IPO.

The following is a reconciliation of historical net income (loss) to unaudited pro forma net income (loss):

	Fiscal Year 2011	Thirty-Nine Weeks Ended October 27, 2012
Net income (loss) available/attributable to common shareholders	$56	$(64,584)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	—
Dividend paid to preferred shareholders	—	62,504
Less:
Interest expense, net of tax	(1,095)	(324)
Amortization of deferred financing fees, net of tax	(221)	(65)

Pro forma net income (loss)	$14,762	$(2,469)

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of the IPO and (iii) the number of shares whose proceeds were used to repay $65.3 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirty-Nine Weeks Ended October 27, 2012
Shares used in computing basic net income (loss) per common share	15,903,599	29,282,385
Adjustment for conversion of preferred stock	30,894,953	20,030,794
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,838,235	2,488,526

Basic pro forma weighted average common shares outstanding	50,636,787	51,801,705
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,637,296	51,801,705

(4)	Only includes stores open during the full fiscal year.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our growth and results of operations.

Our growth is dependent on our ability to open profitable new stores. We believe we have an opportunity to continue to grow our store base from 243 stores in 18 states as of October 27, 2012, to more than 2,000 locations over approximately 20 years.

Our ability to open profitable new stores depends on many factors, including our ability to:

•	identify suitable markets and sites for new stores;

•	negotiate leases with acceptable terms;

•	achieve brand awareness in the new markets;

•	efficiently source and distribute additional merchandise;

•	maintain adequate distribution capacity, information systems and other operational system capabilities;

•	hire, train and retain store management and other qualified personnel; and

•	achieve sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our common stock.

Any disruption in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise could impact our business negatively.

We generally have been able to select and obtain sufficient quantities of attractive merchandise at prices that allow us to be profitable. If we are unable to continue to select products that are attractive to our customers, to obtain such products at costs that allow us to sell such products at a profit, or to market such products effectively to consumers, our sales or profitability could be affected adversely. In addition, the success of our business depends in part on our ability to anticipate, identify and respond promptly to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to quickly respond to developing trends or if the spending patterns or demographics of these markets change, and we do not timely and appropriately respond to such changes, then the demand for our products, which are discretionary, and our market share could be adversely affected. Failure to maintain attractive stores and to timely identify or effectively respond to changing consumer needs, preferences and spending patterns could adversely affect our relationship with customers, the demand for our products and our market share.

Any disruption in the supply or increase in pricing of our merchandise could negatively impact our ability to achieve anticipated operating results. The products we sell are sourced from a wide variety of domestic and international vendors. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply become unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could affect our sales.

A significant majority of our merchandise is manufactured outside the United States, and changes in the prices and flow of these goods for any reason could have an adverse impact on our operations. The United States and other countries have occasionally proposed and enacted protectionist trade legislation, which may result in changes in tariff structures and trade policies and restrictions that could increase the cost or reduce the availability of certain merchandise. Any of these or other measures or events relating to vendors and the countries in which they are located or where our merchandise is manufactured, some or all of which are beyond our control, can negatively impact our operations, increase costs and lower our margins. Such events or circumstances include, but are not limited to:

•	political and economic instability;

•	the financial instability and labor problems of vendors;

•	the availability and cost of raw materials;

•	merchandise quality or safety issues;

•	changes in currency exchange rates;

•	inflation; and

•	transportation availability and cost.

These and other factors affecting our vendors and our access to products could affect our financial performance adversely.

Our new store growth is dependent upon our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could affect our performance adversely.

We maintain a distribution center in New Castle, Delaware and recently signed a lease for a new distribution center in Olive Branch, Mississippi to support our growth objectives. We plan to open the new distribution center during fiscal 2013. Delays in opening this new distribution center (or new distribution centers in the future) could adversely affect our future operations by slowing store growth, which could in turn reduce sales growth. In addition, any distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects, including the distribution center planned for fiscal 2013, could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We currently rely primarily on our distribution center in New Castle, Delaware to distribute our products. Because most of our products are distributed from this center, the loss of our distribution center, due to natural disaster or otherwise, would materially affect our operations. We also rely upon independent third-party transportation to provide goods to our stores in a timely and cost-effective manner, through deliveries to our distribution center from vendors and then from the distribution center or direct ship vendors to our stores. Our use of outside delivery services for shipments is subject to risks outside of our control and any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to generate sales and earn profits. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Inability to attract and retain qualified employees, particularly district, store and distribution center managers, and to control labor costs, as well as other labor issues, could adversely affect our business.

Our growth could be adversely impacted by our inability to attract, retain and motivate qualified employees at the store operations level, in distribution facilities, and at the corporate level, at costs which allow us to profitably conduct our operations. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation. To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we believe the current pricing of our healthcare costs includes the potential future impact of recently enacted comprehensive healthcare reform legislation, but such legislation may further cause our healthcare costs to increase. While significant costs of the healthcare reform legislation may occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. In addition, our ability to pass along any increase in labor costs to our customers is constrained by our low price model.

Our growth from existing stores is dependent upon our ability to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

Increases in sales in existing stores are dependent on factors such as competition, merchandise selection, store operations and customer satisfaction. If we fail to realize our goals of successfully managing our store operations and increasing our customer retention and recruitment levels, our sales may not increase and our growth may be impacted adversely.

Our success depends on our executive officers and other key personnel. If we lose our executive officers or any other key personnel, or are unable to hire additional qualified personnel, our business could be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel, including Messrs. Schlessinger and Vellios, our founders. The loss of the services of any of our executive officers or other key personnel could have an adverse effect on our operations. Absent the consent of the lenders under our revolving credit facility, the loss of the services of both Messrs. Schlessinger and Vellios would render our revolving credit facility unavailable. Our future success will also depend on our ability to attract, retain and motivate qualified personnel, as a failure to attract these key personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Our inventory balance represented approximately 50% of our total assets as of October 27, 2012. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of excess inventory, which also can adversely impact our financial results. We also experience inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will stay at acceptable levels or decrease in the future, or that the measures we are taking will effectively address the problem of inventory shrinkage. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution facility in New Castle, Delaware. Our stores are leased from third parties, with typical initial lease terms of five to ten years. Many of our lease agreements also have additional five-year renewal options. We believe that we have been able to negotiate favorable rental rates and tenant allowances over the last few years due in large part to the state of the economy and higher than usual vacancy rates in shopping centers and regional malls. These trends may not continue, and there is no guarantee that we will be able to continue to negotiate such favorable terms. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

We operate in a competitive environment and, as a result, we may not be able to compete effectively or maintain or increase our sales, market shares or margins.

We operate in a highly competitive retail environment with numerous competitors, some of which have greater resources or better brand recognition than we do. We compete with respect to customers, price, store location, merchandise quality, assortment and presentation, in-stock consistency, customer service and employees. This competitive environment subjects us to various risks, including the ability to provide quality, trend-right merchandise to our customers at competitive prices that allow us to maintain our profitability. Because of our low price model, we may have limited ability to increase prices in response to increased costs without losing competitive position which may adversely affect our margins and financial performance. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability.

Consolidation among retailers, changes in pricing of merchandise or offerings of other services by competitors could have a negative impact on the relative attractiveness of our stores to consumers. We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to copy our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer. Our ability to provide quality, trend-right products while offering attractive, competitively-priced products could be impacted by various actions of our competitors that are beyond our control.

Our profitability is vulnerable to inflation, cost increases and energy prices.

Future increases in costs such as the cost of merchandise, shipping rates, freight costs, fuel costs and store occupancy costs may reduce our profitability, particularly given our $5 and below pricing model. These cost increases may be the result of inflationary pressures that could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our cost of goods sold or operating expenses. Our low price model and competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and therefore reduce our profitability.

Our business is seasonal, and adverse events during the holiday season could impact our operating results negatively.

Our business is seasonal, with the highest percentage of sales (approximately 42% of total annual sales over the last two fiscal years) occurring during the last fiscal quarter (November, December and January), which includes the holiday season. We purchase substantial amounts of inventory in the end of the third quarter (October) and beginning of the fourth quarter (November and December) and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during these time periods. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions or unusual weather could result in lower-than-planned sales during the holiday season which may lead to unanticipated markdowns. Since we rely on third parties for transportation and use third party warehouses when we build up inventory, a number of these factors are outside of our control. An unsuccessful fourth quarter, or holiday season, will have a substantial negative impact on our financial condition and results of operations for the entire fiscal year.

Material damage to, or interruptions to, our technology systems as a result of external factors, staffing shortages and difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company, in the future we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting. As a result, we may be required to incur substantial expenses to test our systems, to make any necessary improvements, and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on The NASDAQ Global Select Market or any other stock exchange on which our common stock may be listed. Delisting of our common stock on any exchange could reduce the liquidity of the market for our common stock, which could reduce the price of our stock and increase the volatility of our stock price.

Our ability to obtain additional financing on favorable terms, if needed, could be adversely affected by volatility in the capital markets.

We obtain and manage liquidity from the positive cash flow we generate from our operating activities, our access to capital markets and our revolving credit facility. There is no assurance that our ability to obtain additional financing from financial institutions or through the capital markets, if needed, will not be adversely impacted by economic conditions. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us.

If we are unable to secure our customers’ confidential or credit card information, or other private data relating to our employees or our Company, we could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage our business reputation and adversely affect our financial results.

The protection of our customer, employee and company data is critical to us. We have procedures and technology in place to safeguard our customers’ debit and credit card, and other personal information, our employees’ private data and company records and intellectual property. However, if we experience a data security breach of any kind, we could be exposed to negative publicity, government enforcement actions, private litigation or costly response measures. In addition, our reputation within the business community and with our customers may be affected, which could result in our customers discontinuing the use of debit or credit cards in our stores, or not shopping in our stores altogether. This could cause us to lose market share to our competitors and could have an adverse effect on our financial results.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, store locations and distribution center, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to sell and distribute products. For example, as a result of Hurricane Sandy in October 2012, we experienced closures in 122 of our stores. In addition, we operate in markets that may be susceptible to pandemic outbreaks, war, terrorist acts or disruptive global political events, such as civil unrest in countries from which our vendors are located or products are manufactured. Our business may be harmed if our ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our net sales, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our stores or distribution center, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods to our distribution center or stores, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or combination thereof, could adversely affect our operations.

Current economic conditions and other economic factors could adversely impact our financial performance and other aspects of our business in various respects.

A delayed recovery in the U.S. economy or other economic factors affecting disposable consumer income, such as employment levels, inflation, business conditions, fuel and energy costs, consumer debt levels, lack of available credit, interest rates, tax rates and further erosion in consumer confidence may affect our business adversely. Such factors could reduce overall consumer spending or cause customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover or a reduction in profitability due to lower margins. We have limited or no ability to control many of these factors. The current global economic uncertainty, the impact of recessions and the potential for failures or realignments of financial institutions and the related impact on available credit may impact us, our vendors and other business partners, our landlords, our customers, our service providers and our operations in an adverse manner.

Changes in state or federal legislation or regulations, including the effects of legislation and regulations on product and food safety and quality, wage levels, employee rights, health care, social welfare and entitlement programs could increase our cost of doing business.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these laws and regulations. We are exposed to the risk that federal, state or local legislation may negatively impact our operations. Changes in product and food safety and quality (including changes in labeling or disclosure requirements), federal or state wage requirements, employee rights (including changes in the process for our employees to join a union), health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation or tax laws could adversely impact our ability to achieve our financial targets. Changes in other regulatory areas, such as consumer credit, privacy and information security, or environmental regulation may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our costs of doing business. Untimely compliance or noncompliance with applicable laws and regulations may subject us to legal risk, including government enforcement action, significant fines and penalties and class action litigation, as well as reputational damage, which could adversely affect our results of operations.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

We are subject to various regulatory requirements, including those of the Securities and Exchange Commission (SEC) and The NASDAQ Stock Market LLC. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Product and food safety claims and the effects of legislation and regulations on product and food safety and quality could affect our sales and results of operations adversely.

We may be subject to product liability claims from customers or actions required or penalties assessed by government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products are contractually required to comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our vendors. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by the manufacturers’ lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We purchase a portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. We attempt to assure compliance and to test products when appropriate, and we seek to obtain indemnification through our vendors or to be listed as an additional insured, but there is no assurance that these efforts will be successful.

As a result of our recent IPO, we now incur significant expenses as a result of being a public company, which negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

In July 2012 we completed our IPO. As a result, we are now required to incur significant legal, accounting, insurance, compliance and other expenses as a result of being a public company. We are obligated to file annual and quarterly information and other reports with the SEC. In addition, we also became subject to other reporting and corporate governance requirements which impose significant compliance obligations upon us. The Sarbanes-Oxley Act of 2002, together with related rules implemented by the SEC and by The NASDAQ Stock Market LLC, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in “—Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price” above, substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we have begun to incur substantial increases in legal, accounting and insurance compliance and we expect to incur certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

The terms of our term loan facility and our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our term loan facility and our revolving credit facility contain, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which may include limitations on our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	enter into transactions with our affiliates;

•	redeem our common stock; and

•	engage in certain merger, consolidation or asset sale transactions.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores, including the costs associated with the conversion of certain stores existing before fiscal 2009 to our current prototype size. Our ability to comply with these covenants and other provisions in the term loan facility, the revolving credit facility and any future debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our term loan facility, revolving credit facility and any future debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our term loan facility, revolving credit facility and any future debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our term loan facility, revolving credit facility and any future debt instruments were to be accelerated, our future financial condition could be materially adversely affected.

There are material limitations with making estimates of our results for current or prior periods prior to the completion of our normal review procedures for such periods.

The estimated results contained in “Prospectus Summary—Recent Developments” are not a comprehensive statement of our financial results for the quarter and year ending February 2, 2013. Our financial statements for the quarter and year ending February 2, 2013, will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. The final financial results for the quarter and year ending February 2, 2013, may vary from our expectations and may be materially different from the preliminary financial estimates we have provided due to post holiday sales, potential weather conditions, completion of quarterly and annual closing procedures, final adjustments and other developments that may arise between now, the end of such quarterly and annual period and the time the financial results for this period are finalized and our audited financial statements are issued. Accordingly, investors should not place undue reliance on such financial information.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Shares of our common stock were sold in our IPO in July 2012 at a price of $17.00 per share, and our common stock has subsequently traded as high as $40.00 and as low as $25.00. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, broad market and industry factors, most of which we cannot control, may harm the price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our common stock may include, among other things:

•	actual or anticipated fluctuations in quarterly operating results or other operating metrics, such as comparable store sales, that may be used by the investment community;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends affecting our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the retail industry;

•	announcements by us or our competitors of new product offerings, significant acquisitions, strategic partnerships or divestitures;

•	our entry into new markets;

•	timing of new store openings;

•	percentage of sales from new stores versus established stores;

•	additions or departures of key personnel;

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

•	significant developments relating to our relationships with business partners, vendors and distributors;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the retail industry in general and our Company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	changes in accounting standards, policies, guidance, interpretation or principles.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have approximately 53,980,797 shares of common stock outstanding. All of these shares will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, pursuant to our amended and restated investor rights agreement, certain of our investors have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other shareholders. In order to exercise these registration rights, these shareholders must satisfy certain conditions. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Amended and Restated Investor Rights Agreement.”

We and certain holders of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, that for a period of 90 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 90 days after the date of this prospectus, subject to the lock-up agreement and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the closing of this offering, funds managed by Advent will control an aggregate of 34.7% of the voting power of our outstanding common stock or 32.4% if the underwriters exercise in full their option to purchase additional shares in this offering. As a result, Advent would be able to exert significant influence over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions and other extraordinary transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Five Below, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of Five Below and might ultimately affect the market price of our common stock.

Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.

Advent makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Advent may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our equity incentive plan or shares of our authorized but unissued preferred stock. We have reserved 7,600,000 shares of common stock under our equity incentive plan for future issuances and, as of January 10, 2013, 1,179,612 shares of our common stock are issuable upon the exercise of options outstanding. We have also reserved 500,000 shares of common stock under our employee stock purchase plan for future issuances, which plan remains subject to shareholder approval. Exercises of these options or issuances of common stock or preferred stock could reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including under agreements for indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If securities or industry analysts do not publish research or continue to publish or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrade our stock, our stock price could decline.

Anti-takeover provisions could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our amended and restated articles of incorporation and amended bylaws and applicable provisions of Pennsylvania law may make it more difficult or impossible for a third party to acquire control of us or effect a change in our board of directors and management.

In particular, these provisions, among other things:

•	provide that only the chairman of the board of directors, the chief executive officer or a majority of the board of directors may call special meetings of the shareholders;

•	classify our board of directors into three separate classes with staggered terms;

•	provide for supermajority approval requirements for amending or repealing provisions in our amended and restated articles of incorporation and amended bylaws;

•	establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders’ meetings; and

•	permit the board of directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party’s ability to obtain control of us and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

These and other provisions of Pennsylvania law and our amended and restated articles of incorporation and amended bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our shareholders’ voting and other rights. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new merchandise, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	failure to successfully implement our growth strategy;

•	disruptions in our ability to select, obtain, distribute and market merchandise profitably;

•	our ability to successfully expand our distribution network capacity;

•	disruptions to our distribution network or the timely receipt of inventory;

•	inability to attract and retain qualified employees;

•	ability to increase sales and improve the efficiencies, costs and effectiveness of our operations;

•	our dependence on our executive officers and other key personnel or our inability to hire additional qualified personnel;

•	our ability to successfully manage our inventory balances and inventory shrinkage;

•	our lease obligations;

•	changes in our competitive environment, including increased competition from other retailers;

•	increasing costs due to inflation, increased operating costs or energy prices;

•	the seasonality of our business;

•	disruptions to our information technology systems in the ordinary course or as a result of system upgrades;

•	our failure to maintain adequate internal controls;

•	our ability to obtain additional financing;

•	failure to secure customers’ confidential or credit card information, or other private data relating to our employees or our company;

•	natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism;

•	current economic conditions and other economic factors;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	our inability to protect our brand name, trademarks and other intellectual property rights;

•	increased costs as a result of being a public company;

•	restrictions imposed by our indebtedness on our current and future operations; and

•	material limitations with making estimates of our results for periods prior to the completion of the period and/or normal review procedures for such periods.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The selling shareholders, which include certain of our affiliates, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Principal and Selling Shareholders.”

DIVIDENDS

In connection with the 2010 Transaction, we declared a special dividend to the holders of our common stock on October 13, 2010, referred to herein as the 2010 Dividend. We paid the 2010 Dividend on October 14, 2010 to all of our shareholders of record as of October 13, 2010. The aggregate amount of the 2010 Dividend was approximately $196.7 million, or $13.24 per share. Of this amount, $4.3 million was recorded as additional compensation expense. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

On May 15, 2012, we declared and subsequently paid on May 16, 2012 a special dividend of $2.02 per share on shares of our common stock and on an as-converted basis on shares of our Series A 8% convertible preferred stock totaling approximately $99.5 million, which we refer to as the 2012 Dividend.

Other than the 2010 Dividend and the 2012 Dividend, we have not declared, and currently do not plan to declare in the foreseeable future, dividends on shares of our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NASDAQ Global Select Market under the symbol “FIVE” since our IPO. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market:

Fiscal 2012	High	Low
Second Quarter (July 19, 2012—July 28, 2012)	$29.96	$25.00
Third Quarter (July 29, 2012—October 27, 2012)	$40.00	$28.70

On January 29, 2013, the last reported sale price on the NASDAQ Global Select Market of our common stock was $35.90 per share. As of January 10, 2013, we had approximately 120 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of October 27, 2012. In connection with this offering we will incur certain issuance costs, consisting of various registration, printing and professional service fees. We will expense these costs as incurred.

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

As of October 27, 2012
(in thousands)
Cash and cash equivalents	$7,245

Long-term debt (including current maturities)
Revolving line of credit(1)	$—
Notes payable	34,500

Total long-term debt	34,500

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% convertible preferred stock:
Series A 8% convertible preferred stock, $0.01 par value. Issued and outstanding zero, with a liquidation preference of zero	—
Shareholders’ equity:
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 53,972,006 shares	540
Additional paid-in capital	268,499
Accumulated deficit	(219,639)

Total shareholders’ equity	49,400

Total capitalization	$83,900

(1)	At October 27, 2012, there were no outstanding letters of credit and excess availability was approximately $20.0 million.

The number of shares of common stock outstanding set forth in the table above does not include:

•	1,156,279 shares of our common stock issuable upon the exercise of stock options outstanding as of October 27, 2012 with a weighted average exercise price of $9.57 per share; and

•

5,546,157 shares of our common stock reserved for future issuance under our equity incentive plan and employee stock purchase plan (which remains subject to shareholder approval) as of October 27, 2012.

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data as of and for the periods indicated. The selected statement of operations data for fiscal 2009, 2010 and 2011 and selected balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from our financial statements audited by KPMG LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended February 2, 2008, which we refer to as fiscal 2007, and January 31, 2009, which we refer to as fiscal 2008, and the selected balance sheet data as of February 2, 2008, January 31, 2009 and January 30, 2010 have been derived from our audited financial statements that have not been included in this prospectus. The selected statement of operations and cash flows data for each of the thirty-nine weeks ended October 29, 2011 and October 27, 2012 and the selected balance sheet data as of October 29, 2011 and October 27, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected financial data in conjunction with the financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31st of the following year. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal 2007, 2008, 2009, 2010 and 2011. Our interim reporting periods contained in the unaudited financial statements included in this prospectus consist of 39-week periods ended on October 29, 2011 and October 27, 2012.

	Fiscal Year					Thirty-Nine Weeks Ended
	2007	2008	2009	2010	2011	October 29, 2011	October 27, 2012
	(in thousands, except total stores, share and per share data)
Statements of Operations Data:
Net sales	$66,411	$89,466	$125,135	$197,189	$297,113	$171,288	$245,236
Cost of goods sold	48,758	64,155	85,040	131,046	192,252	118,317	166,538

Gross profit	17,653	25,311	40,095	66,143	104,861	52,971	78,698
Selling, general and administrative expenses(1)	20,935	26,930	33,217	54,339	78,640	46,883	74,087

Operating (loss) income	(3,282)	(1,619)	6,878	11,804	26,221	6,088	4,611
Interest expense (income), net	208	131	73	28	(16)	8	1,829
Loss on debt extinguishment	—	—	—	—	—	—	1,594
Other income	—	—	—	—	—	—	(258)

(Loss) income before income taxes	(3,490)	(1,750)	6,805	11,776	26,237	6,080	1,446
Income tax expense (benefit)	—	—	(4,853)	4,753	10,159	2,429	627

Net (loss) income	(3,490)	(1,750)	11,658	7,023	16,078	3,651	819
Dividend paid to preferred and unvested restricted shareholders	—	—	—	—	—	—	(65,403)
Series A 8% convertible preferred stock cumulative dividends	—	—	—	(4,507)	(15,913)	(11,703)	—
Accretion of redeemable convertible preferred stock	(1,605)	(2,881)	(4,250)	(3,329)	—	—	—

Net (loss) income available to shareholders	(5,095)	(4,631)	7,408	(813)	165	(8,052)	(64,584)
Less: Net income attributable to participating securities	—	—	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$(5,095)	$(4,631)	$4,043	$(813)	$56	$(8,052)	$(64,584)

Per Share Data:
Basic (loss) income per common share(2)	$(0.67)	$(0.62)	$0.54	$(0.08)	$—	$(0.51)	$(2.21)

	Fiscal Year					Thirty-Nine Weeks Ended
	2007	2008	2009	2010	2011	October 29, 2011	October 27, 2012
	(in thousands, except total stores, share and per share data)
Diluted (loss) income per common share(2)	$(0.67)	$(0.62)	$0.54	$(0.08)	$—	$(0.51)	$(2.21)
Dividends declared per common share	$—	$—	$—	$13.24	$—	$—	$2.02
Weighted average shares outstanding:
Basic shares	7,553,045	7,417,727	7,452,811	9,672,195	15,903,599	15,845,372	29,282,385
Diluted shares	7,553,045	7,417,727	7,452,811	9,672,195	15,904,108	15,845,372	29,282,385
Unaudited pro forma net income (loss)(3)					$14,762		$(2,469)
Unaudited pro forma basic income (loss) per common share(3)					$0.29		(0.05)
Unaudited pro forma diluted income (loss) per common share(3)					$0.29		(0.05)
Unaudited pro forma weighted average shares outstanding:
Basic shares					50,636,787		51,801,705
Diluted shares					50,637,296		51,801,705

	Fiscal Year					Thirty-Nine Weeks Ended
	2007	2008	2009	2010	2011	October 29, 2011	October 27, 2012
	(in thousands, except total stores, share and per share data)
Statements of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(1,219)	$3,671	$9,227	$15,045	$46,695	$5,151	$(23,847)
Investing activities	$(5,021)	$(5,988)	$(7,285)	$(14,883)	$(18,558)	$(15,397)	$(17,442)
Financing activities	$6,641	$10,900	$(145)	$(445)	$1,003	$(140)	$7,241
Other Operating and Financial Data:
Total stores at end of period	67	82	102	142	192	189	243
Comparable store sales growth	5.4%	5.8%	12.1%	15.6%	7.9%	5.0%	9.2%
Average net sales per store(4)	$1,037	$1,185	$1,302	$1,542	$1,658	$1,022	$1,123
Capital expenditures	$5,033	$5,991	$7,285	$14,883	$18,558	$15,397	$17,442

	As of
	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	October 29, 2011	October 27, 2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,056	$10,639	$12,436	$12,153	$41,293	$1,767	$7,245
Total current assets	15,261	26,533	35,335	45,942	92,249	70,299	113,845
Total current liabilities	13,303	10,522	10,983	18,215	49,942	41,779	55,125
Total long-term debt(5)	223	122	—	250	250	250	34,500
Total liabilities	19,255	18,331	20,036	33,524	72,431	62,806	119,614
Series A 8% convertible preferred stock	—	—	—	191,855	191,855	191,855	—
Series A redeemable convertible preferred stock	16,312	17,030	18,778	—	—	—	—
Series A-1 redeemable convertible preferred stock	—	16,008	18,510	—	—	—	—
Total shareholders’ (deficit) equity	(7,343)	(8,879)	(1,049)	(148,797)	(129,759)	(143,784)	49,400

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. The thirty-nine weeks ended October 27, 2012 includes $9.0 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.

(2)	Please see Note 2 in both our annual and interim financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.
(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro forma net income (loss) gives effect to: (i) income attributable to participating securities in 2011; (ii) cumulative dividends related to the Series A 8% convertible preferred stock; (iii) the 2012 Dividend paid to our preferred shareholders; and (iv) the Financing Transactions, including repayment of $65.3 million of outstanding indebtedness under the new term loan facility with proceeds from our IPO.

The following is a reconciliation of historical net income (loss) to unaudited pro forma net income (loss):

	Fiscal Year 2011	Thirty-Nine Weeks Ended October 27, 2012
Net income (loss) available/attributable to common shareholders	$56	$(64,584)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	—
Dividend paid to preferred shareholders	—	62,504
Less:
Interest expense, net of tax	(1,095)	(324)
Amortization of deferred financing fees, net of tax	(221)	(65)

Pro forma net income (loss)	$14,762	$(2,469)

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of the IPO and (iii) the number of shares whose proceeds were used to repay $65.3 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirty-Nine Weeks Ended October 27, 2012
Shares used in computing basic net income (loss) per common share	15,903,599	29,282,385
Adjustment for conversion of preferred stock	30,894,953	20,030,794
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,838,235	2,488,526

Basic pro forma weighted average common shares outstanding	50,636,787	51,801,705
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,637,296	51,801,705

(4)	Only includes stores open during the full fiscal year.
(5)	Includes capital lease obligations, less current portion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial and Other Data,” and the financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ending February 2, 2013, references to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011 and references to “fiscal year 2009” or “fiscal 2009” refer to the fiscal year ended January 30, 2010. Fiscal year 2012 consists of a 53-week period and each of fiscal years 2011, 2010 and 2009 consisted of a 52-week period. The quarter and year to date periods contained in the unaudited consolidated financial statements included in this prospectus consist of thirteen and thirty-nine weeks ended October 29, 2011 and October 27, 2012. Historical results are not necessarily indicative of the results to be expected for any future period and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across our category worlds.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at teens and pre-teens aspiring to be young adults.

We believe that our business model has resulted in strong financial performance irrespective of the economic environment. For the thirty-nine weeks ended October 27, 2012, our comparable store sales increased by 9.2%. For the same period in the prior year, our comparable store sales increased by 5.0%. Our net sales for the thirty-nine weeks ended October 27, 2012 were $245.2 million, an increase of 43.2%, from $171.3 million for the thirty-nine weeks ended October 29, 2011. Our operating income was $4.6 million for the thirty-nine weeks ended October 27, 2012 compared to $6.1 million for the thirty-nine weeks ended October 29, 2011. We increased net sales from $125.1 million in fiscal 2009 to $297.1 million in fiscal 2011, representing a 54.1% compound annual growth rate. We increased operating income from $6.9 million to $26.2 million during this same time period, representing a compound annual growth rate of 95.3%. Our comparable store sales also increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes. In addition, over the past two fiscal years we expanded our store base from 102 stores to 192 stores. As of October 27, 2012, our store base was 243 stores in 18 states.

We expect to continue our strong growth in the future. By offering trend-right merchandise at a differentiated price point of $5 and below, our stores have been successful in varying geographic regions, population densities and real estate settings. We operate stores in 18 states in the Northeast, South and Midwest regions of the U.S. We are primarily present in power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets with trade areas including at least 100,000 people in the specified market. We believe we have the opportunity to expand our store base in the U.S. from 243 locations in the eastern half of the U.S. at October 27, 2012, to more than 2,000 locations over approximately 20 years. Our ability to open profitable new stores depends on many factors, including our ability to identify suitable markets and sites; negotiate leases with acceptable terms; achieve brand awareness in the new markets; efficiently source and distribute additional merchandise; and achieve sufficient levels of cash flow and financing to support our expansion. Our planned store expansion may place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to maintain adequate distribution capacity, information systems and other operational system capabilities, and to hire, train and retain store management and other qualified personnel. For further information see “Risk Factors—Risks Relating to our Business and Industry.”

We have a proven and highly profitable store model that has produced consistent financial results and returns. All of our current stores were profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. Our new store model anticipates a target store size of 7,500 square feet that achieves annual sales of $1.5 million to $1.6 million in the first full year of operation. Our new store model also assumes an average new store investment of approximately $300,000. Our new store investment includes our store buildout (net of tenant allowances), inventory and cash pre-opening expenses.

Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems. In addition, we will be required to hire, train and retain store management and store personnel.

Over the past five years we have invested a significant amount of capital in infrastructure and systems necessary to support our future growth and we expect to incur additional capital expenditures related to expansion of our infrastructure and systems in future periods. In fiscal 2010, we expanded our New Castle, Delaware distribution center, and in fiscal 2011, we relocated our corporate headquarters and upgraded our warehouse management and information systems. We have also identified the need to open a second distribution center in order to support our growth. We recently signed a lease for the second distribution center in Olive Branch, Mississippi, and we expect to open it in fiscal 2013. In addition, the timing and amount of investments in our infrastructure and systems could affect the comparability of our results of operations in future periods. The completion date and ultimate cost of future projects, including the new distribution center planned for fiscal 2013, could differ significantly from initial expectations due to construction-related or other reasons.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. In addition, our financial results can be expected to be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation which could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers. To date, changes in commodity prices and general inflation have not materially impacted our business. In response to increasing commodity prices or general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors and changing our product mix. See “Risk Factors” for a description of these and other important factors that could adversely impact us and our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable store sales, costs of goods sold, gross profit, selling, general and administrative expenses and operating income.

Net Sales

Net sales constitute gross sales net of merchandise returns for damaged or defective goods. Net sales consist of sales from comparable stores and non-comparable stores. Revenue from the sale of gift cards is deferred and not included in net sales until the gift cards are redeemed to purchase merchandise.

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually highest in the fourth fiscal quarter due to the year-end holiday season.

Comparable Store Sales

Comparable store sales include net sales from stores that have been open for at least 15 full months from their opening date.

Comparable stores include the following:

•	Stores that have been remodeled while remaining open;

•	Stores that have been relocated within the same trade area, to a location that is not significantly different in size, in which the new store opens at about the same time as the old store closes; and

•	Stores that have expanded, but are not significantly different in size, within their current locations.

For stores that are relocated or expanded, the following periods are excluded when calculating comparable store sales:

•	The period of construction and pre-opening during which the store is closed through:

¡	the last day of the fiscal year in which the store was relocated or expanded (for stores that increased significantly in size); or

¡	the last day of the fiscal month in which the store re-opens (for all other stores); and

•	The period beginning on the first anniversary of the date the store closed for construction through the first anniversary of the date the store re-opened.

There may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers. Non-comparable store sales are comprised of new store sales, sales for stores not open for a full 15 months, and sales from existing store relocation and expansion projects that were temporarily closed and not included in comparable store sales.

Measuring the change in fiscal year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to customer preferences and trends;

•	our ability to provide an assortment of high-quality, trend-right and everyday product offerings that generate new and repeat visits to our stores;

•	the customer experience we provide in our stores;

•	the level of traffic near our locations in the power, community and lifestyle centers in which we operate;

•	competition;

•	changes in our merchandise mix;

•	pricing;

•	our ability to source and distribute products efficiently;

•	the timing of promotional events and holidays;

•	the timing of introduction of new merchandise and customer acceptance of new merchandise;

•	our opening of new stores in the vicinity of existing stores; and

•	the number of items purchased per store visit.

Opening new stores is an important part of our growth strategy. As we continue to pursue our growth strategy, we expect that a significant percentage of our net sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess the success of our growth strategy.

Cost of Goods Sold and Gross Profit

Gross profit is equal to our net sales less our cost of goods sold. Gross margin is gross profit as a percentage of our net sales. Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution center and between store locations. Buying costs include compensation expense and other costs for our internal buying organization.

These costs are significant and can be expected to continue to increase as our company grows. The components of our cost of goods sold may not be comparable to the components of cost of goods sold or similar measures of our competitors and other retailers. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

The variable component of our cost of goods sold is higher in higher volume quarters because the variable component of our cost of goods sold generally increases as net sales increase. We regularly analyze the components of gross profit as well as gross margin. Any inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns, and a significant increase in inventory shrinkage or inability to generate sufficient sales leverage on the store occupancy, distribution and buying components of costs of goods sold could have an adverse impact on our gross profit and results of operations. Changes in the mix of our products may also impact our overall cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses are composed of payroll and other compensation, marketing and advertising expense, depreciation and amortization expense and other selling and administrative expenses. SG&A expenses as a percentage of net sales are usually higher in lower sales volume quarters and lower in higher sales volume quarters.

The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations could result in significant incremental legal, accounting and other overhead costs. In addition, any increase in future stock option or other stock-based grants or modifications will increase our stock-based compensation expense included in SG&A.

Operating Income

Operating income equals gross profit less SG&A expenses. Operating income excludes interest expense or income and income tax expense or benefit. We use operating income as an indicator of the productivity of our business and our ability to manage SG&A expenses. Operating income percentage measures operating income as a percentage of our net sales.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

	Fiscal Year			Thirty-Nine Weeks Ended
	2009	2010	2011	October 29, 2011	October 27, 2012
	(in thousands, except total stores)
Statements of Operations Data:
Net sales	$125,135	$197,189	$297,113	$171,288	$245,236
Cost of goods sold	85,040	131,046	192,252	118,317	166,538

Gross profit	40,095	66,143	104,861	52,971	78,698
Selling, general and administrative expenses(1)	33,217	54,339	78,640	46,883	74,087

Operating income (loss)	6,878	11,804	26,221	6,088	4,611
Interest expense (income), net	73	28	(16)	8	1,829
Loss on debt extinguishment	—	—	—	—	1,594
Other income	—	—	—	—	(258)

Income (loss) before income taxes	6,805	11,776	26,237	6,080	1,446
Income tax (benefit) expense	(4,853)	4,753	10,159	2,429	627

Net income (loss)	$11,658	$7,023	$16,078	$3,651	$819

Percentage of Net Sales:
Net sales	100%	100%	100%	100%	100%
Cost of goods sold	68.0%	66.5%	64.7%	69.1%	67.9%

Gross profit	32.0%	33.5%	35.3%	30.9%	32.1%
Selling, general and administrative expenses(1)	26.5%	27.6%	26.5%	27.4%	30.2%

Operating income (loss)	5.5%	6.0%	8.8%	3.6%	1.9%
Interest expense (income), net	0.1%	—%	—%	—%	0.7%
Loss on debt extinguishment	—%	—%	—%	—%	0.6%
Other income	—%	—%	—%	—%	(0.1)%

Income (loss) before income taxes	5.4%	6.0%	8.8%	3.5%	0.6%
Income tax (benefit) expense	(3.9%)	2.4%	3.4%	1.4%	0.3%

Net income (loss)	9.3%	3.6%	5.4%	2.1%	0.3%

Operational Data:
Total stores at end of period	102	142	192	189	243
Comparable stores sales growth	12.1%	15.6%	7.9%	5.0%	9.2%
Average net sales per store(2)	$1,302	$1,542	$1,658	$1,022	$1,123

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. The thirty-nine weeks ended October 27, 2012 includes $9.0 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited quarterly financial statements.
(2)	Only includes stores open during the full fiscal year.

Thirty-Nine Weeks Ended October 27, 2012 Compared to the Thirty-Nine Weeks Ended October 29, 2011

Net Sales

Net sales increased to $245.2 million in the thirty-nine weeks ended October 27, 2012 from $171.3 million in the thirty-nine weeks ended October 29, 2011, an increase of approximately $73.9 million, or 43.2%. The increase was the result of a comparable store sales increase of $13.6 million and a non-comparable store sales increase of $60.3 million. During the thirty-nine weeks ended October 27, 2012, we opened 51 new stores compared to 47 net new stores during the thirty-nine weeks ended October 29, 2011. We plan to open one additional store during the remainder of the fiscal year. The primary driver for our increase in non-comparable store sales was from the increase in the number of stores that opened in fiscal 2011 but have not been open for 15 full months as well as new stores.

Comparable store sales increased 9.2% for the thirty-nine weeks ended October 27, 2012 compared to the thirty-nine weeks ended October 29, 2011. This increase resulted from an increase of approximately 8.7% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 0.5%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $166.5 million in the thirty-nine weeks ended October 27, 2012 from $118.3 million in the thirty-nine weeks ended October 29, 2011, an increase of $48.2 million, or 40.8%. The increase in cost of goods sold was primarily the result of a $36.5 million increase in the direct costs of goods resulting from an increase in sales and an $8.7 million increase in store occupancy costs as a result of new store openings.

Gross profit increased to $78.7 million in the thirty-nine weeks ended October 27, 2012 from $53.0 million in the thirty-nine weeks ended October 29, 2011, an increase of $25.7 million, or 48.6%. Gross margin increased to 32.1% in the thirty-nine weeks ended October 27, 2012 from 30.9% for the thirty-nine weeks ended October 29, 2011, an increase of 117 basis points. The increase in gross margin was primarily the result of the combined increase in store occupancy and distribution expense, increasing at a lower rate than the increase in net sales and increased margin by 67 and 38 basis points, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $74.1 million in the thirty-nine weeks ended October 27, 2012 from $46.9 million in the thirty-nine weeks ended October 29, 2011, an increase of $27.2 million, or 58.0%. As a percentage of net sales, selling, general and administrative expenses increased 284 basis points to 30.2% in the thirty-nine weeks ended October 27, 2012 compared to 27.4% in the thirty-nine weeks ended October 29, 2011. The increase in selling, general and administrative expense was primarily the result of increases of $12.4 million of store-related expenses to support new store growth, $9.0 million of stock-based compensation expense associated with the cancellation of certain stock options in exchange for the grant of restricted shares and $5.8 million in corporate-related expense.

Interest Expense, Net

Interest expense, net increased to $1.8 million in the thirty-nine weeks ended October 27, 2012 from $8,000 in the thirty-nine weeks ended October 29, 2011, an increase of $1.8 million. The increase in interest expense resulted from the outstanding balance of our term loan facility.

Loss on Debt Extinguishment

In connection with the $65.3 million repayment of the $100.0 million term loan facility, we wrote-off $1.6 million of deferred financing costs in the thirty-nine weeks ended October 27, 2012.

Income Tax Expense

Income tax expense for the thirty-nine weeks ended October 27, 2012 was $0.6 million compared to $2.4 million for the thirty-nine weeks ended October 29, 2011, a decrease of $1.8 million, or 74.2%. This decrease in income tax was primarily the result of a $4.6 million decrease in pre-tax income. Our effective tax rate was 43.4% during the thirty-nine weeks ended October 27, 2012 and 40.0% during the thirty-nine weeks ended October 29, 2011. For fiscal year ending 2012, we believe our effective tax rate will be approximately 41.5%, which is impacted by permanent book to tax differences related to fees paid for our secondary offering and discrete items primarily related to changes in state apportionment factors.

Net Income

As a result of the foregoing, net income decreased to $0.8 million in the thirty-nine weeks ended October 27, 2012 from $3.7 million in the thirty-nine weeks ended October 29, 2011, a decrease of $2.8 million, or 77.6%.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

Net sales increased from $197.2 million in fiscal year 2010 to $297.1 million in fiscal year 2011, an increase of $99.9 million, or 50.7%. The increase was the result of a comparable store sales increase of $13.1 million and a non-comparable store sales increase of $86.8 million. In fiscal year 2011, we opened a net of 50 new stores compared to a net of 40 new stores in fiscal year 2010. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 7.9% for fiscal year 2011 compared to fiscal year 2010. This increase resulted from an increase of approximately 6.1% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 1.8%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased from $131.0 million in fiscal year 2010 to $192.3 million in fiscal year 2011, an increase of $61.2 million, or 46.7%. The increase in cost of goods sold was primarily the result of a $48.2 million increase in the direct costs of goods resulting from an increase in sales and a $9.7 million increase in store occupancy as a result of new store openings.

Gross profit increased from $66.1 million in fiscal year 2010 to $104.9 million in fiscal year 2011, an increase of $38.7 million, or 58.5%. Gross margin increased from 33.5% in fiscal year 2010 to 35.3% for fiscal year 2011, an increase of 180 basis points. The increase in gross margin was primarily the result of a 102 and 64 basis point increase from buying and store occupancy expense, respectively, as buying expense decreased from prior year and store occupancy expense increased at a lower rate than the increase in net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $54.3 million in fiscal year 2010 to $78.6 million in fiscal year 2011, an increase of $24.3 million, or 44.7%. As a percentage of net sales, selling, general and administrative expenses decreased 110 basis points to 26.5% in fiscal year 2011 compared to 27.6% in fiscal year 2010. The increase in selling, general and administrative expense was primarily the result of increases of $17.4 million of store-related expenses to support new store growth and $6.0 million of a non-contractual bonus to certain executive officers for performance in fiscal 2011, which was partially offset by a decrease of $5.3 million in expense related to the 2010 Transaction, including compensation cost associated with the modification of certain stock options.

Income Tax Expense

Income tax expense increased from $4.8 million in fiscal year 2010 to $10.2 million in fiscal year 2011, an increase of $5.4 million, or 113.7%. This increase in income tax expense was primarily the result of a $14.5 million increase in pre-tax net income. Our effective tax rate decreased from 40.4% in fiscal year 2010 to 38.7% in fiscal year 2011. For fiscal year ending 2012, we believe our effective tax rate will be approximately 41.5%, which is impacted by permanent book to tax differences related to fees paid for our secondary offering and discrete items primarily related to changes in state apportionment factors.

Net Income

As a result of the foregoing, net income increased from $7.0 million in fiscal year 2010 to $16.1 million in fiscal year 2011, an increase of $9.1 million, or 128.9%.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

Net sales increased from $125.1 million in fiscal year 2009 to $197.2 million in fiscal year 2010, an increase of $72.1 million, or 57.6%. The increase was the result of a comparable store sales increase of $16.8 million and a non-comparable store sales increase of $55.3 million. In fiscal year 2010, we opened a net of 40 new stores compared to a net of 20 new stores in fiscal year 2009. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 15.6% for fiscal year 2010 compared to fiscal year 2009. This increase resulted from an increase of approximately 14.9% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 0.7%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased from $85.0 million in fiscal year 2009 to $131.0 million in fiscal year 2010, an increase of $46.0 million, of 54.1%. The increase in cost of goods sold was primarily the result of a $34.4 million increase in the direct costs of goods resulting from an increase in sales and a $6.6 million increase in store occupancy as a result of new store openings.

Gross profit increased from $40.1 million in fiscal year 2009 to $66.1 million in fiscal year 2010, an increase of $26.0 million, or 65.0%. Gross margin increased from 32.0% for fiscal year 2009 to 33.5% for fiscal year 2010, an increase of 150 basis points. The increase in gross margin was primarily the result of a 137 basis point increase from store occupancy expense, as this expense increased at a lower rate than the increase in net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $33.2 million in fiscal year 2009 to $54.3 million in fiscal year 2010, an increase of $21.1 million, or 63.6%. As a percentage of net sales, selling, general and administrative expenses increased 110 basis points to 27.6% in fiscal year 2010 compared to 26.5% in fiscal year 2009. The increase in selling, general and administrative expenses was primarily the result of increases of $11.3 million of store-related expense to support new store growth and $5.3 million of expense related to the 2010 Transaction, including compensation cost associated with the modification of certain stock options.

Income Tax Expense (Benefit)

Income taxes increased from a tax benefit of $4.9 million in fiscal year 2009 to a tax expense of $4.8 million in fiscal year 2010. This increase in income tax expense was primarily the result of a reversal of a $7.4 million deferred tax valuation allowance in fiscal 2009. Our effective tax rate changed from (71.3%) in fiscal year 2009 to 40.4% in fiscal year 2010.

Net Income

As a result of the foregoing, net income decreased from $11.7 million in fiscal year 2009 to $7.0 million in fiscal year 2010, a decrease of $4.6 million, or 39.8%.

Quarterly Results of Operations and Seasonality

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our annual results and our net sales. In our opinion, this unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. You should read this information in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year.

	Fiscal Year 2010				Fiscal Year 2011				Fiscal Year 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(unaudited)
	(in thousands, except percentages and other operating data)

Net sales	$31,625	$42,375	$41,459	$81,730	$47,427	$61,966	$61,895	$125,825	$71,829	$86,820	$86,587
Gross profit	9,146	13,959	9,983	33,055	14,587	20,011	18,373	51,890	23,020	28,747	26,931
Operating income (loss) (1)	202	1,686	(6,173)	16,089	1,661	3,688	739	20,133	(1,965)	4,735	1,841
Net income (loss)	$129	$1,004	$(3,678)	$9,568	$999	$2,212	$440	$12,427	$(1,157)	$1,247	$729
Percentage of Annual Results:
Net sales	16.0%	21.5%	21.0%	41.4%	16.0%	20.9%	20.8%	42.3%
Gross profit	13.8%	21.1%	15.1%	50.0%	13.9%	19.1%	17.5%	49.5%
Operating income (loss) (1)	1.7%	14.3%	(52.3%)	136.3%	6.3%	14.1%	2.8%	76.8%
Net income (loss)	1.8%	14.3%	(52.4%)	136.2%	6.2%	13.8%	2.7%	77.3%
Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100%
Gross profit	28.9%	32.9%	24.1%	40.4%	30.8%	32.3%	29.7%	41.2%	32.0%	33.1%	31.1%
Operating income (loss) (1)	0.6%	4.0%	(14.9%)	19.7%	3.5%	6.0%	1.2%	16.0%	(2.7)%	5.5%	2.1%
Net income (loss)	0.4%	2.4%	(8.9%)	11.7%	2.1%	3.6%	0.7%	9.9%	(1.6)%	1.4%	0.8%
Other Operating Data:
Total stores at end of period	105	115	138	142	145	168	189	192	199	226	243
Comparable store sales growth	22.8%	26.5%	15.9%	6.3%	7.6%	0.7%	7.6%	12.1%	10.4%	8.6%	8.8%

(1)	The third quarter of fiscal year 2010 includes $5.3 million of expense related to the 2010 Transaction. The fourth quarter of fiscal year 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. The first, second and third quarters of fiscal year 2012 include $5.9 million, $1.5 million and $1.5 million, respectively, of expense related to the cancellation of certain stock options in exchange for the grant of restricted shares.

Our business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, historical equity financings and borrowings under our revolving credit facility. Our primary cash needs are for capital expenditures and working capital. In May 2012, we also entered into a term loan facility and used the proceeds to pay the 2012 Dividend.

Capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. We plan to make capital expenditures of approximately $22.9 million in fiscal 2012 and approximately $23.0 million in fiscal 2013, which we expect to fund from cash generated from operations. We expect to devote approximately $16.8 million of our capital expenditure budget in fiscal 2012 to construct and open 52 new stores and a new distribution center, which will continue into fiscal 2013, with the remainder projected to be spent on corporate infrastructure, store relocations and remodels. As of October 27, 2012, material commitments for capital expenditures included: (1) our new lease for our second distribution center located in Olive Branch, Mississippi, which has an initial lease term of 10 years and future minimum lease payments of approximately $16.7 million and (2) the purchase and installation of this distribution center’s infrastructure and systems of approximately $3.1 million.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent, other store operating costs and distribution costs. Our working capital requirements fluctuate during the year, rising in the third and fourth fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak, year-end holiday shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand and borrowings under our revolving credit facility. We did not have any direct borrowings under our revolving credit facility at any point during fiscal 2011 or during the thirty-nine weeks ended October 27, 2012. When we have used our revolving credit facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of the fourth quarter of each fiscal year. Over the past three fiscal years, to the extent that we have drawn on the facility, we have paid down the borrowings before the end of the fiscal year with cash generated during our peak selling season in the fourth quarter.

Based on our growth plans, we believe that our cash position, net cash provided by operating activities and availability under our revolving credit facility will be adequate to finance our planned capital expenditures, working capital requirements and debt service over the next 12 months and the foreseeable future thereafter. If cash flows from operations and borrowings under our revolving credit facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Fiscal Year			Thirty-Nine Weeks Ended
	2009	2010	2011	October 29, 2011	October 27, 2012
	(in millions)
Net cash provided by (used in) operating activities	$9.2	$15.0	$46.7	$5.2	$(23.8)
Net cash used in investing activities	(7.3)	(14.9)	(18.6)	(15.4)	(17.4)
Net cash provided by (used in) financing activities	(0.1)	(0.4)	1.0	(0.1)	7.2

Net increase (decrease) during period in cash and cash equivalents	$1.8	$(0.3)	$29.1	$(10.4)	$(34.0)

Cash (Used in) Provided by Operating Activities

Net cash used in operating activities for the thirty-nine weeks ended October 27, 2012 was $23.8 million, an increase in cash used in operating activities of approximately $29.0 million compared to the thirty-nine weeks ended October 29, 2011. The increase in net cash used in operating activities was primarily the result of an increase in income taxes paid of $10.4 million, the settlement of $6.8 million of book overdrafts that were outstanding at January 28, 2012, the payment of $6.0 million of non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012 and an increase in working capital needs to support our growth. Partially offsetting the increases were increased operating cash flows from store performance.

Net cash provided by operating activities for fiscal 2011 was $46.7 million, an increase of $31.7 million compared to fiscal 2010. The increase in net cash provided by operating activities was primarily driven by an increase in operating income and the reclassification of $6.8 million in book overdrafts as accounts payable, due to the timing of bank settlement. The primary driver of the increase in our operating income is the addition of our new stores. During fiscal 2011, we added 50 stores and we expect to add 52 stores in fiscal 2012, with the majority of new stores opening prior to the beginning of the fourth quarter. Further, we will pay $8.9 million of taxes payable and $6.0 million related to non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012.

Net cash provided by operating activities for fiscal 2010 was $15.0 million, an increase of $5.8 million compared to fiscal 2009. The increase was primarily driven by an increase in operating income and a decrease in payments on accounts payable due to the timing of vendor payments at fiscal 2010 year-end. The increase in operating income was primarily driven by the addition of 40 stores in fiscal 2010, with the majority of new stores opening prior to the beginning of the fourth quarter. Partially offsetting these increases were an increase in inventory purchases to support our growth.

Cash Used in Investing Activities

Net cash used in investing activities for the thirty-nine weeks ended October 27, 2012 was $17.4 million, an increase of $2.0 million compared to the thirty-nine weeks ended October 29, 2011 related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and corporate infrastructure.

Net cash used in investing activities for fiscal 2011 was $18.6 million, an increase of $3.7 million compared to fiscal 2010 and related solely to capital expenditures. The increase in capital expenditures was primarily for corporate infrastructure and our distribution facility. We estimate capital expenditures in fiscal 2012 to be $22.9 million.

Net cash used in investing activities for fiscal 2010 was $14.9 million, an increase of $7.6 million compared to fiscal 2009 and related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and distribution facility.

Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities for the thirty-nine weeks ended October 27, 2012 was $7.2 million, an increase of $7.4 million compared to the thirty-nine weeks ended October 29, 2011. The increase in net cash provided by financing activities was primarily the result of $100.0 million of proceeds from our term loan facility and $73.3 million of proceeds from the IPO, partially offset by $99.5 million of dividend payments, a $65.5 million repayment of the term loan facility and $2.8 million in debt financing costs. See “—Financing Transactions” for further details.

Net cash (used in) provided by financing activities for fiscal 2009, 2010 and 2011 was $(0.1) million, $(0.4) million and $1.0 million, respectively. Fiscal 2011 cash flows provided by financing activities were primarily the result of proceeds of $1.1 million from the issuance of common stock. Fiscal 2010 cash flows used in financing activities were primarily the result of dividends paid to our common shareholders of $192.4 million and the redemption of warrants of $10.2 million, partially offset by net proceeds from the issuance of shares of our preferred stock of $191.9 million, proceeds from the exercise and prepayment of warrants and options to purchase common stock of $6.9 million, and the related excess tax benefit of $3.2 million. The $192.4 million dividend, together with the $4.3 million classified as compensation expense, comprised the 2010 Dividend. Fiscal 2009 cash flows used in financing activities were primarily the result of payments under capital lease agreements of $0.2 million, partially offset by proceeds from the exercise of warrants and options to purchase common stock of $0.1 million.

Please see “—Financing Transactions” for a description of the term loan facility entered into on May 16, 2012.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, which we refer to as the term loan facility. We used the net proceeds from the term loan facility and cash on hand to pay the 2012 Dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association, which is described below under “—Line of Credit.” We refer to the term loan facility, the revolving credit facility, as amended and restated, and related transactions as the “Financing Transactions.”

The term loan facility provides for a term loan of $100.0 million and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The term loan facility provides for interest on borrowings, at our option, at an alternate base rate which is the greater of (a) the administrative agent’s prime rate in effect on such day and (b) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%. The credit agreement for the term loan facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows us to net up to $10.0 million of our cash and cash equivalents against our indebtedness. Our leverage ratio must not exceed 3.25x for the testing periods in calendar year 2012, 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the term loan facility also includes customary negative and affirmative covenants including, among others, limitations on our ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

The term loan facility is subject to repayment upon our receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The term loan facility was also subject to repayment of $50.0 million upon our receipt of proceeds from the IPO. We closed the IPO on July 24, 2012 and on July 27, 2012, we repaid $65.3 million of principal under the term loan facility and $0.7 million of interest. As of October 27, 2012, the balance outstanding under the term loan facility was $34.5 million, bearing interest at a rate of 5.25%. Pursuant to the terms of the credit agreement, due to our repayment of $65.3 million of principal under the term loan facility in July, we are no longer required to make minimum quarterly payments and the unpaid balance will be due upon maturity. In connection with the term loan facility, we incurred deferred financing costs of $2.7 million which are being amortized over the term of the term loan facility. The amortization is included in interest expense, net, in the statements of operations. In connection with the repayment in July 2012, $1.6 million of the deferred financing costs were written off. The remaining deferred financing costs, net of amortization, are included in other assets in the balance sheet at October 27, 2012.

Amounts under the credit agreement for the term loan facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the term loan facility is 2.00% per annum.

All obligations under the term loan facility are secured by substantially all of our assets.

As of January 14, 2013, we were in compliance with the financial covenant and other covenants applicable to us under the credit agreement.

Line of Credit

On August 18, 2006, we entered into a Loan and Security Agreement with Wachovia Bank National Association (predecessor in interest to Wells Fargo Bank, National Association) that included a revolving line of credit with advances tied to a borrowing base. The Loan and Security Agreement was amended and restated on January 28, 2010 and later amended on October 14, 2010 and November 12, 2010. During fiscal year 2011, we had no borrowings under the revolving credit facility and we had approximately $20.0 million available on the line of credit for borrowings at January 28, 2012 based on the borrowing base. During fiscal year 2010, the maximum borrowings and weighted average interest rate under the revolving credit facility were $8.2 million and 4.85%, respectively, and interest expense was $53,267. During fiscal year 2009, we had no borrowings under the revolving credit facility.

The Loan and Security Agreement was amended and restated again on May 16, 2012. The revolving credit facility allows maximum borrowings of $20.0 million with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the term loan facility or (iii) upon the occurrence of an event of default. The revolving credit facility may be increased to $30.0 million upon certain conditions. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves. We incurred deferred financing costs of $50,000 in May 2012 in connection with the amendment and restatement of the revolving credit facility and such costs are being amortized over the remaining term of the revolving credit facility.

The revolving credit facility provides for interest on borrowings, at our option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The revolving credit facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The revolving credit facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12,000 per year.

The Loan and Security Agreement includes a covenant which requires us to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3.0 million.

The Loan and Security Agreement also includes customary negative and affirmative covenants including, among others, limitations on our ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

Additionally, the revolving credit facility is subject to payment upon our receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Loan and Security Agreement may become due upon certain events of default including, among others, failure to comply with the Loan and Security Agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control.

All obligations under the revolving credit facility are secured by substantially all of our assets.

As of January 14, 2013, we were in compliance with the covenants applicable to us under the Loan and Security Agreement. During the thirty-nine weeks ended October 27, 2012, there were no borrowings under the revolving credit facility.

2010 Transaction

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, one of our board members, invested $192.9 million and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in us. In connection with this transaction, all of our outstanding shares of preferred stock on October 13, 2010 were converted into shares of our common stock and all of our then outstanding options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock. We used the proceeds of this investment as well as cash on hand to pay a special dividend to the holders of our common stock on October 14, 2010. The aggregate amount of such dividend was approximately $196.7 million, or $13.24 per share. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for more discussion of this transaction.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. Our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, See Note 1 in our annual financial statements included elsewhere in this prospectus.

Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis. The market value used in the lower of cost or market analysis is subject to the effects of consumer demands, customer preferences and the broader economy. The effects of the previously listed criteria are not controllable by management. Our management reviews inventory levels in order to identify obsolete and slow-moving merchandise as these factors can indicate a decline in the market value of inventory on hand. Inventory cost is reduced when the selling price less costs of disposal is below cost. We accrue an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. These estimates are derived using available data and our historical experience. Our estimates may be impacted by changes in certain underlying assumptions and may not be indicative of future activity.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification (ASC) Topic 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In the event of a store closure, we will record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. Based on the analysis performed, our management believes that there was no impairment of long-lived assets for each of the 2009, 2010 and 2011 fiscal years. The impairment loss analysis requires management to apply judgment and make estimates.

Income Taxes

Income taxes are accounted for under the asset-and-liability method in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Our management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, our stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). We recognize compensation expense based on the estimated grant date fair value of restricted stock grants and use the Black-Scholes option-pricing model for grants of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by a number of assumptions, such as our estimated common stock fair value, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. As a result, if any of the inputs or assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

There are significant judgments and estimates inherent in the determination of fair value of stock-based awards. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause stock-based compensation to differ significantly from what has been recorded in the past. Future stock-based compensation cost will increase when we grant additional equity awards. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned stock-based compensation cost or incur additional cost.

Determination of the Fair Value of Common Stock on Grant Date.    Prior to our IPO, we were a private company with no active public market for our common stock. Therefore, prior to the IPO, in connection with each grant of restricted stock and stock options, the fair value of the common stock underlying the awards was determined by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. We determined the estimated per share fair value of our common stock using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. In conducting these valuations, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at the valuation date. Management, with the assistance of a third-party valuation firm engaged by us, used a range of factors, assumptions and methodologies to perform the valuations. The significant factors included:

•	the fact that we were a private retail company with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these awards, such as an initial public offering or sale of our company, given prevailing market conditions;

•	valuation of comparable public companies at the time of grant;

•	the U.S. and global capital market conditions; and

•	outlook for our industry at the time of grant.

After review of the fair value analyses, our board of directors authorized the use of at least that fair value as the value for restricted shares granted and the exercise price for options granted on the date of each valuation report.

Valuation Methodologies Used in Determining Fair Value.    To determine the estimated fair value of our common stock in relation to stock grants prior to our IPO, we conducted valuation analyses with the assistance of a third-party valuation firm that has experience in the retail industry. The Company considered three enterprise value allocation methods outlined in the Practice Aid. The Practice Aid discusses three “top-down” methods that establish the fair value of the enterprise and then allocate this value among the various classes of equity. These methods are referred to as: (i) the current-value method, (ii) the option-pricing method and (iii) the probability-weighted expected return method, or PWERM. For its valuations, the Company used the PWERM for three discrete scenarios: continuation as a private company (i.e., no liquidity event), initial public offering, and strategic sale or merger. Management determined the likelihood of these various outcomes to further support the selection of this method.

Under the PWERM, the value of the Company’s common stock was estimated based upon an analysis of future enterprise values under the aforementioned scenarios. The future enterprise values were allocated among the various equity classes expected to be outstanding at the various liquidity events based on the rights and preferences of each class. The future value of the common stock under each liquidation event was then discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. For the continue as a private company scenario, discounts for lack of marketability and lack of control, to account for the illiquidity of the common stock and a minority holding, were applied to the indicated common stock value to determine the fair value of the common stock. As of each valuation date described below, the probability of an exit via an initial public offering or strategic sale or merger was considered significantly more likely than remaining a private company. As such, a lower probability was assigned to the continue as a private company scenario at each valuation date based on management’s best estimate. Moreover, the exit via an initial public offering scenario was considered to be significantly more likely than an exit via a strategic sale or merger. Each of the liquidity event dates determined by management was weighted based on the likelihood of the initial public offering timing at these dates.

After consideration of conventional valuation approaches, the Company concluded that the income and market approach were most appropriate to determine the fair value of its common stock under the continuation as a private company scenario. The income approach is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The market approach is a valuation technique that provides an estimation of fair value based on market prices of publicly traded companies. With regard to weighting the conclusions that were reached by applying the income and market approaches, the Company considered the quality and the reliability of the data underlying each indication of value at each valuation date. Based on management’s analysis of the underlying data, the weighting of value between the income and market approaches was adjusted to provide the most reliable indication of value. It was the Company’s opinion that while both approaches provide reliable value indications, the income approach was considered to provide a slightly more reliable indication of value because it assumed that a hypothetical investor in the Company’s securities would place more importance on the projected operations and forecasted future financial performance given the above average growth trajectory. Therefore, primary emphasis and weighting was placed on the income approach under the continue as a private company scenario.

Under the initial public offering scenario, the fair value of the Company’s common shares is based upon transactions of publicly traded companies (“guideline companies”) engaged in a line (or lines) of business similar to the Company (the “public company method”). In conjunction with guidance from the Company’s Board of Directors and independent valuation firm, a search for guideline companies was made which revealed numerous publicly-traded companies in the “discount stores” and “teen brands” retail industry. Beginning with our November 2011 valuation, guideline companies in the “high growth” retail industry were included in the Company’s analysis to better compare the nature of the Company’s business with other comparable companies. Though the selected guideline companies differed in some respects from the Company, they were generally influenced by similar business and economic conditions and were considered to offer alternative investment opportunities. The application of the public company method utilized market multiples based on current market prices together with historical and forecasted financial data of the publicly traded guideline companies. Selected market multiples derived in the analysis were then applied to the Company’s historical or projected financial results to arrive at indications of value.

Stock Option and Restricted Stock Grants.    On October 14, 2010, the Company granted stock options to purchase a total of 2,020,620 shares of common stock at an exercise price of $6.31 per share to two employees, both of whom were also directors, pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered a concurrent third-party transaction on October 14, 2010 whereby Advent International Corporation and Sargent Family Investment, LLC purchased 89,291,773 shares of Series A 8% Convertible Preferred Stock at $2.17 per share ($6.28 on an as-converted basis). The preferred shareholders had certain rights and privileges over common shareholders which resulted in a premium on the preferred stock over common stock, including:

•	an 8% dividend;

•	senior liquidation preferences;

•	right to appoint four members to a seven member Board of Directors; and

•	anti-dilution protection.

In assessing the reasonableness of the fair value of the Company’s common stock, the Company also considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	that there were no material changes in factors impacting common stock per share value from October 14, 2010 to December 1, 2010, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On December 1, 2010, the Company granted stock options to purchase a total of 115,556 shares of common stock at an exercise price of $6.31 per share to 21 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

On February 22, 2011, the Company granted stock options to purchase a total of 25,950 shares of common stock at an exercise price of $6.31 per share to nine employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	there were no material changes in factors impacting common stock per share value from December 1, 2010 to February 22, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On May 25, 2011, the Company granted stock options to purchase a total of 150,250 shares of common stock at an exercise price of $6.31 per share to 81 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.04 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.04 per common share as of April 2, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share.

•	that there were no material changes in factors impacting common stock per share value from April 2, 2011 to May 25, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On September 1, 2011, the Company granted stock options to purchase a total of 35,543 shares of common stock at an exercise price of $6.97 per share to 28 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share; and

•

management determined that the likelihood of an initial public offering or other liquidity event had increased from the Company’s previous estimate of fair value based on discussions with investors and advisors. Therefore management revised its probability assigned to either an initial public offering or other liquidity event from 70% to 80%, which increased the Company’s estimated value per share.

On October 18, 2011, the Company granted stock options to purchase a total of 270,500 shares of common stock at an exercise price of $6.97 per share to 120 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	that there were no material changes in factors impacting common stock per share value from September 1, 2011 to October 18, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On November 22, 2011, the Company granted stock options to purchase a total of 129,058 shares of common stock at an exercise price of $8.16 per share to seven employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $8.15 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $8.15 per common share as of November 22, 2011.

•	changes in valuation which were primarily due to the following:

•	multiples of the Company’s guideline public company peer group were generally higher than at the time of the Company’s previous valuation, which increased the Company’s estimated value per share;

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share; and

•	following the completion of the Company’s third fiscal quarter, management revised the full year forecast upward, which resulted in an increased value per share.

On March 1, 2012, the Company granted stock options to purchase a total of 318,666 shares of common stock at an exercise price of $11.22 per share to 146 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $11.21 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.21 per common share as of February 21, 2012.

•	changes in valuation which were primarily due to the following:

•	multiples of the Company’s guideline public company peer group were generally higher than at the time of the Company’s previous valuation, which increased the Company’s value per share;

•

an upward revision in Management’s estimate of terminal value, due to the revised projections of growth potential driven by new store openings in new markets, which increased the Company’s value per share; and

•

following the completion of the Company’s full fiscal year, which exceeded both budgeted revenues and earnings, management revised forecasted financial results upward, which resulted in an increased value per share.

•	there were no material changes in factors impacting common stock per share value from February 21, 2012 to March 1, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On March 30, 2012, the Company granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to the Company’s equity incentive plan. In addition, just previous to this grant, on March 22, 2012, the Company granted 2,020,620 shares of restricted stock in connection with the cancellation of previously granted options. The Company determined that the fair value of the common stock on the date of both grants was $11.01 per share. To assess the reasonableness of the fair value of the Company’s common stock on these dates, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.01 per common share as of March 22, 2012.

•	changes in valuation which were primarily due to the following:

•

multiples of the Company’s guideline public company peer group were generally lower than at the time of the Company’s previous valuation, which decreased the Company’s value per share; this decrease was offset by the planned leveraged dividend of approximately $100 million that provided shareholders with earlier liquidity, which increased the Company’s value per share.

•	there were no material changes in factors impacting common stock per share value from March 22, 2012 to March 30, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

For grant dates from March 31, 2012, through the date of our IPO, the fair value of restricted stock awards were based on the pricing of our IPO and the fair value of stock options were based on the Black-Scholes option-pricing model as discussed above utilizing the IPO price of our common stock as the fair value of common stock in the model. Subsequent to the date of our IPO, the fair value of restricted stock awards are based on the closing price of our common stock on the grant date and the fair value of stock options are based on the Black-Scholes option-pricing model as discussed above utilizing the closing price of our common stock on the grant date as the fair value of common stock in the model.

Contractual Obligations

The following table summarizes, as of January 28, 2012, our minimum rental commitments under operating lease agreements including assumed extensions, minimum payments for long-term debt and other obligations in future periods:

	Payments Due By Period
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$268.0	$30.7	$66.1	$62.0	$109.2
Purchase obligations(2)	1.7	1.7	—	—	—
Notes payable	0.3	—	0.3	—	—

Total	$270.0	$32.4	$66.4	$62.0	$109.2

(1)	Our store leases generally have initial lease terms of 5-10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is our corporate office and distribution center leases.
(2)	Purchase obligations consist primarily of inventory purchase orders. Our inventory purchase orders are cancellable with limited or no recourse available to the vendor until the inventory is shipped to us.

Since January 28, 2012, we have entered into 59 new fully executed retail leases with an average term of 10 years and other lease modifications that have future minimum lease payments of approximately $91.2 million, a second distribution center lease with an initial term of 10 years that has future minimum lease payments of approximately $16.7 million and purchase commitments for infrastructure and systems that will be implemented in the construction of the second distribution center of approximately $3.1 million. In addition, we entered into the term loan facility in May 2012 increasing our notes payable to $34.5 million as of October 27, 2012. The balance bears an interest rate of 5.25%.

Off Balance Sheet Arrangements

As of and for the thirty-nine weeks ended October 27, 2012 and for the three fiscal years ended January 28, 2012, except for operating leases entered into in the normal course of business, we were not party to any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS). The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles, or U.S. GAAP, and international financial reporting standards, or IFRS, and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. However, we do not intend to take advantage of any of the exemptions available to “emerging growth companies.”

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of the IPO;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. We have a Loan and Security Agreement which includes a revolving line of credit with advances tied to a borrowing base and which bears interest at a variable rate. Because our revolving credit facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates. As of January 28, 2012, we had no outstanding borrowings under our revolving credit facility, nor did we have any borrowings during fiscal year 2011. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Our Company

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of our category worlds: Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal (which we refer to as “Now”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in the greater Philadelphia area in 2002 and, since then, have been expanding contiguously across the eastern half of the U.S. As of October 27, 2012, we operated a total of 243 locations across 18 states and we expect to operate a total of 244 locations as of the end of fiscal 2012. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We believe we have the opportunity to grow our store base to more than 2,000 locations over approximately 20 years.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 26 fiscal quarters.

•

For the thirty-nine weeks ended October 27, 2012, our comparable store sales increased by 9.2%. For the same period in the prior year, our comparable store sales increased by 5.0%. Our net sales for the thirty-nine weeks ended October 27, 2012 were $245.2 million, an increase of 43.2%, from $171.3 million for the thirty-nine weeks ended October 29, 2011. Our operating income was $4.6 million for the thirty-nine weeks ended October 27, 2012 compared to $6.1 million for the thirty-nine weeks ended October 29, 2011.

•

Our comparable store sales increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes.

•	Over the past two fiscal years, we expanded our store base from 102 stores to 192 stores, representing a compound annual growth rate of 37.2%.

•	Between fiscal 2009 and 2011, our net sales increased from $125.1 million to $297.1 million, representing a 54.1% compound annual growth rate.

•	Over the same period, our operating income increased from $6.9 million to $26.2 million, representing a compound annual growth rate of 95.3%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. We have built our concept to appeal to this customer base, which we believe to be economically influential and resilient based on our industry knowledge and experience, as well as their parents and others who shop for them. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience, drive traffic to our stores and keep our customers engaged throughout their visits. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to trends that become mainstream. Our price points enable aspiring teens and pre-teens to shop independently, often using their own money to make frequent purchases of items geared primarily to them and to exercise self-expression through their independent retail purchases.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right as well as everyday products within each of our category worlds that changes frequently to create a sense of anticipation and freshness, which we believe provides excitement for our customers. We have a broad range of vendors, most of which are domestically-based, which enables us to shorten response lead times, maximizes our speed to market and equips us to make more informed buying decisions. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers. Our price points of $5 and below resonate both with our target demographic and also with other value-oriented customers. We are able to deliver on this value proposition through sourcing products in a manner that is designed to achieve low cost, fast response and high item velocity and sell-through. We maintain a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We also employ an opportunistic buying strategy, capitalizing on select excess inventory opportunities with our vendors. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We believe we have created a unique and engaging in-store atmosphere that customers find fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout, designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing trend-right music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products, and convey our value pricing. We have developed a unique culture that emanates from our employees, many of whom frequently shop at Five Below, to our customers, thereby driving a higher level of connectivity and engagement. Additionally, we believe our price points of $5 and below, coupled with our dynamic merchandising approach, create an element of discovery, driving repeat visits and customer engagement while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level return on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial results across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Since our inception, our co-founders, David Schlessinger and Thomas Vellios, who have approximately 65 combined years of retail experience, have set the vision and strategic direction for Five Below. Messrs. Schlessinger and Vellios have assembled a talented senior management team averaging 24 years of retail experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure. We believe our management team is integral to our success and has positioned us well for long-term growth.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe there is significant opportunity to expand our store base in the U.S. from 243 locations, as of October 27, 2012, to more than 2,000 locations within the U.S. over approximately 20 years, based on our experience and supported by research conducted for us by The Buxton Company, a customer analytics research firm. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets as well as contiguous new markets. This strategy allows us to benefit from enhanced brand awareness and achieve operational efficiencies. We opened 50 net new stores in fiscal 2011 and plan to open 52 in fiscal 2012 and approximately 60 in fiscal 2013. Our stores average approximately 7,500 square feet and are primarily inline locations within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We have a talented and disciplined real estate management team and a rigorous real estate site selection process. We analyze the demographics of the surrounding trade areas, the performance of adjacent retailers as well as traffic and specific site characteristics and other variables. As of October 27, 2012, we have executed lease agreements for the opening of 52 new stores in fiscal 2012.

•

Drive Comparable Store Sales.    We expect to continue generating positive comparable store sales growth by continuing to hone and refine our dynamic merchandising offering and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement. We believe that executing on these strategies will increase the size and frequency of purchases by our existing customers and attract new customers to our stores.

•

Increase Brand Awareness.    We have a cost-effective marketing strategy designed to drive store traffic and promote brand awareness. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media presence to drive brand excitement and increased store visits within existing and new markets. We believe our online platform is an extension of our brand and retail stores, serving as a marketing and informational tool for us. This platform allows us to continue to build brand awareness and expand our customer base.

•

Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively tapped the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Our Merchandise

Strategy

We offer a dynamic, edited assortment of trend-right, high-quality products, all priced at $5 or below, including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to customers across a variety of age groups beyond our target demographic.

Our typical store features in excess of 4,000 stock-keeping units, or SKUs, across a number of our category worlds including Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal. We focus our merchandising strategy on maintaining core categories within our stores, but aim to generate high item velocity and sell-through to keep our assortment fresh and drive repeat visits. We monitor trends in our target demographic market, historical sales trends of current and prior products and the success of new product launches to ensure that our merchandise is relevant for our customers. We have a highly planned merchandise strategy focused on trend-right and everyday products supplemented by selected opportunistic purchases from our vendors to drive traffic and therefore offer our customers a consistently exciting shopping experience.

We believe we offer a compelling value proposition to our customers across all of our core product categories. The common element of our dynamic merchandise selection is the consistent delivery of exceptional value to the consumer, with all products offered at or below the $5 price point. Pricing all items at $5 or below enables us to provide an extensive range of exciting products, while maintaining the attraction of a value retailer. Many of the products we sell can also be found in mall specialty stores, department stores, mass merchandisers and drug stores; however, we offer all of these products in an exciting and easy to shop retail environment at price points of $5 and below.

Product Mix

We organize the merchandise in our stores into the following category worlds:

•

Style:    Consists primarily of accessories such as novelty socks, sunglasses, jewelry, scarves, gloves, hair accessories and “attitude” t-shirts. Our beauty offering includes products such as nail polish, lip gloss, fragrance and branded cosmetics.

•

Room:    Consists of items used to complete and personalize our customer’s living space, including glitter lamps, posters, frames, fleece blankets, pillows, candles, incense and related items. We also offer storage options for the customer’s room and locker.

•	Sports: Consists of an assortment of sport balls, team sports merchandise and fitness accessories, including hand weights, jump ropes and gym balls. We also offer a variety of games, including name brand board games, puzzles, toys and plush items. In the summer season, our sports offering also includes pool, beach and outdoor toys, games and accessories.

•

Media:    Consists of a selection of accessories for PCs, cell phones, MP3 players and tablet computers. The offering includes cases, chargers, headphones and other related items. We also carry a range of media products including books, video games and DVDs.

•

Crafts:    We offer an assortment of craft activity kits, as well as arts and crafts supplies such as crayons, markers and stickers. We also offer trend-right items for school such as backpacks, fashion notebooks and journals, novelty pens and pencils, as well as everyday name brand items.

•	Party: Consists of party goods, decorations and greeting cards, as well as everyday and special occasion merchandise.

•

Candy:    Consists of branded items that appeal to teens and pre-teens. This category includes an assortment of classic and novelty candy bars and movie-size box candy as well as gum and snack food. We also sell chilled drinks via coolers.

•

Seasonal:    Consists of seasonally-specific items used to celebrate and decorate for events such as Christmas, Easter, Halloween and St. Patrick’s Day. These products are most often placed at the front of the store.

Set forth below is data for the following groups of products – leisure, fashion and home, and party and snack. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

Sales by Product Group	Percentage of Sales
	2011	2010	2009
Leisure	50.5%	50.5%	51.7%
Fashion and home	33.0	33.1	31.7
Party and snack	16.5	16.4	16.6

Total	100.0%	100.0%	100.0%

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

Our Stores

As of October 27, 2012, we operated 243 stores throughout the eastern half of the U.S. In fiscal 2011, our average store size was approximately 7,500 square feet. Our stores are primarily located in power, community and lifestyle shopping centers; only approximately 5% of our stores are located in malls. The following map shows the number of stores in each of the states in which we operated as of October 27, 2012.

Store Design and Layout

We present our products in a unique and engaging in-store atmosphere. We maintain a consistent floor layout designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing. In addition to traditional perimeter and gondola shelving, racks and tables, we utilize innovative approaches such as wheelbarrows, barrels and bins strategically placed throughout our stores. These techniques foster customer interaction with products, supporting the strong relationship we strive to develop with our customers and enhance our upbeat and vibrant shopping environment.

Each of our category worlds is strategically located within our stores in an effort to enhance the customer’s shopping experience. For example, seasonal offerings are located in the front of the store with the goal of catching customers’ attention and being “top of mind,” and specially featured value “wow” items and other key items are positioned along the center aisle. Impulse items and “dollar value” tables surround the checkout areas to capture add-on purchases.

Expansion Opportunities and Site Selection

Our unique focus on the teen and pre-teen customer is supported by our real estate strategy to locate stores in high-visibility locations. We seek to operate stores in high-visibility, high-traffic retail venues, which reinforce our brand message, heighten brand awareness and drive customer traffic.

Our strategy is to saturate markets with clusters of stores because of the considerable benefit that stores derive from market concentration. Our store model is profitable across a variety of urban, suburban and semi-rural markets and in multiple real estate venues including power, community and lifestyle shopping centers. Our retail concept works well with a large and varied group of national co-tenants that drive customer traffic.

We select store sites for new store openings based upon certain criteria including minimum population density requirements, availability of attractive lease terms, sufficient space and strong positioning within a center. Members of our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which is composed of senior management including our executive officers, approves all of our locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the U.S. In fiscal 2011, we opened 50 net new stores, and in fiscal 2012, we intend to open 52 new stores through expansion in existing markets and by entering new markets. We maintain a pipeline of real estate sites that have been approved by our real estate committee and have executed 52 leases through October 27, 2012 for new stores in fiscal 2012. Our recent store growth is summarized in the following table:

Period	Stores at Start of Period	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Period
Fiscal 2009	82	20	—	20	102
Fiscal 2010	102	40	—	40	142
Fiscal 2011	142	51	1	50	192

During the thirty-nine weeks ended October 27, 2012, 51 additional stores were opened and zero stores closed, bringing the total number of stores open as of October 27, 2012 to 243.

Opening stores within existing markets enables Five Below to benefit from enhanced brand awareness and to achieve advertising, operating and distribution efficiencies. Our targeted new store openings include additional locations in existing markets as well as expansion into adjacent states and markets. In existing markets, we use a store densification strategy that promotes brand awareness and leverages marketing, operating and distribution costs. When entering new markets we employ a store clustering strategy, opening multiple stores in a single market on the same day, enabling us to leverage marketing and pre-opening expenses.

Our store growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes an average store size of approximately 7,500 square feet that achieves sales of approximately $1.5 million to $1.6 million in the first full year of operation, which is in line with the average net sales per store of our existing store base over the last two years, and an average new store cash investment of approximately $300,000, including our store buildout (net of tenant allowances), inventory and cash pre-opening expenses. Our new store model targets an average payback period of less than one year on our initial investment.

Store Management, Culture and Training

Each of our stores is managed by a general manager and one or two assistant managers who oversee full-time and part-time team members within each store. Each general manager is responsible for the day-to-day operations of his or her store, including the unit’s operating results, maintaining a clean and appealing store environment and the hiring, training and development of personnel. We also employ district managers, who are responsible for overseeing the operations of 10 to 15 stores, on average.

We are guided by a philosophy that recognizes strong sales performance and customer service, allowing us to identify and reward team members who meet our high performance standards. Store managers and assistant managers participate in a rewarding bonus incentive program based on exceeding planned levels of sales and are paid on a monthly basis. We also recognize individual performance through internal promotions and provide extensive opportunities for advancement.

Our employees are critical to achieving our goals, and we strive to hire talented employees with high energy levels and motivation. We have well-established store operating policies and procedures and an in-store training program for new store managers, assistant managers and staff. In addition, we have a dedicated group of training and new store opening managers who are focused on ensuring a consistent new store opening process and who leverage their extensive experience and knowledge of the Five Below culture to train new store managers. Our customer service and store procedure training programs are designed to enable associates to assist customers in a friendly manner and to help to create a positive sales-driven environment and culture as well as teach successful operating practices and procedures.

Merchandise Sourcing and Distribution

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy.

Merchandising

Our merchandising team consists of two general merchandise managers, who report directly to our Chief Executive Officer, supported by an approximate 30-member merchandising team. Our merchandising team works directly with our central planning and allocation group to ensure a consistent delivery of products across our store base. Each of our general merchandise managers has over 20 years of experience within the retail sector.

Sourcing

We believe we have strong sourcing capabilities developed through a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We regularly purchase core merchandise in accordance with our key categories. We also employ an opportunistic buying strategy, capitalizing on selected excess inventory opportunities, to purchase complementary merchandise based on consumer trends, product availability and favorable economic terms.

We work with approximately 700 active vendors, with no single vendor representing more than 8% of our purchases in fiscal 2011. We source approximately 90% of our purchases from domestic vendors. We typically have no long-term supply agreements or exclusive arrangements with our vendors and our top 20 vendors represent approximately 35% of total goods purchased in fiscal 2011.

Distribution

We distribute over 85% of the merchandise sold by us from our 421,000 square foot distribution center in New Castle, Delaware with the remaining merchandise shipped directly from the vendor to our stores. We realize cost savings by working with our vendors to streamline and reduce packaging to diminish shipping costs.

We generally ship merchandise from our distribution center to our stores between two and four times a week, depending on the season and the volume of a specific store. We use contract carriers to ship merchandise to our stores.

We recently signed a lease for a second distribution center in Olive Branch, Mississippi, which we expect to open during fiscal 2013, to support our growth. From time to time, we augment our distribution facilities with third-party warehousing.

Marketing and Advertising

Our cost-effective marketing strategy is designed to drive store traffic and increase brand awareness with our target demographic, as well as other value-oriented customers. Our strategy includes the use of newspaper circulars focused during peak selling seasons that highlight our brand and exceptional value proposition as well as local media and grassroots marketing to support existing and new market entries. Additionally, we rely on the strong visibility and the presence of our store locations, email messaging and community and school marketing to promote and further our brand image and drive traffic.

Our marketing team works with our merchandising team to develop novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing.

For new store openings, we seek to create community awareness and consumer excitement through a mix of print advertising, public relations and radio promoting the grand opening and by creating an on-site grand opening event that includes free drinks and signature “Five Cent” hot dogs. We also aim to target multiple store openings in a given new market on the same day in order to leverage marketing efforts to produce maximum impact.

In addition to our marketing and public relations efforts described above, we also maintain a website (www.fivebelow.com) and, over the last year, our online following has grown substantially. We use both our website and social networking sites to highlight our value proposition, store locations, employment opportunities, featured products and grand openings.

Competition

We compete with a broad range of retailers including discount, mass merchandise, grocery, drug, convenience, variety and other specialty stores. Many of these retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts.

The principal basis upon which we compete is by offering a dynamic, edited assortment of exciting products, all priced at $5 or below and including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Our success also depends in substantial part on our ability to respond quickly to trends so that we can meet the changing demands of our customers. We believe that we compare favorably relative to many of our competitors based on our merchandising strategy, edited product assortment targeted at teens and pre-teens, store environment, flexible real estate strategy and company culture. Nonetheless, certain of our competitors have greater financial, distribution, marketing and other resources than we do.

Trademarks and Other Intellectual Property

We own several trademarks that have been registered with the U.S. Patent and Trademark Office, including Five Below® and Five Below Hot Stuff. Cool Prices®. We also own domain names, including www.fivebelow.com, and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks whenever practicable and pursue any infringement of those marks.

Management Information Systems

Our management information systems provide a full range of business process assistance and timely information to support our merchandising strategy, warehouse management, stores and operating and financial teams. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise planning and buying, inventory management, financial reporting, real estate and administrative functions. We believe that our information systems have the capacity to accommodate our growth plans.

Government Regulation

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We maintain third-party insurance for a number of risk management activities including workers’ compensation, general liability, property and employee-related health care benefits. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of October 27, 2012, we employed approximately 750 full-time and 3,630 part-time personnel. Of our total employees, approximately 130 were based at our corporate headquarters in Philadelphia, Pennsylvania, approximately 150 were based at our distribution center in New Castle, Delaware and approximately 4,100 were store employees. The number of part-time associates fluctuates depending on seasonal needs. We consider our relationship with our employees to be very good. None of our employees belong to a union or are party to any collective bargaining or similar agreement.

Properties

We do not own any real property. Our corporate headquarters are located in Philadelphia, Pennsylvania and are leased under a lease agreement expiring in 2022, with options to renew for two successive five-year periods. Our 421,000 square foot distribution center is located in New Castle, Delaware and is leased under a lease agreement expiring in 2016 with options to renew for two successive five-year periods. We recently signed a lease for a second distribution center in Olive Branch, Mississippi and we plan to open the center in fiscal 2013. This distribution center is approximately 600,000 square feet and is leased under a lease agreement expiring in 2022 with options to renew for three successive five-year periods. As of October 27, 2012, there were 243 Five Below store locations in 18 states. All of our stores are leased from third parties and the leases typically have five to ten year terms with one or more five-year renewal options, and many provide us with the option to terminate early under specified conditions. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

Legal Proceedings

We are subject to various proceedings, lawsuits, disputes, and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us from time to time include commercial, intellectual property, customer, and employment actions, including class action lawsuits. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. We cannot predict with assurance the outcome of actions brought against us. Accordingly, adverse developments, settlements, or resolutions may occur and negatively impact income in the quarter of such development, settlement, or resolution. If a potential loss arising from these lawsuits, claims and pending actions is probable and reasonably estimable, we record the estimated liability based on circumstances and assumptions existing at the time. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

Corporate Information

Five Below was incorporated in Pennsylvania in January 2002 under the name of Cheap Holdings, Inc. We changed our name to Five Below, Inc. in August 2002.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information concerning our current executive officers, key employees and directors.

Name	Age	Position/Title
David Schlessinger	57	Executive Chairman, Director
Thomas G. Vellios	57	President and Chief Executive Officer, Director
Kenneth R. Bull	50	Chief Financial Officer, Secretary and Treasurer
David Johnston	48	Chief Operating Officer
Jeffrey D. Moore	46	Executive Vice President, Merchandising
Eugene F. Rosadino	53	Senior Vice President, Supply Chain
Steven J. Collins	44	Director
Andrew W. Crawford	34	Director
David M. Mussafer	49	Director
Howard D. Ross	61	Director
Thomas M. Ryan	60	Director
Ronald L. Sargent	57	Director

Our directors have been selected pursuant to the terms of a shareholders agreement described more fully below. The terms of the shareholders agreement related to the election of directors terminated upon the closing of the IPO.

Executive Officers

David Schlessinger.    Mr. Schlessinger is the co-founder of Five Below and has served as our Executive Chairman since February 2005. Mr. Schlessinger previously served as our President from 2002 to 2005. Mr. Schlessinger has been a director of Five Below since our incorporation in 2002. Previously, Mr. Schlessinger founded Zany Brainy, Inc., a retail children’s educational products company, in 1991 and served as Zany Brainy’s Chief Executive Officer until 1996 and as its Chairman until 1998. He also founded Encore Books, a retail bookstore chain, in 1973 and served as its Chairman and Chief Executive Officer until 1986. Mr. Schlessinger previously served as a director of Destination Maternity Corporation. Mr. Schlessinger’s extensive experience in the management, operations and finance of a retail business as well as his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Thomas G. Vellios.    Mr. Vellios is the co-founder of Five Below and has served as our President and Chief Executive Officer since 2005. Mr. Vellios has been a director of Five Below since our incorporation in 2002. Previously, Mr. Vellios served as President, Chief Executive Officer and a director of Zany Brainy, Inc. Prior to joining Zany Brainy, Mr. Vellios served as Senior Vice President, General Merchandise Manager at Caldor, a regional discount chain and a division of the May Company. Mr. Vellios currently serves as a director of Hot Topic, Inc. Mr. Vellios’ extensive experience in the retail industry, his experience with the management, operations and finance of a retail business, and his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Kenneth R. Bull.    Mr. Bull joined Five Below as Senior Vice President, Finance in 2005 and was later appointed as our Secretary and Treasurer. In 2012, he was promoted to Chief Financial Officer. Previously, Mr. Bull was the Finance Director and Treasurer for Urban Outfitters, Inc., a specialty lifestyle merchandising retailer, from 1999 to 2003, and the Vice President, Finance and Controller for Asian American Partners d/b/a Eagle’s Eye, a wholesaler and retailer of women’s and children’s better apparel from 1991 to 1999.

David Johnston.    Mr. Johnston joined Five Below as the Chief Operating Officer in June 2012. Previously, Mr. Johnston served as a senior executive at Wawa, Inc., a multi-state retailer of food products and gasoline, holding the titles of Senior Vice President and Chief Financial Officer, from 2005 to 2006, and Executive Vice President and Chief Operating Officer, from 2007 to 2012.

Key Employees

Jeffrey D. Moore.    Mr. Moore joined Five Below in 2007 as General Merchandise Manager and in September 2012 he was promoted to Executive Vice President, Merchandising. Prior to joining Five Below, Mr. Moore was Senior Vice President and General Merchandise Manager with David’s Bridal, a bridal retailer, from 2002 to 2007. Prior to David’s Bridal, he was Senior Vice President and General Merchandise Manager at The Bon-Ton Department Stores, a retail store chain, from 1998 to 2002.

Eugene F. Rosadino.    Mr. Rosadino joined Five Below in 2008 as Senior Vice President, Supply Chain. Prior to joining Five Below, he was Vice President, Supply Chain with Blue Tulip, Inc., a card and gift retail store, from 2005 to 2008. Prior to joining Blue Tulip, Mr. Rosadino held the roles of Chief Operating Officer with 4R Systems, an inventory management consulting firm, and Executive Vice President of inventory management with Zany Brainy, Inc.

Non-Employee Directors

Steven J. Collins.    Mr. Collins has served as a director since 2010. Mr. Collins, a Managing Director of Advent International, which he joined in 1995, currently serves as a director of Kirkland’s, Inc. and several privately held businesses, including Party City Holdings, Inc., Bojangles’ Restaurants, Inc. and Charlotte Russe Holding, Inc., and previously served as a director of lululemon athletica inc. Mr. Collins’ experience serving as a director of public and private companies and his affiliation with Advent International, whose Series A 8% convertible preferred stock holdings entitled it to elect up to five directors (prior to the closing of the IPO as described under “—Board Composition”), led to the conclusion that he should serve as a director of Five Below.

Andrew W. Crawford.    Mr. Crawford has served as a director since 2010. Mr. Crawford is a Principal with Advent International, which he joined in 2003 as an associate and rejoined as a Principal in 2008, following business school. Mr. Crawford currently serves as a director of privately held businesses, Bojangles’ Restaurants, Inc. and Charlotte Russe Holding, Inc. Mr. Crawford’s experience in private equity fund management, his financial expertise and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

David M. Mussafer.    Mr. Mussafer has served as a director since 2010. Mr. Mussafer, a Managing Partner of Advent International, which he joined in 1990, currently serves as a director of Dufry AG, Vantiv, Inc. and Charlotte Russe Holding Inc. and previously served as a director of lululemon athletica inc. and a number of privately held businesses. Mr. Mussafer’s experience serving as a director of public and private businesses and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

Howard D. Ross.    Mr. Ross has served as a director since 2005. Mr. Ross, a co-founder of LLR Partners Inc., which manages private equity funds, currently serves as a director of several privately held businesses. Prior to the formation of LLR Partners in 1999, Mr. Ross was a partner in Arthur Andersen LLP, an accounting firm. Mr. Ross’ background in accounting and private equity fund management, his financial expertise and roles on several boards of directors led to the conclusion that he should serve as a director of Five Below.

Thomas M. Ryan.    Mr. Ryan has served as a director since 2011. In 2011, Mr. Ryan became an operating partner of Advent International as a part of its Operating Partner Program. Prior to joining our board of directors, Mr. Ryan served as the Chairman of the board of directors, President and Chief Executive Officer of CVS Caremark Corporation, a retail pharmacy and healthcare corporation, until he retired in 2011. Mr. Ryan became the Chief Executive Officer of CVS Corporation in 1998 and he also served as the Chairman of the board of directors of CVS Corporation from 1999 to 2007. In 2007, Mr. Ryan again became the chairman of CVS Caremark Corporation’s board of directors. Mr. Ryan currently serves as a director of Yum! Brands, Inc. and Vantiv, Inc. and previously served as a director of Bank of America Corporation. Mr. Ryan’s experience in the retail industry, as both an executive officer and director of a large retail company, led to the conclusion that he should serve as a director of Five Below.

Ronald L. Sargent.    Mr. Sargent has served as a director since 2004. Mr. Sargent has served as the Chief Executive Officer of Staples, Inc., an office supply company, since 2002 and as Chairman of its board of directors since 2005. Prior to becoming Chairman and Chief Executive Officer, Mr. Sargent held a variety of executive positions at Staples, Inc. since joining the company in 1989. Mr. Sargent currently serves as a director of The Kroger Co. and previously served as a director of The Home Depot, Inc. Mr. Sargent’s experience as an executive officer and director of Staples, Inc. as well as his extensive experience in the retail industry led to the conclusion that he should serve as a director of Five Below.

In addition to the information presented above regarding each director’s specific experiences, qualifications, attributes and skills, we believe that all of our directors have a reputation for integrity and adherence to high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our board. Finally, we value our directors’ experience on other company boards and board committees.

Our executive officers are appointed by our board of directors and serve until their successors have been duly appointed and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. Our amended and restated articles of incorporation and amended bylaws provide that our board of directors will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by resolution of the board of directors.

Our amended and restated articles of incorporation provides for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors are Messrs. Ross and Sargent, and their terms will expire at the annual general meeting of shareholders to be held in 2013;

•	the Class II directors are Messrs. Collins, Crawford and Ryan, and their terms will expire at the annual general meeting of shareholders to be held in 2014; and

•	the Class III directors are Messrs. Mussafer, Schlessinger and Vellios, and their terms will expire at the annual general meeting of shareholders to be held in 2015.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal. Any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors will make it more difficult for a third party to acquire control of us.

Prior to our IPO, our shareholders agreement had provided that the holders of our capital stock must agree to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our

Series A 8% convertible preferred stock and three individuals designated by holders of our common stock. Messrs. Collins, Crawford, Mussafer, Ross and Ryan are the designees of holders of our Series A 8% convertible preferred stock and Messrs. Sargent, Schlessinger and Vellios are the designees of holders of our common stock. The terms of the shareholders agreement related to the election of directors terminated upon the closing of the IPO. See “Certain Relationships and Related Party Transactions—Second Amended and Restated Shareholders Agreement.”

Director Independence

Our board of directors observes all applicable criteria for independence established by The NASDAQ Stock Market LLC and other governing laws and applicable regulations. No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Collins, Crawford, Mussafer, Ross, Ryan and Sargent are independent as defined under the corporate governance rules of The NASDAQ Stock Market LLC. Of these six independent directors, our board has determined that: (i) Messrs. Ross, Ryan and Sargent, who comprise our audit committee; (ii) Messrs. Collins, Crawford and Ryan, who comprise our compensation committee; and (iii) Messrs. Crawford, Mussafer and Sargent, who comprise our nominating and corporate governance committee, each satisfy the independence standards for those committees established by the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Board Leadership Structure and Board’s Role in Risk Oversight

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the board of directors. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the board of directors with Mr. Vellios serving as our Chief Executive Officer and Mr. Schlessinger as Executive Chairman of the board. We believe this is appropriate as it provides Mr. Vellios with the ability to focus on our day-to-day operations while allowing Mr. Schlessinger to lead our board of directors in its fundamental role of providing advice to, and oversight of management. In addition, as Executive Chairman, Mr. Schlessinger remains involved in key matters affecting our business and in implementing our growth strategy.

Our board of directors plays an active role in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee oversees management of financial risks. Our nominating and corporate governance committee is responsible for managing risks associated with the independence of the board of directors. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that was approved by our board of directors and is available on our website, www.fivebelow.com, under the “Investor Relations” section.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	overseeing management of financial risks;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	approving related party transactions; and

•	reviewing whistleblower complaints relating to accounting, internal accounting controls or auditing matters and overseeing the investigations conducted in connection with such complaints.

Our audit committee consists of Messrs. Ross, Ryan and Sargent. Mr. Ross serves as the chairperson of the audit committee. All of the members of the audit committee are independent for purposes of serving on the audit committee and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. Our board has determined that Mr. Ross is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication defined under the applicable rules of The NASDAQ Stock Market LLC. See “—Director Independence and Controlled Company Status.”

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter:

•

reviewing and approving compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing and recommending the terms of employment agreements with our executive officers;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock-based compensation criteria for our employees;

•	reviewing and recommending the appropriate structure and amount of compensation for our directors;

•	overseeing the management of risks relating to our executive compensation plans and arrangements;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee consists of Messrs. Collins, Crawford and Ryan. Mr. Collins serves as the chairperson of the compensation committee. All of the members of the compensation committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence and Controlled Company Status.”

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. Among other matters, the nominating and corporate governance committee is responsible for the following as set forth in the nominating and corporate governance committee charter:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	managing risks associated with the independence of the board of directors;

•	evaluating and making recommendations as to the size and composition of the board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

Our nominating and corporate governance committee consists of Messrs. Crawford, Mussafer and Sargent. Mr. Mussafer serves as the chairperson of the nominating and corporate governance committee. All of the members of the nominating and corporate governance committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence and Controlled Company Status.”

Director Compensation

In fiscal 2011, our directors did not receive compensation for their service as directors. Following the IPO, each of our non-employee directors who is not affiliated with either Advent or LLR Equity Partners will be paid:

•	an annual cash retainer of $40,000;

•	an additional retainer of $15,000 for the audit committee chair and the compensation committee chair and $10,000 for the nominating and corporate governance committee chair; and

•	an annual equity grant of $60,000 of restricted stock or restricted stock units.

Each director has the option to receive some or all of his cash retainer in the form of equity grants. Directors do not receive a fee for attending meetings, but they are entitled to reimbursement of travel expenses relating to their service.

Compensation Committee Interlocks and Insider Participation

Messrs. Ross and Sargent served as members of the compensation committee throughout fiscal 2011. On May 25, 2011, the board of directors also appointed Messrs. Collins and Mussafer to be members of the compensation committee. Each of Messrs. Ross, Sargent, Collins and Mussafer has relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See “Certain Relationships and Related Party Transactions” for more information.

None of these individuals was at any time during fiscal 2011 an officer or an employee of Five Below. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.fivebelow.com. Disclosure regarding any amendments to the code, or any waivers of its requirements, will be included in a current report on Form 8-K within four business days following the date of the amendment or waiver, unless posting such information on our website will then satisfy the rules of The NASDAQ Stock Market LLC.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is available on our website at www.fivebelow.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis provides an overview of our executive compensation program together with a description of the material factors underlying the decisions that resulted in the compensation provided with respect to the fiscal year that ended on January 28, 2012 to our principal executive officer, our principal financial officer and our other most highly compensated executive officer in 2011. These individuals are referred to collectively as the Named Executive Officers.

The following table identifies the Named Executive Officers, as well as the positions held by such individuals during fiscal year 2011:

Name	Position on January 28, 2012
David Schlessinger	Executive Chairman and Founder
Thomas G. Vellios	President, Chief Executive Officer and Founder
Kenneth R. Bull	Senior Vice President, Finance, Secretary and Treasurer

Overview

Our compensation philosophy for our Named Executive Officers has been driven by the need to recruit, develop, motivate and retain top talent both in the short term and long term, to create long-term value for the shareholders and to align each Named Executive Officer’s interests with those of our shareholders.

Other factors affecting compensation are:

•	Our annual performance;

•	Impact of the employee’s performance on our results;

•	Our objective to incentivize attainment of our performance goals by providing compensation that can exceed competitive levels upon attainment of such goals; and

•	Internal equity and external market competitiveness.

Elements of Our Executive Compensation and Benefits Programs

Consistent with the philosophy that compensation to the Named Executive Officers should be aligned closely with our short- and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the completion of certain continued service thresholds with us and/or the attainment of certain financial goals. However, we believe that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our Named Executive Officers through a combination of the following:

•	Base salary;

•	Annual cash incentives;

•	Long-term equity incentives; and

•	Retirement (401(k) Plan), health and welfare benefits and limited perquisites.

Purpose and Philosophy

We follow several principles in the development and administration of the above four main elements of our executive compensation program. In establishing executive compensation, we believe that:

•	Our executive compensation programs are aligned with and support the strategic direction of our business;

•	We design compensation levels to reflect the level of accountability and future potential of each executive and the achievement of outstanding individual results;

•	Our compensation programs link executive compensation to personal creation and maintenance of our long-term equity value (i.e., we pay for improving our overall performance);

•

As an executive’s level of responsibility increases, the proportion of compensation “at risk” may increase; however, executive compensation programs should not encourage excessive or unnecessary risks; and

•	The design and administration of our compensation programs will reflect best practices to be financially efficient, affordable and legally compliant.

Role of the Compensation Committee

As described in more detail under “Management—Committees of the Board of Directors—Compensation Committee,” the compensation committee operates under a written charter, which sets forth the roles and responsibilities of the compensation committee regarding executive compensation.

Messrs. Collins, Crawford and Ryan are members of the compensation committee, all of whom are independent under the rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Role of Executives in Establishing Compensation

Our board of directors has delegated administration of our executive compensation program to the compensation committee. Our Chief Executive Officer and our Executive Chairman provide recommendations regarding the design of our compensation programs to the compensation committee for all Named Executive Officers, excluding themselves. Upon the compensation committee’s approval, the execution of the elements of the executive compensation programs is the responsibility of the Chief Financial Officer and/or his delegees.

In fiscal year 2011, both our Chief Executive Officer and our Executive Chairman attended each of our compensation committee meetings, but were not present during executive sessions when matters related to them were discussed.

Compensation Consultant, Peer Group Comparison & Benchmarking

Neither we nor the compensation committee currently has any contractual relationships with any compensation consultants. The compensation committee has not utilized any benchmarking in designing or setting executive compensation during the time that we were privately held. From time to time, the compensation committee has worked internally to ascertain best practices in the design of our executive compensation programs. The compensation committee has generally been focused on incentivizing and rewarding internal results and has not generally engaged in any peer group or market review in the design of our executive compensation programs.

Relative Size of Major Compensation Elements

The combination of base salary, annual cash incentives and long-term equity incentives comprises total direct compensation. In setting executive compensation, the compensation committee considers the aggregate compensation payable to a Named Executive Officer and the form of that compensation. The compensation committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, long-term equity incentives and retirement/perquisites to best fit a Named Executive Officer’s specific circumstances. For example, the compensation committee may make the decision to award more cash and not award an equity grant. This provides more flexibility to the compensation committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for equity options. The compensation committee may also increase the amount of equity option grants to an executive officer if the total number of career equity option grants does not adequately reflect the executive’s current position with us or if an above-market compensation package is necessary to attract and retain critical talent. The compensation committee will generally determine to set or adjust the types of compensatory incentive either upon hire of a Named Executive Officer or prior to the commencement of a fiscal year, as appropriate. However, the compensation committee reserves the right to adjust compensatory items during the course of a fiscal year to respond to changes in our performance or as may be needed to retain key personnel. Additionally, the compensation committee may decide to make equity grants, as appropriate, throughout the fiscal year, which may increase the executive’s allocation of compensation toward long-term equity incentives in any given fiscal year.

Base Salary

We provide Named Executive Officers with base salaries to compensate them for services rendered during the year. The compensation committee believes that competitive salaries must be paid in order to attract and retain high-quality executives. The compensation committee annually reviews base salary for executive officers and makes adjustments only when necessary based on the executive’s and our performance.

In reviewing the performance of Messrs. Schlessinger and Vellios in fiscal year 2011, the compensation committee determined that the performance of these executives exceeded their respective base salaries. Accordingly, the compensation committee decided to (a) increase Mr. Schlessinger’s annual base salary from $400,000 to $600,000 and (b) increase Mr. Vellios’ annual base salary from $600,000 to $700,000, in each case, effective retroactively as of January 30, 2011. These base salary increases were given retroactive effect because the compensation committee determined that these executives had undertaken extraordinary efforts to support our substantial growth both in size and in sales. Accordingly, the compensation committee believed that such increases and the retroactive effectiveness of such increases were both appropriate and earned. Based on these increases, it is the current intention of the compensation committee that the base salaries of each of Messrs. Schlessinger and Vellios would remain at such levels until at least 2014 (although the compensation committee reserves the right to modify such salaries if the performance of either executive so warrants). Accordingly, each executive’s employment letter agreement was amended as of September 28, 2011 to reflect these base salary increases and to provide that annual review of the base salary of Messrs. Schlessinger and Vellios would not be required to occur again until fiscal year 2014. We refer to these amendments as the Employment Letter Amendments.

In reviewing the performance of Mr. Bull in fiscal year 2011, the compensation committee determined that his performance exceeded his base salary. Accordingly, based upon the compensation committee’s evaluation of his performance, the compensation committee decided to increase Mr. Bull’s annual base salary from $275,000 to $325,000, from $257,269 to $275,000, and from $249,776 to $257,269 effective as of April 1, 2012, September 11, 2011, and March 27, 2011 respectively. The compensation committee also determined that a base salary of $325,000 was appropriate base compensation for a principal financial officer of a company of our size and type.

Annual Incentive Compensation

We provide cash incentive awards to Named Executive Officers for achieving and exceeding our annual financial goals, which are guided by a plan term sheet, but are otherwise discretionary based on the subjective determination of the compensation committee. The compensation committee does review the recommendations of our Chief Executive Officer and our Executive Chairman, but makes its own determinations on all items of executive compensation. Such subjective determinations will be made based upon numerous factors, including but not limited to, individual performance, contributions to our profitability and growth in size and sales, management of other individuals and ability to lead others to achieve successful individual performances. Awards under our bonus program are designed to motivate and compensate executives for the achievement of our annual business objectives. Our performance goals are generally tied to financial performance measures as determined and approved by the compensation committee; however, in determining final annual bonuses the compensation committee retains full discretion to adjust any such bonuses.

In May 2011, the compensation committee approved our general performance goals and award schedule for fiscal 2011, based on our fiscal 2011 budget. The compensation committee chose to provide bonuses based on the attainment of certain levels of Adjusted EBITDA. EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to exclude certain non-cash, non-recurring and other items not related to ongoing performance. The compensation committee determined to use these targets because attainment of Adjusted EBITDA objectives was deemed crucial for our growth and continued profitability. Accordingly, the compensation committee wanted to utilize our incentive compensation program to promote these goals. Pursuant to the general parameters of our bonus program, the compensation committee retained the full discretion to increase or decrease awards and no executive, at the time the fiscal 2011 program was established, had a contractual right to be paid any specific bonus regardless of performance. However, on September 28, 2011, pursuant to the Employment Letter Amendments, Messrs. Schlessinger and Vellios received a contractual right to be paid an annual bonus of 40% of such executive’s base salary, if we achieved Adjusted EBITDA of $40.1 million (determined after subtracting all incentive payments made under our incentive compensation program) or 50% of such executive’s base salary, if we achieved Adjusted EBITDA of $42.6 million (determined after subtracting all incentive payments made under our incentive compensation program), in each case, during fiscal 2011.

Based on the general parameters of the annual incentive program, Mr. Bull’s annual target bonus was 20% of his base salary, if we achieved Adjusted EBITDA of $41.2 million with a maximum bonus of 25% of his base salary, if we achieved Adjusted EBITDA of $43.9 million, in each case, during fiscal year 2011. For the purpose of Mr. Bull’s bonus, Adjusted EBITDA was calculated before all incentive payments under our incentive compensation program were made.

On March 19, 2012, the compensation committee reviewed the performance of Messrs. Schlessinger and Vellios in 2011 and determined that based on our substantial growth both in size and in sales, payment of their contractual bonuses would not appropriately recognize such outstanding performance. In this regard, the compensation committee subjectively concluded that the extraordinary contributions and leadership of Messrs. Schlessinger and Vellios were integral to our significant success over such time. Accordingly, the compensation committee exercised its discretion to authorize bonuses in excess of those potentially payable and granted each executive a discretionary, one-time bonus of $3.0 million. At the time of these payments, the compensation committee retained the discretion to authorize cash bonuses in excess of those potentially payable under an annual incentive plan term sheet. Cash bonuses are now generally based on the attainment of certain pre-established performance criteria under an annual performance bonus plan, as described more fully under “—Five Below, Inc. Performance Bonus Plan.” Notwithstanding the foregoing, the compensation committee will retain discretion to offer discretionary bonuses to our Named Executive Officers as our performance, retention concerns and other business needs may dictate.

On April 12, 2012, the compensation committee reviewed our individual incentive bonus program results for fiscal year 2011 performance and determined that because we had incurred certain expenses of a character that had not been contemplated at the time our budgeted fiscal 2011 Adjusted EBITDA was established, it would be equitable to further adjust the Adjusted EBITDA of $43.4 million we earned in fiscal 2011 for purposes of measuring achievement by our executive officers of their bonus targets. These expenses included consulting fees and the retroactive salary increases for Messrs. Schlessinger and Vellios. After giving effect to such additional adjustments, the compensation committee concluded that we achieved Adjusted EBITDA (as further adjusted as described above) of $44.0 million. With respect to Mr. Bull, the compensation committee awarded Mr. Bull his maximum incentive bonus of 25% of his base salary due to our Adjusted EBITDA (as further adjusted as described above) exceeding $43.9 million.

Please see “Executive Compensation Decisions Occurring after the End of Fiscal Year 2011” below for a discussion of the bonus performance targets or potential bonus payouts for fiscal 2012.

Long-term Equity Incentive Compensation

Equity awards are a vital piece of our total compensation package and are designed to support our long-term strategy, provide a mechanism to attract and retain talent and to create a commonality of interest between management and our shareholders. Awards under the Five Below, Inc. Equity Incentive Plan, or the Equity Incentive Plan, are intended to compensate Named Executive Officers for sustained long-term performance that is aligned with shareholder interests and to encourage retention through vesting schedules. Long-term equity incentive awards may take a variety of forms, such as stock options and restricted stock grants. Levels and frequency of awards are determined by the compensation committee. Such awards are designed to reflect a recipient’s level of responsibility and performance.

While initial hire and promotion grants are targeted to be at competitive levels, actual award values will reflect our actual long-term performance (through stock price appreciation and achievement of long-term performance goals). Service-based restricted stock awards can also be granted as appropriate to recognize performance and provide ownership and/or retention focus. Long-term incentives have the capacity to be the largest component of executive compensation, if our performance and stock price exceed our expectations.

No awards were made to either Messrs. Schlessinger or Vellios in fiscal year 2011. In fiscal 2011, the compensation committee made two grants of non-qualified stock options to Mr. Bull. Accordingly, Mr. Bull was awarded 8,650 non-qualified stock options with an exercise price of $6.31 per share on May 25, 2011 and 25,950 non-qualified stock options with an exercise price of $6.97 per share on October 18, 2011, respectively. Each grant was made under the Equity Incentive Plan and the exercise price of each grant was based on the fair market value of our stock on the date of grant.

The compensation committee awarded the May 2011 grant because of our financial performance over fiscal year 2010, as well as Mr. Bull’s performance over such time. Specifically, the compensation committee took into account our profitability and sales increases during fiscal year 2010, and Mr. Bull’s individual performance including his leadership and oversight of the finance team, and completion of particular company-wide initiatives such as cost control. The October 2011 grant was part of a broad-based grant made to many of our employees in connection with the Advent transaction to continue to incentivize our employees after the company’s change in control. In general, 50% each of Mr. Bull’s stock options vest and become exercisable two years after grant. The remaining 50% of each of the stock options vest in equal 6.25% increments, every 90 days thereafter, during the third and fourth year after grant. All vesting events are generally contingent upon continuous employment through the applicable vesting date. Additionally, the compensation committee determined that the vesting component of the awards provided additional retention incentives so that we would be more likely to retain Mr. Bull’s services.

Please see “Employee Benefit Plans” below and the discussion of “Five Below, Inc. Amended and Restated Equity Incentive Plan” for a more complete summary of this plan.

Retirement, Health and Welfare Benefits and Other Perquisites

Our Named Executive Officers are entitled to participate in all of our employee benefit plans, including medical, dental, vision, group life and disability insurance and the Five Below 401(k) Retirement Savings Plan. We provide vacation and paid holidays to our Named Executive Officers. Generally, our Named Executive Officers participate in these plans and programs on the same or similar basis as are offered to our other senior employees.

In addition, in connection with the 2010 Transaction, Messrs. Schlessinger and Vellios incurred legal expenses with respect to their employment agreements and other compensation arrangements. Pursuant to the terms of each executive’s employment agreement, we were obligated to reimburse for these attorney fees. We also made a gross-up payment to each of the executives to cover their respective taxes on income attributable to such reimbursement. As a result, Messrs. Schlessinger and Vellios were paid $48,062 and $47,084, respectively, on April 29, 2011. See the Summary Compensation Table for details regarding the value of perquisites received by our executive officers. The compensation committee does not intend to continue offering “gross ups” in the future, unless warranted by extraordinary circumstances.

Executive Compensation Decisions Occurring after the End of Fiscal Year 2011

On March 1, 2012, the compensation committee made a grant of non-qualified stock options to Mr. Bull because of our fiscal year 2011 financial review, which included our and Mr. Bull’s individual performance over such time. Accordingly, Mr. Bull was awarded 17,300 non-qualified stock options with an exercise price of $11.22 per share. The grant was made under the equity incentive plan and the exercise price was based on the fair market value of our stock on the date of grant.

On March 22, 2012, the compensation committee cancelled options to purchase 1,010,310 shares of common stock made to each of Messrs. Schlessinger and Vellios in exchange for an award of 1,010,310 shares of common stock (of which 673,540 were restricted and 336,770 were unrestricted as of the grant date). In general, the forfeiture restrictions applicable to the restricted shares will lapse as to 336,770 shares on each of March 22, 2013 and March 22, 2014, subject to such executive’s continued employment with us as of those dates, as more fully described below in the section entitled “—Option Cancellation Agreements.” The compensation committee had decided that the prior option grants did not appropriately recognize the efforts of Messrs. Schlessinger and Vellios in greatly expanding our sales and profitability, and accelerating our growth. Accordingly, to appropriately recognize those efforts and to further incentivize each of these executives to continue his efforts on behalf of us, the compensation committee granted these shares of restricted stock to each of Messrs. Schlessinger and Vellios. In addition, the compensation committee determined that this stock grant more appropriately aligned Messrs. Schlessinger’s and Vellios’ incentives with the interests of our shareholders.

Additionally, effective April 1, 2012, the compensation committee increased Mr. Bull’s annual base salary to $325,000 in connection with his promotion to the position of Chief Financial Officer. Additionally, the compensation committee approved an increase in Mr. Bull’s severance benefits upon his termination by us without cause from three months to six months of base salary and health benefits continuation. The compensation committee believed that such changes were warranted due to Mr. Bull’s enhanced responsibility and his performance.

In June 2012, David Johnston joined us as our Chief Operating Officer and entered into an employment agreement with an annual base salary of $400,000. Additionally, the agreement provides that Mr. Johnston will be eligible to receive a maximum target performance bonus equal to 75% of his base salary for fiscal 2012 and an initial hire grant of non-qualified stock options to purchase 173,000 shares under the Equity Incentive Plan. The exercise price of such options is equal to the greater of (a) the fair market value of our stock on the date of grant and (b) the public per share price of our stock on the closing date of the IPO. In general, 50% of Mr. Johnston’s stock options vest and become exercisable two years after grant. The remaining 50% of the stock options vest in equal 6.25% increments, every 90 days thereafter, during the third and fourth year after grant. All vesting events are generally contingent upon Mr. Johnston’s continuous employment through the applicable vesting date.

In June 2012, our compensation committee of the board of directors approved the performance targets and the potential bonus payouts for the Named Executive Officers for fiscal 2012 under the Five Below, Inc. Performance Bonus Plan, or the Performance Bonus Plan. The compensation committee has determined that a main business objective is to continue to increase our operating income. Accordingly, for fiscal 2012, our compensation committee determined that our executive officers will receive no payments under the Performance Bonus Plan, unless our operating income (determined prior to giving effect to any bonuses potentially payable under the Performance Bonus Plan) exceeds our target goal of $30.0 million by at least 20%. If operating income exceeds $36.0 million, then each executive officer will receive a target performance bonus equal to 20% of the executive’s base salary in effect as of the end of fiscal 2012 (other than Mr. Johnston who will receive 37.5%). If our operating income exceeds $39.5 million, then each executive officer will receive a maximum performance bonus equal to 40% of the executive’s base salary (other than Mr. Johnston who will receive 75%). The performance bonus will not be interpolated if our operating income is between the target goal and the maximum goal.

Employment Agreements

We have entered into employment letter agreements with each of Messrs. Schlessinger and Vellios. Additionally, effective as of April 16, 2012 and May 16, 2012, we entered into an employment agreement with Mr. Bull and Mr. Johnston, respectively. These agreements are further described below in the “Employment Agreements” section. Additionally, the benefits potentially payable under these agreements are more fully described below in the section entitled “—Potential Payments Upon Termination or Change of Control.”

Executive Compensation

The following table shows the annual compensation paid to or earned by the executive officers for the fiscal year ended January 28, 2012:

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Schlessinger	2011	600,000	3,000,000	—	—	48,062	3,648,062
Executive Chairman and Founder

Thomas G. Vellios	2011	700,000	3,000,000	—	—	47,554	3,747,554
President, Chief Executive Officer and Founder
Kenneth R. Bull	2011	262,956	68,750	—	121,542	470	453,718
Senior Vice President, Finance, Secretary and Treasurer(1)

(1)	On April 12, 2012, Mr. Bull was named Chief Financial Officer.
(2)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each option award. Further detail surrounding the shares awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model.
(3)	The following table itemizes the components of the “All Other Compensation” column:

Name	Reimbursement of Legal Fees and Related Income Taxes ($)	Imputed Income from Long Term Disability Coverage ($)	Total ($)
David Schlessinger	48,062	—	48,062
Thomas G. Vellios	47,084	470	47,554
Kenneth R. Bull	—	470	470

Grants of Plan-Based Awards

The following table shows all grants of awards in fiscal year 2011 to each of the executive officers named in the Summary Compensation Table:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
David Schlessinger	—	—	—	—	—	—	—	—	—	—	—
Thomas G. Vellios	—	—	—	—	—	—	—	—	—	—	—
Kenneth R. Bull(2)	5/25/2011	—	—	—	—	—	—	—	8,650	6.31	27,418
	10/18/2011	—	—	—	—	—	—	—	25,950	6.97	94,125

(1)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each option award. Further detail surrounding the shares awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model.
(2)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% every 90 days thereafter.

Outstanding Equity Awards at Year End Fiscal 2011

The following table details information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the executive officers named in the Summary Compensation Table as of January 28, 2012:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) (Unexercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date ($)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Unearned of Shares, Units or Other Rights That Have Not Vested ($)
David Schlessinger	157,861	(1)	347,294	(1)	—	6.31	10/14/2020	—		—		—	—
	—		505,155	(2)	—	6.31	10/14/2020	—		—		—	—
Thomas G. Vellios	157,861	(1)	347,294	(1)	—	6.31	10/14/2020	—		—		—	—
	—		505,155	(2)	—	6.31	10/14/2020	—		—		—	—
Kenneth R. Bull	—		8,650	(3)	—	6.31	5/25/2021	—		—		—	—
	—		25,950	(3)	—	6.97	10/18/2021	—		—		—	—
	—		—		—	—	—	1,297	(4)	14,539	(5)	—	—
	—		—		—	—	—	2,162	(4)	24,236	(5)	—	—
	—		—		—	—	—	10,380	(4)	116,359	(5)	—	—

(1)	These stock options vest upon the following time-based schedule: 25% of the stock options vest and become exercisable on October 14, 2011 and 6.25% of the stock options vest and become exercisable every January 14, April 14, July 14 and October 14 thereafter, commencing on January 14, 2012 and ending on October 14, 2014. Please note that pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.

(2)	These stock options vest upon the following performance-based schedule: 33.3%, 33.3% and 33.3% of the stock options vest and become exercisable on the date that (i) the “Purchasers” (as defined in the applicable Investment Agreement dated September 1, 2010) receive proceeds equal to 2.0, 2.5 and 3.0 times the amount of their investment in us, respectively or (ii) the applicable “IRR” interest rate (as defined in the applicable option award agreement) for the Purchasers is greater than or equal to 30%, 40% or 50%, respectively. Notwithstanding the above, these stock options also vest upon the nine month anniversary of an initial public offering, provided that certain of our market cap targets are met and that the individual is still employed on such date. Please note that pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(3)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% of the stock options vest and become exercisable every 90 days thereafter.
(4)	These shares are subject to a repurchase option exercisable by us in the event of an employment resignation or termination of employment prior to vesting.
(5)	This value was calculated using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012.

Option Exercises and Stock Vested

During fiscal year 2011, Messrs. Schlessinger and Vellios did not exercise any previously issued stock options nor did such individuals vest in any of our stock awards. However, Mr. Bull vested in tranches of 5,190 and 4,757 shares of our stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting		Value Realized on Vesting ($)
David Schlessinger	—	—	—		—
Thomas G. Vellios	—	—	—		—
Kenneth R. Bull	—	—	5,190	(1)	58,179	(3)
	—	—	4,757	(2)	53,325	(3)

(1)	These shares of restricted stock vested as follows: approximately 1,297 shares on each of April 2, 2011, July 2, 2011, October 2, 2011 and January 2, 2012, respectively.
(2)	These shares of restricted stock vested as follows: 3,460 shares on March 29, 2011 and 432 shares on each of June 29, 2011, September 29, 2011 and December 29, 2011, respectively.
(3)	This value was calculated using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012.

Potential Payments Upon Termination or Change of Control

Termination Prior to a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without “cause” or Mr. Schlessinger terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $400,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 12 months;

•

monthly payments equal to continued health and dental benefits for a period of up to 18 months, extended an additional 6 months following the expiration of such 18-month period if Mr. Schlessinger was still eligible to receive continued COBRA coverage as of the end of such 18-month period, which we refer to as the Medical Payments; and

•

monthly payments equal to a full tax gross up for federal, state and local income taxes based upon highest marginal tax rates solely with respect to each Medical Payment, which we refer to as the Medical Gross Up.

Termination Following a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without cause or Mr. Schlessinger terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $800,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 24 months;

•	the Medical Payments; and

•	the Medical Gross Up.

Termination Prior to a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without “cause” or Mr. Vellios terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 12 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Termination Following a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without cause or Mr. Vellios terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 24 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Pursuant to Messrs. Schlessinger’s and Vellios’ Employment Letter Agreements, “cause” is defined as one of the following:

•

the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a crime that prevents the executive from effectively managing us or that has a material adverse effect on our reputation or business activities;

•

the executive’s gross negligence, dishonesty, misappropriation of funds or other willful misconduct in the course of employment that has a material adverse effect on our reputation or business activities; or

•	the executive’s substance abuse, including abuse of alcohol or use of controlled drugs (other than in accordance with a physician’s prescription).

“Good reason” is defined as one of the following:

•	a material adverse change in the executive’s title, authority, responsibilities or duties;

•	a reduction or other material adverse change in the executive’s base salary or benefits;

•	a requirement that the executive report to anyone other than our board of directors;

•	a relocation of the executive’s principal offices by more than 25 miles; or

•	any other willful action or inaction by us that constitutes a material breach of the applicable Employment Letter Agreement.

However, no event described above will constitute “good reason” unless (i) the executive provides written notice of the event within the 60-day period following its occurrence and (ii) we fail to cure such event within 30 days after receipt of his notice.

A “Change of Control Transaction” is deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

As described more fully below under “—Employment Agreements,” Messrs. Schlessinger and Vellios are also subject to certain restrictive covenants, including non-competition, non-solicitation and confidentiality.

Termination Without Cause—Mr. Bull

If we terminate Mr. Bull’s employment without “cause” (as such term is defined below), Mr. Bull will be entitled to receive:

•

base salary continuation for six months based on his base salary in effect on the date of termination less any amounts earned during the applicable six month post termination period, paid in monthly installments (pursuant to his agreement as in effect on the last day of the fiscal year, base salary would only have been continued for three months); and

•

monthly payments equal to continued health and dental benefits for a period of up to six months (pursuant to his agreement as in effect on the last day of the fiscal year, these benefits would only have been continued for three months).

Pursuant to Mr. Bull’s new employment agreement, “cause” is defined as one of the following:

•	the executive’s alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription);

•

the executive’s refusal, failure or inability to perform any material obligation or fulfill any duty (other than a duty or obligation relating to confidentiality, noncompetition, nonsolicitation or proprietary rights) to us (other than due to a “disability” as defined in our Equity Incentive Plan), which failure, refusal or inability is not cured by the executive within 10 days after receipt of notice;

•	the executive’s gross negligence or willful misconduct in the course of employment;

•

any breach by the executive of any obligation or duty to us or any of our affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights;

•	other conduct of the executive involving any type of disloyalty to us or any of our affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; or

•	the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a felony or a misdemeanor involving moral turpitude.

Termination Prior to Change of Control—Mr. Johnston

If we terminate Mr. Johnston’s employment without “cause” (as such term is defined below), prior to or after the twelve-month period immediately following a “change in control” (as determined by our board of directors), Mr. Johnston will be entitled to receive:

•	base salary continuation for six months based on his base salary in effect on the date of termination, less any amounts earned during the applicable six-month post termination period; and

•	continued health benefits for a period of up to six months, less any amounts earned during the applicable six month post termination period.

Termination Following a Change of Control—Mr. Johnston

If we terminate Mr. Johnston’s employment without cause, within the twelve-month period immediately following a change in control, Mr. Johnston will be entitled to receive:

•	base salary continuation for twelve months based on his base salary in effect on the date of termination, less any amounts earned during the applicable twelve-month post termination period; and

•	continued health benefits for a period of up to twelve months, less any amounts earned during the applicable twelve-month post termination period.

Pursuant to Mr. Johnston’s employment agreement, “cause” is defined as one of the following:

•	the executive’s alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription);

•	the executive’s gross negligence or willful misconduct in the course of employment;

•

any breach by the executive of any obligation or duty to us or any of our affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights;

•	other conduct of the executive involving any type of disloyalty to us or any of our affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; or

•	the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a felony or a misdemeanor involving moral turpitude.

Potential Payments

The table below summarizes the payments and benefits that each of Messrs. Schlessinger, Vellios and Bull would have been entitled to receive if his last day of employment with us had been January 28, 2012.

Name	Cash Severance Payment ($)		Accelerated Option Vesting ($)		Health Insurance Coverage		Paid Life Insurance Benefit (6)	Total ($)
David Schlessinger
Voluntary termination for good reason or involuntary termination without cause	600,000		—		39,356	(4)	—	639,356
No termination following a change in control	—		1,701,741	(2)	—		—	1,701,741
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,200,000		1,701,741	(2)	39,356	(4)	—	2,941,097
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

Thomas G. Vellios
Voluntary termination for good reason or involuntary termination without cause	700,000		—		39,356	(4)	—	739,356
No termination following a change in control	—		1,701,741	(2)	—		—	1,701,741
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,400,000		1,701,741	(2)	39,356	(4)	—	3,141,097
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

Kenneth R. Bull
Involuntary termination without cause	68,750	(1)	—		4,919	(5)	—	73,669
No termination following a change in control	—		152,413	(3)	—		—	152,413
Involuntary termination without cause following a change in control	68,750	(1)	152,413	(3)	4,919	(5)	—	226,082
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

(1)	This represents the severance payments Mr. Bull was entitled to as of January 28, 2012, the last day of the fiscal year, which were equal to 25% of his annual base salary in effect on January 28, 2012. Pursuant to his employment agreement entered into on April 16, 2012, Mr. Bull is entitled to severance payments, which are equal to 50% of his current annual base salary of $325,000 or a payment that would be equal to $162,500.
(2)	This represents the accelerated gain on the exercise of previously unvested time-based stock options for 347,294 shares, using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012. In addition, pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(3)	This represents the accelerated gain on the exercise of previously unvested time-based stock options for 34,600 shares, using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012.
(4)	Messrs. Schlessinger and Vellios are entitled to a continuation of their health and dental benefits for up to 24 months.
(5)	Mr. Bull was entitled to a continuation of his health and dental benefits for up to three months as of January 28, 2012. Please note that pursuant to his letter agreement entered into on April 16, 2012, Mr. Bull is currently entitled to a continuation of his health and dental benefits for up to six months.
(6)	This represents life insurance premiums under our life insurance program.

Employee Benefit Plans

Five Below, Inc. Amended and Restated Equity Incentive Plan

We amended and restated our Equity Incentive Plan, effective May 14, 2010, to enable us and our affiliated companies to: (a) recruit and retain highly qualified employees, directors and consultants; (b) provide those individuals with an incentive for productivity; and (c) provide those individuals with an opportunity to share in our growth and value. We approved an amended and restated Equity Incentive Plan in June 2012, effective prior to the IPO. Accordingly, a summary of the material terms of such version of the Equity Incentive Plan is described below.

The Equity Incentive Plan permits the grant of (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs and together with ISOs, Options; (iii) restricted stock awards; and (iv) restricted stock units, or RSUs, which we refer to collectively as Awards, as more fully described below.

Prior to the IPO, Options to purchase common stock and shares of our common stock were each granted to various participants under the Equity Incentive Plan.

All Awards granted under the Equity Incentive Plan are governed by separate written agreements, or Award Agreements, between us and the participants. No Awards may be granted after the ten-year anniversary of the Equity Incentive Plan’s effective date (which is the date of the closing of the IPO), although Awards granted before that time will remain valid in accordance with their terms.

The Equity Incentive Plan is administered by the compensation committee. This committee will designate each eligible individual to whom an Award is to be granted. The board will delegate the authority to the compensation committee to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Equity Incentive Plan), as it may consider appropriate. Any of our employees, consultants, officers or other service providers, or those of our affiliates, are eligible to participate in the Equity Incentive Plan if selected by the compensation committee. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan in connection with Awards is 7.6 million (which amount includes shares in connection with awards granted pursuant to the original Equity Incentive Plan prior to the IPO). In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than 3.8 million shares. In the event of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common stock, the compensation committee shall make appropriate adjustment in the number and kind of shares authorized by the Equity Incentive Plan and covered under outstanding Awards as it determines appropriate and equitable. Shares of our common stock subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Equity Incentive Plan.

An Option entitles the holder to purchase from us a stated number of shares of common stock. An ISO may only be granted to an employee of ours or our affiliates (provided applicable law so permits). The compensation committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option, provided that the exercise price may not be less than the fair market value of a share of common stock on the date the Option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of common stock on the date the Option is granted. Generally, all or part of the exercise price may be paid (i) in cash, or (ii) with the proceeds received from a broker-dealer whom the holder has authorized to sell all or a portion of the common stock covered by the Option, or (iii) with the consent of the compensation committee, in whole or in part in common stock held by the holder and valued at fair market value on the date of exercise, or (iv) by any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Award Agreement. The maximum term of an Option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% shareholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs.

If a participant terminates employment with us (or our affiliates) due to death or disability, the participant’s unexercised Options may be exercised, to the extent they were exercisable on the termination date or on an accelerated basis as determined by the compensation committee, for a period of twelve months from the termination date or until the expiration of the original Option term, if shorter, or for such other period as determined by the compensation committee. If the participant terminates employment with us (or our affiliates) for cause (as defined in the Equity Incentive Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 90 days from the termination date (or such time as specified by the compensation committee at the time of grant) or until the expiration of the original Option term, whichever period is shorter. Unless otherwise provided by the compensation committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

Unless otherwise defined in a participant’s employment agreement, service agreement or offer letter, which will supersede the plan’s definition below, “cause” under the Equity Incentive Plan is defined as one of the following with respect to a participant:

•	habitual intoxication or drug addiction;

•	violation of our written policies, procedures or codes including, without limitation, those with respect to harassment (sexual or otherwise) and ethics;

•	refusal or willful failure to perform such duties as may be reasonably delegated or assigned to the participant, consistent with his or her position;

•	willful refusal or willful failure to comply with any requirement of the Securities and Exchange Commission, or any securities exchange or self-regulatory organization then applicable to us;

•	willful or wanton misconduct in connection with the performance of the participant’s duties including, without limitation, breach of fiduciary duties;

•	breach (whether due to inattention, neglect, or knowing conduct) of any of the material provisions of the participant’s employment or service agreement;

•

conviction of (or the entry of a plea of guilty, no contest or nolo contendere to) or admission or confession to any felony (other than driving while intoxicated or driving under the influence of alcohol) or any act of fraud, misappropriation, embezzlement or any misdemeanor involving moral turpitude;

•	dishonesty detrimental to our best interest;

•

involvement in any matter which, in the opinion of our Chief Executive Officer (or in the case of the Chief Executive Officer, the compensation committee), is reasonably likely to cause material prejudice or embarrassment to our business; or

•	solely in the case of a non-employee board of director, any other action which the compensation committee determines to constitute “cause.”

A participant is considered to have a “disability” under the Equity Incentive Plan, if he or she is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment, which can be expected to result in death or which has lasted (or can be expected to last) for a continuous period of not less than twelve months.

A restricted stock award is a grant of shares of common stock, which may or may not be subject to forfeiture restrictions during a restriction period. The compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The compensation committee may condition the expiration of the restriction period, if any, upon: (i) the participant’s continued service over a period of time with us or our affiliates; (ii) the achievement by the participant, us or our affiliates of any other performance goals set by the compensation committee; or (iii) any combination of the above conditions as specified in the Award Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have the right to vote the shares underlying the restricted stock, however, unless otherwise provided by the compensation committee, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The board of directors may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on achievement of specific performance goals established by the compensation committee, after a period of continued service or any combination of the above as set forth in the applicable Award Agreement, one share of common stock for each such share of common stock covered by the RSU. The board may, in its discretion, accelerate the vesting of RSUs.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to us, an affiliated company or a business unit and are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes, or EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a shareholder with respect to shares covered by Options or RSUs, unless and until such Awards are settled in shares of common stock.

No Option shall be exercisable, no shares of common stock shall be issued, no certificates for shares of common stock shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The board may amend, suspend or terminate the Equity Incentive Plan and the compensation committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder’s permission.

In the event of a change in control (as generally defined below), the compensation committee may, on a participant-by-participant basis (i) cause any outstanding Awards to become vested and immediately exercisable, in whole or in part; (ii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that Option upon closing of the change in control; (iii) cancel any unvested Award or unvested portion thereof, with or without consideration; (iv) cancel any Award in exchange for a substitute award; (v) redeem any restricted stock or RSU for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the change in control; (vi) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Option, multiplied by the difference, if any, between the fair market value per share on the date of the change in control and the exercise price of that Option; provided that if the fair market value per share on the date of the change in control does not exceed the exercise price of any such Option, the compensation committee may cancel that Option without any payment of consideration; and/or (vii) take such other action as the compensation committee determines to be reasonable under the circumstances; provided that the compensation committee may only use discretion to the extent permitted under Section 409A of the Code.

A “change in control” under the Equity Incentive Plan is generally deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

The compensation committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

Five Below, Inc. Performance Bonus Plan

On May 23, 2012, we approved the Five Below, Inc. Performance Bonus Plan, or the Performance Bonus Plan, effective prior to the closing of the IPO, which is administered by the compensation committee. The purpose of the Performance Bonus Plan is to benefit and advance our interests, by rewarding selected employees of ours and our affiliates for their contributions to our financial success and thereby motivate them to continue to make such contributions in the future by granting performance-based awards that are fully tax deductible to us. A summary of the material terms of such plan is described below.

Background

Section 162(m) of the Code disallows a deduction to us for any compensation paid to certain named executive officers in excess of $1 million per year, subject to certain exceptions. Among other exceptions, the deduction limit does not apply to compensation that meets the specified requirements for “performance-based compensation.” In general, those requirements include the establishment of objective performance goals for the payment of such compensation by a committee of the board composed solely of two or more outside directors, shareholder approval of the material terms of such compensation prior to payment, and certification by the committee that the performance goals for the payment of such compensation have been achieved.

The board believes that it is in our best interests and those of our shareholders to enhance our ability to attract and retain qualified personnel through performance based incentive, while at the same time obtaining the highest level of deductibility of compensation paid to employees.

Administration

Subject to the other provisions of the Performance Bonus Plan, the compensation committee has the authority to administer, interpret and apply the Performance Bonus Plan, including the authority to select the employees (including employees who are directors) to participate in the Performance Bonus Plan, to establish the performance goals, to determine the amount of incentive compensation bonus payable to any participant, to determine the terms and conditions of any such incentive opportunity; to make all determinations and take all other actions necessary or appropriate for proper administration and operation of the Performance Bonus Plan and to establish and amend rules and regulations relating to the Performance Bonus Plan.

The compensation committee may also delegate to one or more of our executive officers the authority to administer the Performance Bonus Plan with respect to any participants who are not subject to Section 162(m) of the Code.

Eligibility

The Named Executive Officers and such other of our employees as selected by the compensation committee are eligible to participate in the Performance Bonus Plan. The maximum amount of the incentive compensation bonuses payable to any participant under the Performance Bonus Plan in, or in respect of, any single fiscal year shall not exceed $5.0 million. All incentive compensation bonuses paid pursuant to the Performance Bonus Plan will be paid in cash.

Bonus Opportunity and Performance Goals

Bonuses may be payable to a participant as a result of the satisfaction of performance goals in respect of any performance period determined by the committee; provided that, to the extent a participant would be subject to Section 162(m) of the Code, the performance goals will be set in accordance with the regulations under Section 162(m) of the Code. Performance goals, which may vary among and between participants, may include objectives stated with respect to us, an affiliated company or a business unit and such objectives are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee shall provide a threshold level of performance below which no incentive compensation bonus will be paid, as well as a maximum level of performance above which no additional incentive compensation bonus will be paid. It also may provide for the payment of differing amounts for different levels of performance, determined with regard either to a fixed monetary amount or a percentage of the participant’s base salary. The compensation committee shall make such adjustments, to the extent it deems appropriate, to established performance goals and performance thresholds to compensate for, or to reflect, any material changes which may have occurred due to an Extraordinary Event (as defined below); provided, however, that no such adjustment may be made unless such adjustment would be permissible under Section 162(m) of the Code. Accordingly, an “Extraordinary Event” under the Performance Bonus Plan is defined as follows:

•	material changes in accounting practices, tax laws, other laws or regulations;

•	material changes in our financial structure;

•	an acquisition or disposition of one of our subsidiaries or divisions; or

•

unusual circumstances outside of our management’s control which, in the sole judgment of the compensation committee, alters or affects (i) the computation of such established performance goals and performance thresholds, (ii) our performance or (iii) the performance of a relevant subsidiary or division.

As soon as practicable after the end of each performance period, but before any incentive compensation bonuses are paid to the participants under the Performance Bonus Plan, the compensation committee will certify in writing (i) whether the performance goal(s) were attained and (ii) the amount of the incentive compensation bonus payable to each participant based upon the attainment of such specified performance goals. The compensation committee also may reduce, eliminate, or, with respect only to participants who are not subject to Section 162(m) of the Code, increase the amount of any incentive compensation bonus of any participant at any time prior to payment thereof, based on such criteria as the compensation committee shall determine, including but not limited to individual merit and attainment of, or the failure to attain, specified personal goals established by the compensation committee. Under no circumstances, however, may the compensation committee, with respect solely to a participant who is subject to Section 162(m) of the Code, (a) increase the amount of the incentive compensation otherwise payable to such participant beyond the amount originally established by the compensation committee, (b) waive the attainment of the performance goals established and applicable to such participant’s incentive compensation or (c) otherwise exercise its discretion so as to cause any incentive compensation bonus payable to such participant to not qualify as “performance-based compensation” under Section 162(m) of the Code.

All amounts due under the Performance Bonus Plan shall be paid within 2 1/2 months of the end of the year in which such incentive compensation is no longer subject to a risk of forfeiture. The board, without the consent of any participant, may amend or terminate the Performance Bonus Plan at any time. However, no amendment that would require the consent of the shareholders pursuant to Section 162(m) of the Code shall be effective without such consent.

No awards have yet been made under the Performance Bonus Plan.

Five Below 401(k) Retirement Savings Plan

On August 23, 2012 the board adopted an amendment to the Five Below 401(k) Retirement Savings Plan, or 401(k) Plan, to provide that the company will make matching contributions on certain employee contributions to the 401(k) Plan, equal to 50% of the first 4% of employee contributions. Such company contributions will be subject to such vesting conditions as provided in the 401(k) Plan.

Five Below, Inc. Employee Stock Purchase Plan

On September 27, 2012, the board adopted the Five Below, Inc. 2012 Employee Stock Purchase Plan, or the ESPP. The ESPP is intended to be qualified under Section 423 of the Code. If a plan is qualified under Section 423, our employees who participate in the plan enjoy certain tax advantages, as described below. In order for the plan to be qualified, our shareholders must approve the plan within twelve months of the adoption of the ESPP and, accordingly, we plan to submit the ESPP for shareholder approval at the next annual meeting of our shareholders. A summary of the material terms of the ESPP is described below.

The ESPP allows our employees to purchase shares of our common stock at a discount, without being subject to tax until they sell the shares, and without having to pay any brokerage commissions with respect to the purchases. The ESPP became effective on January 1, 2013, with the initial offering period beginning January 1, 2013, provided that we receive shareholder approval. If the ESPP is not timely approved, all contributions made to the ESPP will be returned to any participants (without interest) and the ESPP will be terminated.

The purpose of the ESPP is to encourage the purchase of common stock by our employees, to provide employees with a personal stake in our business and to help us retain our employees by providing a long range inducement for such employee to remain in our employ.

Shares Subject to the ESPP

The ESPP provides employees with the right to purchase shares of common stock through payroll deductions. A total of 500,000 shares are available for purchase under the ESPP, subject to adjustment in the number and price of shares available for purchase in the event the outstanding shares of our common stock are increased or decreased through split-ups, reclassifications, stock dividends or similar changes.

Administration

The ESPP is administered by the board of directors, which may delegate responsibility for administration to a committee of the board. Subject to the terms of the ESPP, the board of directors (or committee, if applicable) has authority to interpret the ESPP, prescribe, amend and rescind rules and regulations relating to it and make all other determinations deemed necessary or advisable in administering the ESPP.

Eligibility

Each employee who as of the commencement of an offering period has been employed by us for at least 6 months and who customarily works more than 20 hours per week is eligible to participate in the ESPP. Notwithstanding the foregoing, an employee who either (a) does not customarily work more than 5 months in any calendar year or (b) who, after purchasing our common stock under the ESPP, would own 5% or more of the total combined voting power or value of all classes of our stock or any subsidiary corporation is not eligible to participate. For this purpose, ownership of stock is determined in accordance with the provisions of Section 424(d) of the Code.

We believe approximately 1,000 employees, including our Chief Executive Officer and our other executive officers, are eligible to participate in the ESPP.

Contribution Limit

Under the rules of the Code, an employee is not permitted to purchase stock under the ESPP which was worth more than $25,000 in fair market value for each calendar year. However, the ESPP has a separate plan limit pursuant to which no participant can purchase more than $10,000 worth of stock either in any offering period or in any calendar year.

Participation in the ESPP

Stock will be available to be purchased every six months. Eligible employees may elect to participate in the ESPP during an offering period which starts on each January 1 and July 1 and ends on each June 30 and December 31, respectively. Shares will be purchased on the last business day in the period ending on June 30 and December 31, as applicable. The purchase price per share will be 90% of the fair market value per share on the applicable purchase date.

An eligible employee who wishes to participate in the ESPP must file an election form with the plan administrator prior to the applicable offering period beginning each January 1 or July 1. Each participant will have payroll deductions made from his or her compensation on each regular payday during the time he or she is a participant in the ESPP. All payroll deductions will be credited to the participant’s account under the ESPP. A participant who is on an approved leave of absence may authorize continuing payroll deductions through the earlier of the next offering period end date or the 90th day of such approved leave of absence.

If the total number of shares for which purchase rights are exercised at the end of a six-month offering period exceeds the maximum number of shares available under the ESPP, the board of directors (or committee, if applicable) will make a pro rata allocation of shares available for delivery and distribution. The unapplied account balances will be returned to the participant, without interest, as soon as practicable following the end of the offering period.

A participant may discontinue his or her participation in the ESPP at any time, but no other change can be made during an offering period. A participant may change the amount of payroll deductions for subsequent offerings by giving timely written notice of such change to the plan administrator prior to the beginning of an offering period.

A participant may elect to withdraw all, but not less than all, of the balance credited to the participant’s account by providing a timely termination form to the plan administrator prior to the end of an offering period. All amounts credited to such participant’s account shall be paid as soon as practicable following receipt of the participant’s termination form, and no further payroll deductions will be made with respect to the participant.

If a participant’s employment terminates for any reason other than death, all amounts credited to such participant’s account will be returned to the participant, prior to the purchase of shares for such period. If a participant’s employment terminates due to death or the participant dies after termination of employment but before the participant’s account has been returned, all amounts credited to such participant’s account will be returned to the participant’s beneficiary or other successor-in-interest.

Shares purchased under the ESPP will be issued from our authorized but unissued or reacquired shares, including shares purchased on the open market. We will pay all fees and expenses incurred, excluding individual federal, state, local or other taxes, in connection with the ESPP.

An employee’s rights under the ESPP belong to the employee alone and may not be transferred or assigned to any other person during the employee’s lifetime.

Certain Tax Effects of Plan Participation

The following summary is intended only as a guide to the current United States federal income tax consequences of participation under the ESPP and does not purport to address all of the federal or other tax consequences that may be applicable to any particular participant. Participants are urged to consult with their personal tax advisors concerning the application of the principles discussed below to their own situations and the application of state and local laws.

The ESPP is not subject to either the Employee Retirement Income Security Act of 1974 or Section 401(a) of the Code.

Amounts deducted from a participant’s pay under the ESPP are part of a participant’s regular compensation and remain subject to federal, state and local income and employment taxes. A participant in the ESPP will not be subject to federal income tax when the participant elects to participate in the ESPP or when the participant purchases shares under the ESPP. Instead, the participant will become subject to tax upon the earlier of the following: (1) the year in which the participant makes a sale or other disposition of the shares; or (2) the year of the participant’s death if the participant has not made a sale or other disposition of the shares. The rules for determining the amount of taxable ordinary income (as opposed to capital gain) to be reported in the participant’s federal income tax return for that year are summarized below.

Generally, in order to meet the requirements for beneficial tax treatment under Section 423 of the Code, a participant must not dispose of shares within two years after the date such shares were transferred to the participant under the ESPP. If the participant disposes of the shares after the expiration of this required holding period, at the time of disposition of the shares, the participant must include in ordinary taxable income the lesser of: (1) the 10% purchase price discount and (2) the entire gain on the sale. Any balance is taxable at long-term capital gain rates. If the participant disposes of the shares before the expiration of the required holding period, he or she must include the 10% purchase price discount as ordinary taxable income at the time of disposition of the shares. This amount must be reported as ordinary income even if the participant made no profit or realized a loss on the sale of the shares or gave them away as a gift. Any additional gain (or loss) on the sale of the of shares is taxable as either long-term or short-term capital gain (or loss), as the case may be.

When the participant reports ordinary income as described above, the amount so reported is added to the purchase price of the shares and this sum becomes his or her “basis” for the shares for the purpose of determining capital gain or loss on a sale or exchange of the shares. There are special rules regarding the tax basis of a person who is given the shares by the participant and the tax basis of the participant’s estate for shares acquired by it as a result of his or her death. We will not generally be entitled to a deduction with respect to shares purchased under the ESPP; however, if the participant must report ordinary income because of a disposition of shares purchased under the ESPP prior to the expiration of the required holding period, we will be entitled to a deduction from our income in an amount equal to the ordinary income the participant reports.

Amendment and Termination of the ESPP

Our board of directors (or committee, if applicable) has the right to amend, modify or terminate the ESPP at any time without notice, provided that upon any termination, all Shares or unapplied payroll deductions will be distributed to participants, and provided further, that no amendment will affect the right of a participant to receive his or her proportionate interest in the shares or unapplied payroll deductions. We may seek shareholder approval of an amendment to the ESPP if such approval is determined to be required by or advisable under the Code, the rules of any stock exchange or system on which the shares are listed or other applicable law or regulation.

Employment Agreements

We have existing employment agreements with each of our Named Executive Officers.

Thomas G. Vellios and David Schlessinger

Our employment agreements with Messrs. Vellios and Schlessinger were each entered into on October 14, 2010 and were each subsequently amended on September 28, 2011. We refer to each of these agreements, as amended, as an Employment Letter Agreement (or collectively, as the “Employment Letter Agreements”). These Employment Letter Agreements provide Thomas Vellios and David Schlessinger with an annual base salary of $700,000 and $600,000, respectively. Commencing with fiscal year 2012, each executive is eligible to receive annual incentive bonuses as determined in the discretion of the Board. Each executive is eligible to participate in the benefit plans offered by us and has a right to participate in the most favorable health, welfare and tax-qualified retirement plans that we may offer from time to time.

Pursuant to the Employment Letter Agreements, Messrs. Vellios and Schlessinger were each granted a non-qualified option to purchase 1,010,310 shares of common stock under the Equity Incentive Plan. These options were cancelled in exchange for a grant of restricted stock to each executive pursuant to the terms of the Option Cancellation Agreement, as further described below.

If we were to terminate Thomas Vellios’ employment without “Cause” or if Thomas Vellios terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•	12 months of base salary continuation paid in accordance with our normal payroll practices (or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

If we were to terminate David Schlessinger’s employment without “Cause” or if David Schlessinger terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•

The greater of $400,000 or 12 months of base salary continuation, in either case, paid in accordance with our normal payroll practices (or the greater of $800,000 or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

The terms Cause, Good Reason and Change of Control Transaction are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Under the Employment Letter Agreements, each executive is subject to a non-competition provision for during the term of the executive’s employment with us until (i) the Executive no longer receives the salary continuation (as set forth above), if the executive’s employment is terminated without Cause or the executive terminates his employment for Good Reason or (ii) 18 months after any other termination of employment. Each executive was also subject to non-solicitation provisions, however, such provisions expired upon the closing of the IPO, as provided under the Employment Letter Agreements.

Kenneth R. Bull

On April 16, 2012, we entered into a new employment agreement with Mr. Bull. The agreement provides Mr. Bull with an annual base salary of $325,000.

Mr. Bull’s employment with us is “at-will” and can be terminated by either party at any time, for any reason, provided that if Mr. Bull’s employment is terminated by us without “Cause,” then Mr. Bull is entitled to receive six months of base salary continuation and health benefits (offset for any amount Mr. Bull would earn from outside sources during such period).

The term Cause is more fully described above under “—Potential Payments Upon Termination or Change of Control.”

David Johnston

On May 16, 2012, we entered into a new employment agreement with Mr. Johnston. The agreement provides Mr. Johnston with an annual base salary of $400,000 and an initial hire grant of 173,000 non-qualified stock options to be made under the Equity Incentive Plan. In addition, Mr. Johnston is eligible to receive additional grants of 34,600 non-qualified stock options on each of the first and second anniversaries of his hire date. Commencing with fiscal year 2012, Mr. Johnston is also eligible to receive annual incentive bonuses, as determined in the discretion of our board of directors.

Mr. Johnston’s employment with us is “at-will” and can be terminated by either party at any time, for any reason, provided that if Mr. Johnston’s employment is terminated by us without cause, then Mr. Johnston is entitled to receive:

•

six months of base salary and health benefits continuation (offset for any amount Mr. Johnston would earn from outside sources during such period), if he is terminated prior to or after the twelve-month period immediately following a change in control; or

•

twelve months of base salary and health benefits continuation (offset for any amount Mr. Johnston would earn from outside sources during such period), if he is terminated within the twelve-month period immediately following a change in control.

The terms “cause” and “change in control” are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Under Mr. Johnston’s employment agreement, he is subject to a non-competition provision during the term of his employment with us and until twelve months after any termination of employment. Mr. Johnston is also subject to certain nondisclosure and non-solicitation provisions.

Option Cancellation Agreements

On March 22, 2012, or the Grant Date, we entered into Option Cancellation Agreements with each of Thomas Vellios and David Schlessinger, which we refer to as the Option Cancellation Agreements. Pursuant to the terms of these agreements, each executive agreed to cancel his outstanding option to purchase 1,010,310 shares of common stock in exchange for which each executive received (i) a grant of 336,770 unrestricted shares of common stock and (ii) a grant of 673,540 restricted shares of common stock, or the Restricted Stock. The value to each of Messrs. Vellios and Schlessinger of the cancelled options (without regard to the probability of achieving the performance criteria contained in a portion of those options) was approximately $13.7 million based on a Black-Scholes valuation model. The fair value of the restricted stock granted to each of Messrs. Vellios and Schlessinger was approximately $22.3 million.

The forfeiture restrictions applicable to the Restricted Stock will, subject to such executive’s continued employment with us as of the dates set forth below, lapse according to the following schedule:

•	336,770 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2013; and

•	336,770 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2014.

Notwithstanding the foregoing, upon (i) a “Change in Control Transaction,” (ii) such executive’s termination of employment by us without “Cause,” (iii) such executive’s termination of employment with us due to such executive’s death or disability or (iv) such executive’s voluntary termination of employment with us due to “Good Reason,” the forfeiture restrictions underlying such executive’s Restricted Stock will immediately and fully lapse. Upon any other termination of employment not set forth above, all of such executive’s unvested Restricted Stock will be immediately forfeited. The applicable terms above are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

The grant of the Restricted Stock to each executive was further subject to such executive making an election under Section 83(b) within 30 days of the Grant Date and the timely payment by such executive to us of all taxes due upon the making of such election.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Subscription Agreement with Mr. Ryan

Mr. Ryan, a current member of our board of directors, purchased 159,248 shares of our common stock for an aggregate purchase price of $1.1 million in connection with his election to our board of directors (effective as of October 7, 2011). In connection with Mr. Ryan’s investment in our company, he became a party to the second amended and restated shareholders agreement, as amended, and the amended and restated investor rights agreement, as amended, each of which is described below.

Investment by Advent

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, a current member of our board of directors, invested $192.9 million and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction. In connection with the 2010 Transaction, on October 13, 2010, all of the then outstanding preferred shares were converted into shares of our common stock and all of our options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock. Prior to the closing of the IPO, all outstanding shares of Series A 8% convertible preferred stock converted into 30,894,953 shares of common stock and there are currently no shares of preferred stock outstanding.

Second Amended and Restated Shareholders Agreement

In connection with the 2010 Transaction, we entered into a second amended and restated shareholders agreement with the holders of our Series A 8% convertible preferred stock and common stock. In accordance with this agreement, as subsequently amended, the holders of our capital stock agreed to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three designated by our holders of common stock. Accordingly, Messrs. Mussafer, Collins, Crawford, Ross and Ryan, the designees of holders of our Series A 8% convertible preferred stock, and Messrs. Sargent, Schlessinger and Vellios, the designees of holders of our common stock, have been elected to our board of directors. In addition, our shareholders agreement provided certain rights to certain of our shareholders with respect to our capital stock, including rights of first refusal and drag-along rights in respect of the sale of shares of our capital stock, as well as certain restrictions on the transfer of our shares. Further, our shareholders agreement contains provisions renouncing any interest or expectancy held by directors affiliated with Advent in certain corporate opportunities. The parties to the agreement further amended the agreement in connection with the IPO. Pursuant to the amendment, all of the provisions related to rights of first refusal, drag-along rights, the board designation rights of the holders of our Series A 8% convertible preferred stock and the obligation of certain of our shareholders to contribute funds if indemnification claims were made by Advent in connection with its investment in the Company terminated in full upon the closing of the IPO and the lock-up provision terminated in full 181 days following the effective date of the registration statement for the IPO, and the remaining provisions will terminate in full on and after the date that no member of our board of directors is an employee, officer or director of Advent or its affiliates (not including the portfolio companies in which funds controlled by Advent have invested).

Amended and Restated Investor Rights Agreement

In connection with the 2010 Transaction, we entered into an amended and restated investor rights agreement with the holders of our Series A 8% convertible preferred stock and certain holders of our common stock. The parties to the agreement amended the agreement effective upon the closing of the IPO. Pursuant to the amendment, certain rights, including rights of first offer, preemptive rights and information rights terminated upon the closing of the IPO.

The amended and restated investor rights agreement, as amended, contains registration rights that require us to register shares of our common stock held by Advent, LLR Partners, David Schlessinger and Thomas Vellios in the event we register for sale, either for our own account or for the account of others, shares of our common stock in certain offerings, including this offering. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with the registration. The amended and restated investor rights agreement, as amended, requires a shareholder holding registration rights to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in connection with this offering and future offerings.

Certain of the shareholders with such registration rights requested that we include up to an aggregate of 10,823,012 shares of our common stock in this offering.

Side Letter Agreement

On September 1, 2010, LLR Partners, David Schlessinger and Thomas Vellios entered into a side letter agreement pursuant to which LLR Partners agreed to vote all of their securities of Five Below in favor of the election of Messrs. Schlessinger and Vellios to our board of directors so long as Messrs. Schlessinger and Vellios remained employed by us. This side letter, pursuant to its terms, terminated upon the closing of the IPO.

Loan to Officer

During fiscal 2009, we extended a loan of $250,000 to Thomas Vellios, which was collateralized by a pledge of shares of Five Below common stock held by Mr. Vellios. The loan accrued interest at 4.11% and was payable on an annual basis starting on March 1, 2011. In connection with the 2010 Transaction and 2010 Dividend, Mr. Vellios offset the amount of the dividend due to him by $250,000 plus approximately $7,600 of accrued interest in full satisfaction of the amounts owed under the loan. In connection with the repayment of the loan, the pledge of Mr. Vellios’ shares was released.

Agreements with Management

We and certain of our executive officers have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive Compensation—Employment Agreements.”

Option Cancellation Agreements

Please see “Executive Compensation—Option Cancellation Agreements.”

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Pennsylvania law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Pennsylvania law. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Our Policies Regarding Related Party Transactions

Our board of directors adopted a related party transactions policy for us. Pursuant to the related party transactions policy, we review all transactions with a dollar value in excess of $120,000 involving us in which any of our directors, director nominees, significant shareholders and executive officers and their immediate family members will be participants to determine whether such person has a direct or indirect material interest in the transaction. This policy was not in effect when we entered into the transactions described above. All directors, director nominees and executive officers will be required to promptly notify our Executive Chairman of any proposed transaction involving us in which such person has a direct or indirect material interest. Such proposed transaction will then be reviewed by the audit committee to determine whether the proposed transaction is a related party transaction under our policy. In reviewing any related party transaction, the audit committee will determine whether or not to approve or ratify the transaction based on all relevant facts and circumstances, including the following:

•	the materiality and character of the related person’s interest in the transaction;

•	the commercial reasonableness of the terms of the transaction;

•	the benefit and perceived benefit, or lack thereof, to us;

•	the opportunity costs of alternate transactions; and

•	the actual or apparent conflict of interest of the related person.

In the event that any member of the audit committee is not a disinterested member with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related party transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related party transaction. After any such review, the audit committee will approve or ratify the transaction based on a standard of whether the transaction is (a) in, or not inconsistent with, the best interests of us and our shareholders and (b) not in violation of our other policies or procedures. Our related party transaction policy is posted under the “Investor Relations” section of our website at www.fivebelow.com.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table contains information about the beneficial ownership of our common stock as of January 10, 2013 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 10, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Our calculation of the percentage of beneficial ownership prior to and after the offering is based on 53,980,797 shares of common stock outstanding on January 10, 2013.

The table below assumes the underwriters do not exercise their option to purchase additional shares. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Five Below, Inc., 1818 Market Street, Suite 1900, Philadelphia, Pennsylvania 19103.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
5% Shareholders Not Listed Below:
Funds managed by Advent International Corporation(1)	26,845,986	49.7%	8,110,041	18,735,945	34.7%
Funds managed by LLR Capital II, LLC(2)	4,123,304	7.6%	1,245,630	2,877,674	5.3%
Named Executive Officers & Directors:
Kenneth R. Bull	101,032	*	—	101,032	*
David Johnston	29,412	*	—	29,412	*
Steven J. Collins	—	*	—	—	*
Andrew W. Crawford	—	*	—	—	*
David M. Mussafer(3)	—	*	—	—	*
Howard D. Ross(4)	—	*	—	—	*
Thomas M. Ryan	162,777	*	—	162,777	*
Ronald L. Sargent(5)	265,203	*	—	265,203	*
David Schlessinger	2,438,790	4.5%	736,746	1,702,044	3.2%
Thomas G. Vellios(6)	2,421,886	4.5%	730,595	1,691,291	3.1%
All executive officers and directors as a group (10 persons)	5,419,100	10.0%	1,467,341	3,951,759	7.3%
Additional Selling Shareholders:
Alan B. Mirken 1997 Family Trust(7)	788,372	1.5%	394,186	394,186	*
Eugene F. Rosadino	88,230	*	15,000	73,230	*
Mirken 2008-B Five Below Investment Trust(8)	165,604	*	82,802	82,802	*

*	Less than 1%
(1)

The funds managed by Advent International Corporation own 49.7% of Five Below, Inc. prior to this offering. The direct ownership of the shares of common stock consists of 12,169,291 shares held by Advent International GPE VI Limited Partnership, 7,130,293 shares held by Advent International GPE VI-A Limited Partnership, 614,769 shares held by Advent International GPE VI-B Limited Partnership, 628,188 shares held by Advent International GPE VI-C Limited Partnership, 502,021 shares held by Advent International GPE VI-D Limited Partnership, 1,492,644 shares held by Advent International GPE VI-E Limited Partnership, 2,289,953 shares held by Advent International GPE VI-F Limited Partnership, 1,444,315 shares held by Advent International GPE VI-G Limited Partnership, 445,646 shares held by Advent Partners GPE VI 2008 Limited Partnership, 16,118 shares held by Advent Partners GPE VI 2009 Limited Partnership, 34,909 shares held by Advent Partners GPE VI 2010 Limited Partnership, 37,583 shares held by Advent Partners GPE VI—A 2010 Limited Partnership and 40,256 shares held by Advent Partners GPE VI—A Limited Partnership. The funds managed by Advent International Corporation collectively purchased their interest in shares of our capital stock on October 14, 2010. Immediately prior to this offering, the funds managed by Advent International Corporation will beneficially own 26,845,986 shares (or 49.7%) of our common stock. In the offering, Advent International GPE VI Limited Partnership will be entitled to sell 3,676,283 shares of our common stock (or a total of 4,252,792 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-A Limited Partnership will be entitled to sell 2,154,027 shares of our common stock (or a total of 2,491,819 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-B Limited Partnership will be entitled to sell 185,719 shares of our common stock (or a total 214,843 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-C Limited Partnership will be entitled to sell 189,772 shares of our common stock (or a total of 219,532 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-D Limited Partnership will be entitled to sell 151,658 shares of our common stock (or a total of 175,441 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-E Limited Partnership will be entitled to sell 450,920 shares of our common stock (or a total of 521,633 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-F Limited Partnership will be entitled to sell 691,784 shares of our common stock (or a total of 800,269 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-G Limited Partnership will be entitled to sell 436,320 shares of our common stock (or a total of 504,743 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2008 Limited Partnership will be entitled to sell 134,628 shares of our common stock (or a total of 155,740 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2009 Limited Partnership will be entitled to sell 4,869 shares of our common stock (or a total of 5,633 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2010 Limited Partnership will be entitled to sell 10,546 shares of our common stock (or a total of 12,200 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI—A 2010 Limited Partnership will be entitled to sell 11,354 shares of our common stock (or a total of 13,134 shares if the underwriters exercise in full their option to purchase additional shares) and Advent Partners GPE VI—A Limited Partnership will be entitled to sell 12,161 shares of our common stock (or a total of 14,068 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, the funds managed by Advent International Corporation will beneficially own 18,735,945 shares (or 34.7%) of our common stock. If the underwriters exercise in full their option to purchase additional shares, the funds managed by Advent International Corporation will beneficially own 17,464,139 shares (or 32.4%) of our common stock. Advent International Corporation is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE-A Limited Partnership and Advent Partners GPE VI—A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by funds managed by Advent International Corporation, a group of individuals currently composed of Richard F. Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)

The funds managed by LLR Capital II, LLC own 7.6% of Five Below, Inc. prior to this offering. The direct ownership of the shares of common stock consists of 3,704,002 shares held by LLR Equity Partners II, L.P. and 419,302 shares held by LLR Equity Partners Parallel II, L.P., collectively referred to as LLR Equity Partners, prior to the offering. Immediately prior to this offering, LLR Equity Partners will beneficially own 4,123,304 shares (or 7.6%) of our common stock. In the offering, LLR Equity Partners II, L.P. will be entitled to sell 1,118,960 shares of our common stock (or a total of 1,294,434 shares if the underwriters exercise in full their option to purchase additional shares) and LLR Equity Partners Parallel II, L.P. will be entitled to sell 126,670 shares of our common stock (or a total of 146,534 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, LLR Equity Partners will beneficially own 2,877,674 shares (or 5.3%) of our common stock. If the underwriters exercise in full their option to purchase additional shares, LLR Equity Partners will beneficially own 2,682,336 shares (or 5.0%) of our common stock. LLR Capital II, LLC is the general partner of LLR Capital II, L.P. which is the general partner of each of LLR Equity Partners II, L.P. and LLR Equity Partners Parallel II, L.P. LLR

Capital II, LLC exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by the LLR, a group of individuals currently composed of Mitchell Hollin, Seth Lehr, Ira Lubert and Howard Ross, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by LLR Capital II, LLC and each of the funds mentioned above. Each of Messrs. Hollin, Lehr, Lubert and Ross disclaims beneficial ownership of the shares held by LLR Capital II, LLC, except to the extent of their respective pecuniary interest therein. The address of LLR Capital II, LLC is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(3)	Mr. Mussafer is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by these funds. Mr. Mussafer disclaims beneficial ownership of the shares of common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Mussafer’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(4)	Mr. Ross is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by LLR Capital II, LLC and may be deemed to beneficially own the shares held by these funds. Mr. Ross disclaims beneficial ownership of the shares of common stock held by the funds managed by LLR Capital II, LLC, except to the extent of his pecuniary interest therein. Mr. Ross’s address is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(5)	Includes 175,174 shares of our common stock owned by Sargent Family Investment, LLC. Mr. Sargent, the sole member and manager of Sargent Family Investment, LLC, exercises voting and investment power over the shares beneficially owned by Sargent Family Investment, LLC.
(6)	Includes 3,460 shares of common stock held by certain shareholders as to which Mr. Vellios has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Vellios disclaims beneficial ownership of the shares of common stock subject to such proxies.
(7)	Alan B. Mirken 1997 Family Trust beneficially owns 788,372 shares. In the offering, Alan B. Mirken 1997 Family Trust will be entitled to sell 394,186 shares of our common stock. Immediately after this offering, Alan B. Mirken 1997 Family Trust will beneficially own 394,186 shares of our common stock. With respect to the shares of our common stock held by Alan B. Mirken 1997 Family Trust, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Alan B. Mirken 1997 Family Trust. Messrs. Rubin and Zenker disclaim beneficial ownership of the shares held by Alan B. Mirken 1997 Family Trust, except to the extent of their pecuniary interest therein. The address of Alan B. Mirken 1997 Family Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.
(8)	Mirken 2008-B Five Below Investment Trust beneficially owns 165,604 shares. In the offering, Mirken 2008-B Five Below Investment Trust will be entitled to sell 82,802 shares of our common stock. Immediately after this offering, Mirken 2008-B Five Below Investment Trust will beneficially own 82,202 shares of our common stock. With respect to the shares of our common stock held by Mirken 2008-B Five Below Investment Trust, Alan Mirken, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Mirken 2008-B Five Below Investment Trust. Messrs. Mirken, Rubin and Zenker disclaim beneficial ownership of the shares held by Mirken 2008-B Five Below Investment Trust, except to the extent of their pecuniary interest therein. The address of Mirken 2008-B Five Below Investment Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and amended bylaws, which are included as exhibits to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of January 10, 2013, there were outstanding:

•	53,980,797 shares of our common stock held by 120 shareholders of record; and

•	stock options to purchase an aggregate of 1,179,612 shares of our common stock with a weighted average exercise price of $10.31 per share.

On July 17, 2012, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the number of shares subject to and the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants are in the same economic position both before and after the reverse stock split.

2012 Dividend

On May 15, 2012, we declared and subsequently paid on May 16, 2012 the 2012 Dividend on shares of our common stock and our Series A 8% convertible preferred stock.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter.

Dividend rights

Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “FIVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016, and its telephone number is (908) 497-2300.

Blank Check Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “—Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws.” At present, there are currently no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Equity Incentive Awards

Options

As of January 10, 2013, we had outstanding options to purchase 1,179,612 shares of our common stock at a weighted-average price of $10.31 per share, of which 10,700 options to purchase shares were vested at such time. As of January 10, 2013, we have 5,025,040 shares remaining available for issuance pursuant to our equity incentive plan.

Restricted Common Stock

In addition, as of January 10, 2013, we had 1,386,482 shares of restricted common stock issued and outstanding. 32,344 of such shares were issued in connection with the 2010 Transaction and pursuant to our equity incentive plan when all of our options were exercised for common shares or restricted common shares on October 13, 2010. 1,347,080 of such shares were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios. 7,058 of such shares were issued to Messrs. Ryan and Sargent as compensation for their service on the board of directors.

Registration Rights

Advent, LLR Partners, David Schlessinger and Thomas Vellios have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities pursuant to our amended and restated investor rights agreement, as amended. This right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these shareholders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Certain of our shareholders that hold registration rights pursuant to our amended and restated investor rights agreement, as amended, have requested that we include up to an aggregate of 10,823,012 shares of our common stock in this offering. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and our amended bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

No Cumulative Voting

Our only issued and outstanding shares of capital stock are common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.

Special Shareholders’ Meetings and Right to Act by Written Consent

According to our amended bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.

Our amended bylaws prohibit shareholder action without a meeting through the execution of a written consent or consents thereto by the shareholders, and therefore, any action of shareholders may be taken only at a meeting of the shareholders.

Amendment of Our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and amended bylaws each provide that, unless previously approved by our board of directors, the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal certain provisions of our amended and restated articles of incorporation or amended bylaws. Any amendment to or repeal of certain provisions of our amended and restated articles of incorporation or amended bylaws approved by our board of directors would require the affirmative vote of at least 50% of the voting power of all of our outstanding capital stock entitled to vote on such amendment or repeal.

These provisions may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management or Five Below, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Classified Board; Removal of Directors; Size of Board

Pursuant to our amended and restated articles of incorporation and amended bylaws, directors are divided into three classes, whose members serve staggered three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the outstanding capital stock entitled to vote are able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board.

Our amended and restated articles of incorporation and amended bylaws provide that, subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated articles of incorporation and amended bylaws provide that the number of directors on our board will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in the number of directors may be filled by the affirmative vote of the directors then in office. Further, any vacancies on our board of directors resulting from death, resignation, or removal from office will also be filled solely by the vote of our remaining directors. Any director elected in accordance with the preceding sentence shall be a director of the same class as the director whose vacancy he or she fills and shall hold office until the next annual meeting of shareholders, and until such director’s successor shall have been duly elected and qualified.

Undesignated Preferred Stock

Our amended and restated articles of incorporation authorize undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Five Below. This may have the effect of deterring hostile takeovers or delaying changes in control or management of Five Below.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by The NASDAQ Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Procedures for Shareholder Nominations and Proposals

Our amended bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. The advance notice provisions in our amended bylaws could have the effect of delaying shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next shareholder meeting or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Pennsylvania Anti-Takeover Laws

Pursuant to our amended and restated articles of incorporation, we have expressly elected not to be governed by a number of anti-takeover statutes available under Pennsylvania law. We are, however, subject to the following anti-takeover provisions under Pennsylvania law:

•

Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, prohibits a “business combination” with an “interested shareholder,” which means a person who (a) is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes entitled to be cast for the election of directors of a corporation or (b) who is an affiliate or associate of such corporation and was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes at any time within the five-year period immediately prior to the date in question, unless this business combination or the acquisition by the shareholder or group of shareholders of at least 20% of the voting power of the corporation is approved in advance by our board of directors or approved by a certain majority of those shareholders who are not interested shareholders nor affiliates or associates thereof. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

•

Pursuant to Section 1715 of the PBCL, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•

the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Indemnification and Limitation of Directors and Limitation of Liability

Pennsylvania Business Corporation Law

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. As described below, we intend to indemnify our directors, officers and other such personnel to the fullest extent permitted by the PBCL.

Amended Bylaws

Our amended bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended bylaws or our amended and restated articles of incorporation; and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our amended bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended bylaws provide, however, in the case of an action or suit by or in the right of Five Below, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

Pursuant to our amended bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of Five Below or an employee or agent of Five Below, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against that liability. Accordingly, we maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Pennsylvania law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the closing of this offering, 53,980,797 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of January 10, 2013 and assumes no exercise of outstanding stock options. The shares sold in the IPO, the shares sold in this offering and shares sold by certain shareholders pursuant to Rules 144 and 701 under the Securities Act will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining 25,565,378 shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing shareholders upon the closing of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 539,808 shares immediately after this offering, or the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year (including the holding period of any prior owner other than an affiliate), is entitled to freely sell such shares under Rule 144 without restrictions.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Equity Incentive Plan

As of January 10, 2013, we had outstanding options to purchase 1,179,612 shares of our common stock, of which 10,700 options to purchase shares were vested. In addition, we had 1,386,482 shares of restricted stock outstanding, of which 32,344 were issued in connection with the 2010 Transaction as a result of the conversion of the options outstanding under the equity incentive plan prior to the 2010 Transaction, 1,347,080 were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios, and 7,058 were issued as compensation to Messrs. Ryan and Sargent for their service on our board of directors.

We have filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options and other awards issuable under our equity incentive plan. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under the ESPP shortly after the date hereof. Accordingly, such shares will be eligible for sale in the open market, subject to compliance with the resale provisions of Rule 144 applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Our equity incentive plan and ESPP are described in more detail under “Executive Compensation—Employee Benefit Plans.”

Lock-Up Agreements

We and certain holders of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. for a period of 90 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; (iii) to the underwriters pursuant to the underwriting agreement; (iv) to the Company to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of restricted stock outstanding as of the date of the lock-up agreement; (v) in transactions relating to shares of stock acquired in open market transactions after the completion of this offering; and (vi) by will or intestate succession, provided the beneficiary or beneficiaries thereof agree to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; provided further that, in the cases of (iv), (v) and (vi), no filing under the Exchange Act shall be required or voluntarily made.

Our amended and restated investor rights agreement also provides that upon the request by underwriters in a registered public offering of our shares of common stock, each shareholder party to such agreement will not directly or indirectly, sell, contract to sell (including without limitation, any short sale), grant any option to purchase, dispose of or otherwise transfer any shares held by such shareholder, without the consent of the underwriters for a period of not more than 180 days following the effective date of the registration statement related to an initial public offering or 90 days following the effective date of the registration statement related to any registration other than the initial public offering. Such shareholders also agreed to execute and deliver the necessary documents to effect such restrictions. In addition, the agreement permits Five Below to impose stop-transfer instructions with respect to such securities until the end of the applicable period.

Registration Rights

Certain of our shareholders who are parties to the amended and restated investor rights agreement, as amended, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor. A partnership that is not formed under the laws of the United States or a state or the District of Columbia is a non-U.S. holder for purposes of the Additional Withholding Rules described below.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, “controlled foreign corporation,” “passive foreign investment company,” or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, considerations under the unearned income Medicare contribution tax, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S.

federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any distribution to the extent treated for U.S. federal income tax purposes as a dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements frequently apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity may be required to provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding even if you are eligible to claim the benefits of a tax treaty if you do not comply with certain information reporting rules, described below under Additional Withholding Rules.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, provided that, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the rules discussed under Additional Withholding Rules below, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is “regularly traded on an established securities market” (as defined in the Code and applicable Treasury regulations), such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, may also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described in “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Information reporting and backup withholding will apply if you sell our common stock through a non-U.S. office of a broker and:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in Treasury regulations,

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Rules

A non-U.S. holder that is an entity (including, for this purpose, a partnership) may be subject to a U.S. withholding tax at a rate of 30% on payments of dividends, if any, that we declare, and on the gross proceeds on the disposition of our common stock, unless the foreign entity has complied with various U.S. information reporting, due diligence and certification requirements that are generally designed to identify U.S. owners or account holders in the foreign entity. Under administrative guidance and proposed regulations, withholding requirements would not apply to payments of dividends made before January 1, 2014 and for payments of gross proceeds from dispositions of our common stock made before January 1, 2017. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc., and Jefferies & Company, Inc. are acting as joint book-running managers of the offering, and Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,394,500
Barclays Capital Inc.	2,263,000
Jefferies & Company, Inc.	2,263,000
Credit Suisse Securities (USA) LLC	1,131,500
Deutsche Bank Securities Inc.	1,131,500
UBS Securities LLC	565,750
Wells Fargo Securities, LLC	565,750

Total	11,315,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,697,250 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,697,250 additional shares.

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$1.604250	$1.604250
Total	$18,152,089	$20,874,902

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.962550 per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and certain holders of our common stock on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans and the ESPP. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FIVE.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

We and the selling shareholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions and expenses up to $360,000 to be reimbursed by the underwriters, will be approximately $900,000.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are lead arrangers, bookrunners and lenders under our term loan facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have engaged Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $275,000 and reimbursement of reasonable out-of-pocket expenses up to $10,000, plus an incentive fee of up to $75,000 payable at the sole discretion of Five Below, Inc. Pursuant to the terms of the engagement, we have agreed to indemnify Solebury, subject to certain conditions. Solebury is not acting as an underwriter and has no contact with any public or institutional investor pursuant to this engagement. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

Pepper Hamilton LLP will pass upon the validity of the shares of common stock offered hereby for us. An attorney with the firm owns an aggregate of 20,000 shares of our common stock. Sullivan & Cromwell LLP will pass upon the validity of the shares of common stock offered hereby for the underwriters.

EXPERTS

The financial statements of Five Below, Inc. as of January 29, 2011 and January 28, 2012, and for each of the fiscal years in the three-year period ended January 28, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock to be sold in this offering, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Five Below, Inc., that file electronically with the SEC.

We are subject to the information reporting requirements of the Exchange Act, and are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a web site at www.fivebelow.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

FIVE BELOW, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Five Below, Inc.:

We have audited the accompanying balance sheets of Five Below, Inc. (the Company) as of January 29, 2011 and January 28, 2012, and the related statements of operations, changes in redeemable convertible preferred stock, convertible preferred stock and shareholders’ deficit, and cash flows for each of the fiscal years in the three-year period ended January 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Below, Inc. as of January 29, 2011 and January 28, 2012, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

April 17, 2012, except

    as to note 10, which is

    as of May 23, 2012 and

    to note 1(x), which is

    as of July 17, 2012

FIVE BELOW, INC.

Balance Sheets

(in thousands, except share and per share data)

	January 29, 2011	January 28, 2012

Assets
Current assets:
Cash and cash equivalents	$12,153	$41,293
Income taxes receivable	20	—
Inventories	26,754	38,790
Deferred income taxes	2,899	4,863
Prepaid expenses and other current assets	4,116	7,303

Total current assets	45,942	92,249
Property and equipment, net	29,743	42,040
Deferred income taxes	714	—
Other assets	183	238

	$76,582	$134,527

Liabilities and Shareholders’ Deficit
Current liabilities:
Line of credit	$—	$—
Accounts payable	10,023	23,588
Income taxes payable	141	9,139
Accrued salaries and wages	2,043	9,254
Other accrued expenses	6,008	7,961

Total current liabilities	18,215	49,942
Note payable	250	250
Deferred rent	15,059	20,933
Deferred income taxes	—	1,306

Total liabilities	33,524	72,431

Commitments and contingencies (note 4)

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $198,507 and $214,420, respectively	191,855	191,855

Shareholders’ deficit:
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 16,084,358 and 16,248,797 shares, respectively	161	162
Additional paid-in capital	732	3,691
Accumulated deficit	(149,690)	(133,612)

Total shareholders’ deficit	(148,797)	(129,759)

	$76,582	$134,527

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(in thousands, except share and per share data)

	Fiscal Year
	2009	2010	2011
Net sales	$125,135	$197,189	$297,113
Cost of goods sold	85,040	131,046	192,252

Gross profit	40,095	66,143	104,861
Selling, general and administrative expenses	33,217	54,339	78,640

Operating income	6,878	11,804	26,221
Interest expense (income), net	73	28	(16)

Income before income taxes	6,805	11,776	26,237
Income tax (benefit) expense	(4,853)	4,753	10,159

Net income	11,658	7,023	16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Basic income (loss) per common share	$0.54	$(0.08)	$—

Diluted income (loss) per common share	$0.54	$(0.08)	$—

Dividends declared per common share	$—	$13.24	$—

Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599

Diluted shares	7,452,811	9,672,195	15,904,108

Unaudited pro forma net income (see note 1)			$14,762

Unaudited pro forma basic income per common share (see note 1)			$0.29

Unaudited pro forma diluted income per common share (see note 1)			$0.29

Unaudited pro forma weighted average shares outstanding (see note 1):
Basic shares			50,636,787

Diluted shares			50,637,296

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Changes in Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Shareholders’ Deficit

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock				Series A 8% Convertible Preferred Stock		Shareholders’ Deficit
							Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Series A		Series A-1
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 31, 2009	6,173,030	$17,030	8,006,984	$16,008	—	$—	7,444,395	$74	$13,069	$(22,022)	$(8,879)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	24	—	24
Stock-based compensation expense	—	—	—	—	—	—	—	—	271	—	271
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	25,579	1	126	—	127
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	1,748	—	—	—	—	—	—	(1,748)	—	(1,748)
Accretion of Series A-1 Redeemable Convertible Preferred Stock to redemption value	—	—	—	2,502	—	—	—	—	(2,502)	—	(2,502)
Net income	—	—	—	—	—	—	—	—	—	11,658	11,658

Balance, January 30, 2010	6,173,030	18,778	8,006,984	18,510	—	—	7,469,974	75	9,240	(10,364)	(1,049)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	203	—	203
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,104	—	2,104
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	1,187,658	12	4,980	—	4,992
Redemption of warrants for common stock and cash	—	—	—	—	—	—	1,221,722	12	(10,180)	—	(10,168)
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	1,356	—	—	—	—	—	—	(1,356)	—	(1,356)
Accretion of Series A-1 Redeemable Convertible Preferred Stock to redemption value	—	—	—	1,973	—	—	—	—	(1,973)	—	(1,973)
Conversion of Series A and Series A-1 Redeemable Convertible Preferred Stock to common stock and redemption of fractional shares	(6,173,030)	(20,134)	(8,006,984)	(20,483)	—	—	6,205,004	62	40,556	—	40,618
Issuance of Series A 8% Convertible Preferred Stock, net of issuance costs of $2,145	—	—	—	—	89,291,773	191,855	—	—	—	—	—
Dividend paid to common shareholders	—	—	—	—	—	—	—	—	(46,068)	(146,349)	(192,417)
Income tax benefit related to exercise of stock options and warrants	—	—	—	—	—	—	—	—	3,226	—	3,226
Net income	—	—	—	—	—	—	—	—	—	7,023	7,023

Balance, January 29, 2011	—	—	—	—	89,291,773	191,855	16,084,358	161	732	(149,690)	(148,797)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,197	—	1,197
Exercise of warrants to purchase common stock	—	—	—	—	—	—	5,191	—	33	—	33
Vesting of restricted shares	—	—	—	—	—	—	—	—	491	—	491
Repurchase of unvested restricted shares	—	—	—	—	—	—	—	—	98	—	98
Issuance of common stock	—	—	—	—	—	—	159,248	1	1,109	—	1,110
Net income	—	—	—	—	—	—	—	—	—	16,078	16,078

Balance, January 28, 2012	—	$—	—	$—	89,291,773	$191,855	16,248,797	$162	$3,691	$(133,612)	$(129,759)

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(in thousands)

	Fiscal Year
	2009	2010	2011
Operating activities:
Net income	$11,658	$7,023	$16,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,660	4,805	7,071
Loss on disposal of property and equipment	5	288	273
Amortization of deferred financing costs	51	28	28
Warrant expense related to a merchandise vendor and professional service providers for services rendered	3	228	49
Stock-based compensation expense	271	2,104	1,197
Deferred income tax (benefit) expense	(5,027)	(716)	56
(Increase) decrease in assets:
Income taxes receivable	—	(20)	20
Inventories	(2,606)	(10,711)	(12,036)
Prepaid expenses and other assets	(645)	(756)	(3,270)
(Decrease) increase in liabilities:
Accounts payable	(1,326)	3,684	12,481
Income taxes payable	127	2,144	8,998
Accrued salaries and wages	544	544	7,211
Deferred rent	2,204	6,295	6,997
Other accrued expenses	308	105	1,542

Net cash provided by operating activities	9,227	15,045	46,695

Investing activities:
Capital expenditures	(7,285)	(14,883)	(18,558)

Net cash used in investing activities	(7,285)	(14,883)	(18,558)

Financing activities:
Borrowing under long term note payable	—	250	—
Payments under capital lease agreements	(222)	—	—
Payment of financing costs	(50)	(43)	—
Net proceeds from issuance of preferred stock	—	191,855	—
Proceeds from issuance of common stock	—	—	1,110
Proceeds from exercise of and prepayment related to warrants and options to purchase common stock	127	6,852	33
Repurchase of unvested restricted shares	—	—	(140)
Dividend paid to common shareholders	—	(192,417)	—
Redemption of warrants	—	(10,168)	—
Excess tax benefit related to exercise of stock options and warrants	—	3,226	—

Net cash (used in) provided by financing activities	(145)	(445)	1,003

Net increase (decrease) in cash and cash equivalents	1,797	(283)	29,140
Cash and cash equivalents at beginning of year	10,639	12,436	12,153

Cash and cash equivalents at end of year	$12,436	$12,153	$41,293

Supplemental disclosures of cash flow information:
Interest paid	$83	$53	$24
Income taxes paid	47	111	1,157

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Description of Business

Five Below, Inc. (the Company) is a specialty value retailer offering merchandise targeted at the aspirational teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products include select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of January 28, 2012, operated 192 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, and Michigan, each operating under the name “Five Below.” As of January 29, 2011 and January 30, 2010 the Company operated 142 stores and 102 stores, respectively.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. The period from January 30, 2011 to January 28, 2012 is referred to as Fiscal 2011. The period from January 31, 2010 to January 29, 2011 is referred to as Fiscal 2010. The period from February 1, 2009 to January 30, 2010 is referred to as Fiscal 2009. Fiscal 2011, Fiscal 2010 and Fiscal 2009 included 52 weeks.

(c) Unaudited Pro Forma Presentation

Pro forma net income information gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to the Series A 8% Convertible Preferred Stock; and (iii) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, including the repayment of $65,250 of outstanding indebtedness under the term loan facility with the Company’s initial public offering (IPO) proceeds in July 2012.

The following is a reconciliation of historical net income to unaudited pro forma net income:

Fiscal Year 2011
Net income available to common shareholders	$56

Add:
Income attributable to participating securities	109
Series A 8% Convertible Preferred Stock cumulative dividends	15,913

Less:
Interest expense on new term loan facility, net of tax	(1,095)
Amortization of deferred financing fees related to new term loan facility, net of tax	(221)

Unaudited pro forma net income	$14,762

F-7	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Pro forma weighted average share data gives effect to: i) the conversion of the Company’s outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO; and ii) the number of shares in the Company’s IPO whose proceeds were used to repay $65,250 of outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2011
Shares used in computing basic income per common share	15,903,599
Adjustment for conversion of Series A 8% Convertible Preferred Stock	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,838,235

Unaudited basic pro forma weighted average shares outstanding	50,636,787

Dilutive effect of securities	509

Unaudited diluted pro forma weighted average shares outstanding	50,637,296

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company’s retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents in the accompanying balance sheets. Amounts due from banks for these transactions classified as cash equivalents totaled $680 and $1,182 at January 29, 2011 and January 28, 2012, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying balance sheets and within operating activities in the accompanying statements of cash flows.

The Company’s cash accounts are primarily maintained with one financial institution.

(e) Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts payable, and borrowings under a line of credit and a note payable. The Company believes that: (1) the carrying value of cash and cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; (2) the carrying value of the borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates; and (3) the carrying value of the note payable approximates fair value because its negotiated terms and conditions are consistent with current market rates.

(f) Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis due to the nature of our inventory. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

F-8	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(g) Property and Equipment

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. The straight-line method of depreciation and amortization is used for financial reporting purposes. The estimated useful lives are three to five years for furniture and fixtures and computers and equipment. Store leasehold improvements are amortized over the shorter of the useful life or the lease term plus assumed extensions, which is generally 10 years.

Property and equipment, net, consists of the following:

	January 29, 2011	January 28, 2012
Furniture and fixtures	$16,631	$23,354
Leasehold improvements	23,713	32,275
Computers and equipment	4,484	7,477
Construction in process	1,376	1,638

	46,204	64,744
Less: accumulated depreciation and amortization	(16,461)	(22,704)

	$29,743	$42,040

Depreciation and amortization expense for property and equipment, which is included in selling, general and administrative expenses in the accompanying statements of operations, was $3,660, $4,805 and $7,071 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Amortization expense applicable to property and equipment under capital leases of $73 in Fiscal 2009 is included in such expense.

(h) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on its most recent analysis, management believes that no impairment of long-lived assets exists as of January 28, 2012.

(i) Deferred Financing Costs

Deferred financing costs (note 3) are amortized to interest expense over the term of the related credit agreement. Amortization expense in Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $51, $28 and $28, respectively.

(j) Other Accrued Expenses

Other accrued expenses consist of the following:

	January 29, 2011	January 28, 2012
Deposit liability related to restricted shares (note 6)	$1,860	$1,131
Gift card liability	1,230	1,745
Other	2,918	5,085

	$6,008	$7,961

F-9	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(k) Deferred Rent

Certain of the Company’s operating leases contain either rent holidays and/or predetermined fixed escalations of minimum rentals during the original and/or extended lease terms. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The life of the lease is the initial term plus assumed extensions. Generally, the Company’s store leases have an initial term of ten years or five years and one assumed five-year extension, resulting in a ten-year life. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rents. Such increases in rent expense are recorded in the period in which such contingent increases to the rents take place.

(l) Stock Option Plan

The Company measures the cost of employee services received in exchange for stock-based compensation based on the grant date fair value of the employee stock award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model recorded over the vesting period. Stock-based compensation cost recognized and included in expenses, excluding modifications, for Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $271, $2,104 and $1,197, respectively. In addition, during Fiscal 2010, the Company recognized $4,309 of additional compensation expense related to certain modifications of outstanding options (note 6).

(m) Revenue Recognition

Revenue is recognized at the point of sale. Returns are only permitted for damaged or defective goods. To date, returns have been immaterial. Accordingly, no reserve has been recorded. Gift card sales to customers are initially recorded as liabilities and recognized as sales upon redemption for merchandise. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, excluded from sales in the accompanying statements of operations.

(n) Cost of Goods Sold

Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution center and between store locations. Buying costs include compensation expense for our internal buying organization.

(o) Selling, General and Administrative Expenses

Selling, general and administrative expenses includes payroll and other compensation, marketing and advertising expense, depreciation and amortization expense, and other selling and administrative expenses.

(p) Vendor Allowances

The Company receives various incentives in the form of allowances, free product and promotional funds from its vendors based on product purchases and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the

F-10	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

related merchandise for the Company. Merchandise allowances are recorded in cost of goods and recognized in the period the related merchandise is sold. Marketing allowances are recorded in selling, general and administrative expenses and are recognized in the period the related advertising occurs to the extent the allowance is a reimbursement that is specific and incremental, and identifiable costs have been incurred by the Company to sell the vendor’s products. To the extent these conditions are not met, these allowances are recorded as merchandise allowances. Total vendor allowances recognized in the accompanying statements of operations during Fiscal 2009, Fiscal 2010 and Fiscal 2011 were $1,003, $1,999 and $2,908, respectively, of which, $893, $1,896 and $2,850 were recorded in cost of goods sold, respectively, and, $110, $103 and $58 were recorded in selling, general and administrative expenses, respectively.

(q) Store Pre-Opening Costs

Costs incurred between completion of a new store location’s construction and its opening (pre-opening costs) are charged to expense as incurred. Pre-opening costs were $1,216, $2,342 and $3,412 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively, and are recorded in the accompanying statements of operations based on the nature of the expense.

(r) Advertising Costs

Advertising costs are charged to expense the first time the advertising takes place. Advertising expenses were $3,920, $6,449 and $9,672 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Vendor marketing allowances earned to partially offset these costs were $110, $103 and $58 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively.

(s) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(t) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

F-11	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(u) Use of Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, valuation allowances for inventories, income taxes and stock-based compensation expense.

(v) Reclassifications

In certain instances, amounts previously reported in the Fiscal 2009 and Fiscal 2010 financial statements have been reclassified from selling, general and administrative expenses to cost of goods sold (including store occupancy, distribution costs and buying expenses) to conform with the presentation in the Fiscal 2011 financial statements. The reclassifications had no effect on net income or shareholders’ equity (deficit) as previously reported.

(w) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (GAAP) and international financing reporting standards (IFRS) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 will not have a material impact on the Company’s financial position or results of operations.

(x) Reverse Stock Split and Authorized Shares

In June 2012, the board of directors and shareholders of the Company approved a 0.3460-for-1 reverse stock split of the Company’s common stock and an amendment to the Company’s amended and restated articles of incorporation to change the authorized shares of common stock to 120,000,000 shares, which became effective on July 17, 2012. The conversion price of the Company’s preferred stock and the number of shares subject to and the exercise price of outstanding options and warrants were adjusted to equitably reflect the split. All common stock share and per-share data included in these financial statements give effect to the reverse stock split and change in authorized shares and have been adjusted retroactively for all periods presented.

(2) Income (Loss) Per Common Share

Basic income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

F-12	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The two-class method is used to calculate basic and diluted income (loss) per common share since preferred and restricted stock are participating securities under Accounting Standards Codification (ASC) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company. The two-class method is the more dilutive method for Fiscal 2009, Fiscal 2010 and Fiscal 2011.

The following table summarizes the potential dilution that could occur if options and warrants to acquire common stock were exercised or converted into common stock and reconciles the weighted average common shares outstanding used in the computations of basic and diluted income (loss) per share:

	Fiscal Year
	2009	2010	2011
Numerator:
Net income	$11,658	$7,023	$16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Denominator:
Weighted average common share outstanding-basic	7,452,811	9,672,195	15,903,599
Option and other dilutive securities	—	—	509

Weighted average common share outstanding-diluted	7,452,811	9,672,195	15,904,108

Per common share:
Basic income (loss) per common share	$0.54	$(0.08)	$—
Diluted income (loss) per common share	$0.54	$(0.08)	$—

As discussed above, the Company is required to use the two-class method to compute basic and diluted income (loss) per common share. In Fiscal 2010, the adjustment to record the increase in redemption value of preferred stock as well as preferred stock dividends (note 5) reduced undistributed earnings, to be allocated between common shares and participating securities, to zero, for purposes of calculating net income per share using the two-class method. As such, net losses were solely attributable to common shareholders.

For Fiscal 2009, Fiscal 2010 and Fiscal 2011, preferred stock that could be converted to 6,205,004, 30,894,953, and 30,894,953 shares of common stock were not included in the computation of diluted earnings per share, as the effect of doing so would have been anti-dilutive.

For Fiscal 2009, Fiscal 2010 and Fiscal 2011, the effects of the assumed exercise of the combined stock options and warrants and vesting of restricted share awards of 2,096,932, 2,440,586 and 2,781,138 shares of

F-13	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

common stock, respectively, were excluded from the calculation of diluted net income (loss) as (a) the average stock market price of the related common stock for the periods exceeded the exercise price of the options or warrants, (b) assumed proceeds determined under the treasury stock method resulted in no incremental shares for stock options or restricted stock, or (c) the effect would be antidilutive due to a net loss to common shareholders.

(3) Line of Credit and Note Payable

On August 18, 2006, the Company entered into a Loan and Security Agreement with a bank that included a revolving line of credit with advances tied to a borrowing base. The bank has the right to reduce the borrowing base by establishing reserves. The Loan and Security Agreement has been amended and/or restated several times, the latest on November 29, 2011 (as amended and restated, the Credit Agreement), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates and modify certain definitions.

The Credit Agreement allows maximum borrowings of $20,000 and expires on May 31, 2013. If the Company requests and the bank agrees, the maximum borrowings of $20,000 can be increased to $30,000 in $2,500 increments upon the payment of an additional closing fee of 0.25%. The Credit Agreement provides for interest on borrowings, at the option of the Company, at a prime rate (3.25% at January 28, 2012) plus a margin of 2.0% or a LIBOR-based rate (0.27% at January 28, 2012) plus a margin of 3.0% and a letter of credit fee equal to the LIBOR-based rate plus 2.0%. The Credit Agreement also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12 per year.

The borrowing base is 90% of eligible credit card receivables, as defined, plus 85% of the net recovery percentage of eligible inventory, as defined, less established reserves. The Company is required to maintain minimum excess collateral availability, as defined, of 15% of the then effective maximum credit. The Company had approximately $20,000 available on the line of credit for borrowings at January 28, 2012 based upon the borrowing base.

The Credit Agreement is secured by all assets of the Company and contains certain nonfinancial covenants which place restrictions on certain transactions, including, among others, the level of capital expenditures, certain distributions, the sale of certain assets, the merger or consolidation of the Company, incurring certain indebtedness and liens, and changes in the Company’s business or certain officers.

Additionally, the Credit Agreement is subject to payment upon the Company’s receipt of certain proceeds, as defined, including those from the sale of certain assets, income tax refunds, and insurance or settlement proceeds, and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2% upon an event of default, as defined. Amounts under the Credit Agreement may become due upon certain events of default including among others, failure to comply with the Credit Agreement’s covenants, bankruptcy, default on certain other indebtedness, a change in control, or a material adverse change in the business, assets or prospects of the Company, as defined.

During Fiscal 2009, there were no borrowings or interest expense under the Credit Agreement. During Fiscal 2010, the maximum borrowings and weighted average interest rate under the Credit Agreement were $8,247 and 4.85%, respectively, and interest expense was $53. During Fiscal 2011, there were no borrowings or interest expense under the Credit Agreement.

The Company has incurred costs of approximately $341 in connection with the Credit Agreement and its amendments, which are included in other assets on the accompanying balance sheets. These deferred financing

F-14	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

costs are amortized over the term of the Credit Agreement or the related amendment and have a net balance of $66 and $38 as of January 29, 2011 and January 28, 2012, respectively.

On December 10, 2010 the Company entered into a Loan and Security Agreement (the Note) for $250 with a governmental authority. The Note accrues interest at 3.25% and interest is payable monthly. The principal amount and any unpaid and accrued interest is due on April 1, 2013. The Note is collateralized by certain assets of the Company. Additionally, a portion or all of the Note is subject to conversion to a grant upon the Company meeting certain non-financial conditions, as defined.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions which are generally those that take the lease to a ten-year term, expire through 2022.

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of January 28, 2012, are as follows:

	Retail stores	Corporate office and distribution center	Total
Fiscal year:
2012	$28,553	$2,097	$30,650
2013	30,759	2,426	33,185
2014	30,245	2,688	32,933
2015	29,654	2,953	32,607
2016	28,061	1,372	29,433
Thereafter	104,794	4,445	109,239

	$252,066	$15,981	$268,047

Rent expense, including base and contingent rent under operating leases, was $11,912, $16,871 and $23,607 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Contingent rents were $82, $349 and $490 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively.

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $3,400.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

The Company has other purchase commitments of $1,739 as of January 28, 2012, consisting primarily of inventory purchase orders.

F-15	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(5) Shareholders’ Equity

As of January 28, 2012, the Company is authorized to issue 120,000,000 shares of $0.01 par value common stock and 100,000,000 shares of $0.01 par value preferred stock. The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors. The preferred stock may be issued from time to time in series as designated by the board of directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof shall be designated by the board of directors. As of January 28, 2012, the board of directors has designated 90,000,000 shares of preferred stock as Series A 8% Convertible Preferred Stock.

Preferred Stock

In Fiscal 2005, Fiscal 2006 and Fiscal 2007, the Company issued an aggregate of 6,173,030 shares of Series A Redeemable Convertible Preferred Stock (the Series A Preferred Stock) for aggregate cash proceeds of $13,020, net of aggregate offering costs of $252. In connection with the offerings, the Company also issued warrants to originally purchase 138,353 shares of common stock at $6.21 per share (see below). The relative fair value of the warrants ($396 in aggregate) was recorded as additional paid-in capital and was being accreted to the Series A Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A Preferred Stock through its earliest redemption dates.

In Fiscal 2008, the Company issued an aggregate of 8,006,984 shares of Series A-1 Redeemable Convertible Preferred Stock (the Series A-1 Preferred Stock) for aggregate cash proceeds of $16,298, net of aggregate offering costs of $917. In connection with the offerings, the Company also issued warrants to purchase 1,051,127 shares of common stock at $4.91 per share. The relative fair value of the warrants ($1,442) was recorded as additional paid-in capital and was being accreted to the Series A-1 Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A-1 Preferred Stock through its earliest redemption dates.

In connection with the Fiscal 2008 offerings, the per share exercise price for warrants previously issued during the Company’s prior Series A Preferred Stock offerings was reduced from $6.21 per share to $4.91 per share and the number of shares of common stock for which such warrants were exercisable was increased by a factor of approximately 1.26 so that the aggregate exercise price of the warrants remained unchanged and the warrants were entitled to purchase 174,972 shares of common stock. Warrants to purchase 4,376 shares of common stock were exercised in July 2010.

Also in Fiscal 2008, as a result of a modification to the conversion ratio of the outstanding Series A Preferred Stock, the fair value of a beneficial conversion feature in the amount of $1,011 was recorded and was being accreted to the Series A Preferred Stock through its earliest redemption dates.

On October 13, 2010, the holders of the Series A and A-1 Preferred Stock converted all of their outstanding shares of Series A and A-1 Preferred Stock into the Company’s common stock according to the conversion ratio specified in the Company’s then amended and restated Certificates of Designations. As a result, 6,173,030 shares and 8,006,984 shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively, were converted into 6,205,004 shares of common stock.

On October 14, 2010, the holders of the warrants to purchase common stock issued in connection with the Series A and A-1 Preferred Stock exchanged their warrants for (i) the number of shares of common stock equal

F-16	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

to the purchase of the number of shares underlying such warrants, and (ii) an amount of cash equal to $13.235902637 per share less the aggregate exercise price of such warrant. As a result, the warrants were exchanged for 1,221,722 shares of common stock and net cash of $10,168.

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% Convertible Preferred Stock for cash proceeds of $191,855, net of offering costs of $2,145.

Under the Company’s second amended and restated Certificate of Designations, each share of the Series A 8% Convertible Preferred Stock is convertible into 0.3460 shares of common stock, subject to adjustment as defined. The holders of the Series A 8% Convertible Preferred Stock may designate the election of five members of the Company’s board of directors, or, if the board of directors is comprised of greater than eight directors, a majority of the directors. Upon the approval of the majority of the holders of the Series A 8% Convertible Preferred Stock or effective upon the closing of a qualified public offering, as defined, all shares of Series A 8% Convertible Preferred Stock will automatically convert into common stock. Each holder of the Series A 8% Convertible Preferred Stock is entitled to one vote for each share of common stock into which the shares of the Series A 8% Convertible Preferred Stock held are convertible. The Series A 8% Convertible Preferred Stock is entitled to receive cumulative dividends of 8% of its original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company shall not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) is simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Cumulative dividends in arrears as of January 28, 2012 were $20,420 ($0.23 per share). The outstanding shares of the Series A 8% Convertible Preferred Stock are also entitled to certain anti-dilution rights, as defined.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock will be entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment is made to the common shareholders. The Series A 8% Convertible Preferred Stock is presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances is beyond the control of the Company’s management.

Approval of the holders of a majority of the shares of the Series A 8% Convertible Preferred Stock is required for, among other items, the authorization, issuance, or redemption of stock, changes in the Company’s Articles of Incorporation or By-laws, changes in the senior management and incurrence of debt or participation in certain transactions above a certain threshold.

Common Stock

The Company’s Executive Chairman of the Board and the CEO were co-founders of the Company and own a combined 3,537,475 shares of the Company’s outstanding common stock at January 28, 2012.

A shareholder of the Company’s common stock has executed an irrevocable proxy appointing David Schlessinger, Executive Chairman of the Board of the Company, as proxy. The proxy is empowered, and may exercise the irrevocable proxy, to vote the shares at any time and at any meeting of the shareholders of the Company, however called, including written actions by consent of shareholders. The irrevocable proxy is effective upon execution (with subscription agreement) and terminates, with respect to the designated shares,

F-17	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

upon the earlier of (i) the longest period of time allowable under applicable law from the execution date and (ii) a transfer of such designated shares after the closing of an underwritten public offer for cash on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, covering the sale of the Company’s capital stock, as defined.

Certain shareholders of the Company’s common stock have each executed an irrevocable proxy appointing David Schlessinger as proxy, while certain other shareholders of the Company’s common stock have each executed an irrevocable proxy appointing Thomas Vellios as proxy. In each case, the proxy is empowered, and may exercise the irrevocable proxy, to vote the shares at any time and at any meeting of the shareholders of the Company, however called, including written actions by consent of shareholders. The irrevocable proxy is effective upon execution (with subscription agreement) and terminates, with respect to the designated shares, upon the earlier of (i) the fifth (5th) anniversary of the date of the proxy and (ii) a transfer of such designated shares after the closing of an underwritten public offer for cash on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, covering the sale of the Company’s capital stock, as defined.

The Company and its shareholders have entered into an Amended and Restated Investors Rights Agreement and a Second Amended and Restated Shareholders Agreement, which provide for, among others, certain registration, information, first refusal, co-sale, observer, bring along and board of director voting rights. The Second Amended and Restated Shareholders Agreement also provides for certain restrictions and obligations with respect to the stock of the Company held by the Company’s shareholders, including limits on the transfer of stock held by shareholders.

In connection with a common stock sale that closed in 2004, the Company issued warrants to purchase 23,406 shares of common stock at a price of $4.91 per share. The fair value of these warrants is included in additional paid-in capital in the accompanying financial statements. The warrants were exercised in September 2009.

In January 2007, the Company granted warrants to purchase 41,520 shares of common stock at an exercise price of $6.21 per share to a merchandise vendor and professional service provider. Warrants to purchase 34,600 shares of common stock expired unexercised in January 2008 and the remaining warrants to purchase 6,920 shares of common stock were exercised in October 2010. The fair value of the warrants ($46) was recorded as expense in Fiscal 2006.

In March 2008, the Company granted warrants to purchase 43,813 shares of common stock at an exercise price of $6.21 per share to professional service providers and a merchandise vendor. Warrants to purchase 34,600 shares of common stock issued to the merchandise vendor expired unexercised in April 2009. Warrants to purchase 1,730 and 7,483 shares of common stock to professional service providers were exercised in September 2009 and October 2010, respectively. The fair value of the warrants ($41) was recorded as expense in Fiscal 2007.

In February 2009 and May 2009, the Company granted warrants to purchase 13,840 and 1,730 shares of common stock, respectively, at an exercise price of $4.91 per share to professional service providers. The warrants were exercised in October 2010. The fair value of the warrants ($21) and ($3) was recorded as expense in Fiscal 2008 and Fiscal 2009, respectively.

In May 2010, the Company granted warrants to purchase 27,680 shares of common stock at an exercise price of $11.45 per share to professional service providers that were exercised in October 2010. The fair value of the warrants ($203) was recorded as expense in Fiscal 2010.

F-18	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

On October 13, 2010, the board of directors declared a cash dividend of $13.24 per share, or $196,726 in the aggregate, which was paid on October 14, 2010 to shareholders of record on October 13, 2010. Of this amount, $4,309 was recorded as additional compensation expense (note 6).

In February 2011, the Company granted warrants to purchase 13,840 shares of common stock at an exercise price of $6.30 per share to professional service providers, of which 5,191 were exercised in November 2011. The fair value of the warrants ($25) was recorded as expense in Fiscal 2010.

In May 2011, the Company granted warrants to purchase 3,114 shares of common stock at an exercise price of $6.30 per share to a professional service provider. The fair value of the warrants ($6) was recorded as expense in Fiscal 2011.

As of January 28, 2012, there were warrants to purchase 11,764 shares of common stock at an exercise price of $6.30 per share outstanding.

In November 2011, the Company issued 159,248 shares of common stock for cash proceeds of $1,110 to an incoming member of the Company’s board of directors.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of October 13, 2010, increases the number of shares available for issuance under the Plan to 4,716,727 shares of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (Vested Options) or were not currently vested and exercisable (Unvested Options). The Company recorded $4,309 of additional compensation cost in Fiscal 2010 to reflect the incremental value associated with the modification of the options, which was primarily related to the value of the dividends received by the exercisers before the original vesting date (see below).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the accompanying balance sheets. As of January 29, 2011 and January 28, 2012, $1,860 and $1,131 respectively, was recorded as a deposit liability. Due to the modification of the options to allow early exercise, dividends received by the exercisers before the original vesting date were recorded as additional compensation expense.

F-19	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following table summarizes the activity related to the restricted shares of common stock:

	Number of shares	Deposit liability
Unvested, issued upon option exercises on October 13, 2010	325,521	$1,933
Vested	(21,121)	(73)

Unvested, January 29, 2011	304,400	1,860
Vested	(135,657)	(491)
Repurchases upon employee termination	(26,816)	(238)

Unvested, January 28, 2012	141,927	$1,131

Stock option activity under the Plan was as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 31, 2009	100,395	762,012	$3.41
Granted	(121,446)	121,446	3.47
Forfeited	42,155	(42,155)	3.47
Exercised	—	(443)	3.47

Balance at January 30, 2010	21,104	840,860	3.41	6.9
Increase in authorized shares	3,799,827	—	—
Granted	(2,427,690)	2,427,690	6.93
Forfeited	6,736	(6,736)	3.88
Exercised	—	(1,125,629)	5.64

Balance at January 29, 2011	1,399,977	2,136,185	6.31	9.7
Granted	(611,313)	611,313	7.03
Forfeited	119,543	(119,543)	6.40
Exercised	—	—	—

Balance at January 28, 2012	908,207	2,627,955	6.47	9.0

Exercisable at January 28, 2012		—

Included in the options granted during Fiscal 2010 and outstanding as of January 28, 2012 are options to purchase 1,010,310 shares of common stock, which vest incrementally only upon the achievement of certain performance targets including achieving targeted internal rates of return for the Company’s preferred shareholders or the Company achieving certain market capitalization levels subsequent to an initial public offering. As of January 28, 2012, no compensation expense has been recognized for these options since the Company’s management determined that the performance targets were not probable of achievement at that date. Subsequent to January 28, 2012, these options were cancelled (note 11).

F-20	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2009	2010	2011
Expected volatility	50.0%	50.0%	50.0%
Risk-free interest rate	2.9%	1.8%	2.0%
Expected life of options	7.0 years	7.0 years	7.0 years
Expected dividend yield	—	—	—

The Company uses the simplified method to estimate the expected term of the option. Expected volatility is based upon historical volatility analysis of public company peers, and the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, in Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $1.45, $3.41 and $3.58 respectively. The total intrinsic value of stock options exercised during Fiscal 2009, Fiscal 2010 and Fiscal 2011 was zero, $15,621 and zero, respectively.

As of January 28, 2012, there was $10,624 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan, excluding options that vest upon the achievement of performance targets. That cost is expected to be recognized over a weighted average vesting period of 2.3 years.

The Company currently uses authorized and unissued shares to satisfy option award exercises.

(7) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Through January 31, 2009, due to the uncertainty of the Company’s ability to realize the benefit of the net deferred tax asset, the net deferred tax assets were fully offset by a valuation allowance. The determination that the full valuation allowance was required was based largely on the history of losses experienced by the Company and the cumulative losses experienced for the three years ended January 31, 2009.

As of January 30, 2010, the Company re-evaluated the realizability of the deferred tax assets. Based upon significant Fiscal 2010 pretax income, the Company had net cumulative pretax income for the three years ended January 30, 2010. Based upon the achievement of the cumulative pretax income for the three years ended January 30, 2010 and the Company’s estimates of projected future profitability, management believed that it was more likely than not that the benefit of its net deferred tax assets would be realized and therefore reversed the valuation allowance against its net deferred tax assets. Accordingly, the Company recognized a deferred tax benefit of $7,419 related to the reduction of the valuation allowance in Fiscal 2009.

As of January 28, 2012, no valuation allowance has been provided for net deferred tax assets as management continues to believe that it is more likely than not that the Company will realize the deferred tax assets at January 28, 2012.

F-21	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The components of the income tax (benefit) expense are as follows:

	Fiscal Year
	2009	2010	2011
Current:
Federal	$127	$4,080	$6,979
State	47	1,389	3,124

	174	5,469	10,103

Deferred:
Federal	2,078	(673)	1,434
State	314	(43)	(1,378)

	2,392	(716)	56

Adjustments to the beginning-of-year valuation allowance	(7,419)	—	—

Income tax (benefit) expense	$(4,853)	$4,753	$10,159

The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Year
	2009	2010	2011
Statutory federal tax rate	34.0%	34.0%	35.0%
State taxes, net of federal benefit	5.7	5.7	5.6
Other	(2.0)	0.7	(1.9)
Changes in valuation allowance	(109.0)	—	—

	(71.3)%	40.4%	38.7%

Significant components of deferred tax assets and liabilities consist of the following:

	January 29, 2011	January 28, 2012

Deferred tax assets:
Net operating loss carryforwards	$1,110	$—
Inventories	1,412	1,920
Alternative minimum tax credits	225	—
Deferred revenue	56	71
Accrued bonus	—	2,907
Deferred rent	6,093	9,000
Other	342	381

Deferred tax assets	9,238	14,279

Deferred tax liabilities:
Property and equipment	(5,098)	(10,404)
Other	(527)	(318)

Deferred tax liabilities	(5,625)	(10,722)

	$3,613	$3,557

F-22	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at January 29, 2011 or January 28, 2012, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for Fiscal 2009, Fiscal 2010 or Fiscal 2011.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (IRS). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination.

(8) Related-Party Transactions

During Fiscal 2009, the Company extended a loan of $250 to an officer. The loan accrued interest at 4.11% and was payable on an annual basis with the first interest payment due on March 1, 2011. The loan required mandatory prepayments of the full principal amount and unpaid accrued interest upon the occurrence of certain events as defined in the related agreement. The loan was collateralized by a pledge of common stock of the Company owned by the officer. On October 13, 2010, the principal of $250 and interest was paid in full. Interest income recognized on this loan totaled $8.

During the first six months of Fiscal 2009, the Executive Chairman of the Board of the Company provided his services to the Company on a full-time basis without receiving cash compensation. Beginning in August 2009, the Executive Chairman of the Board of the Company started to receive compensation for such services.

During Fiscal 2009, Fiscal 2010 and Fiscal 2011, the Company incurred fees of $247, $1,759 and $479, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners.

(9) Employee Benefit Plan

Effective February 1, 2007, the Company implemented the Five Below 401(k) Retirement Savings Plan for all employees who have at least one year of service, worked at least 1,000 hours, and are 21 years of age. Employees can contribute up to the maximum amount allowed under law. The Company may make discretionary matching and profit sharing contributions, which vest over a period of five years from each employee’s commencement of employment with the Company. The Company did not make any discretionary contributions in Fiscal 2009, Fiscal 2010 or Fiscal 2011.

(10) Segment Reporting

The Company evaluates performance internally and manages the business on the basis of one operating segment; therefore, it has only one reportable segment. All of the Company’s identifiable assets are located in the United States.

Set forth below is data for the following groups of products – leisure, fashion and home, and party and snack. The percentage of net sales represented by each product group is as follows:

Sales by Product Group	Percentage of Sales
	Fiscal Year
	2009	2010	2011
Leisure	51.7%	50.5%	50.5%
Fashion and home	31.7	33.1	33.0
Party and snack	16.6	16.4	16.5

Total	100.0%	100.0%	100.0%

F-23	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

(11) Subsequent Events

From January 29, 2012 to April 17, 2012, the Company committed to 18 new store leases that were not included in the Company’s minimum rental commitments table in note 4. Minimum rental commitments under these leases are as follows:

Retail stores
Fiscal year:
2012	$1,278
2013	2,651
2014	2,706
2015	2,706
2016	2,706
Thereafter	15,361

$27,408

In February 2012, warrants to purchase 10,034 shares of common stock were exercised.

In March 2012, options to purchase 2,020,620 shares of common stock granted during Fiscal 2010, including options to purchase 1,010,310 shares that were to vest upon the achievement of performance targets (note 6), were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant. As a result, the Company estimates that it will record total future compensation expense of approximately $17,600 in connection with the cancellation and grant, including an estimated $5,400 on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, the Company granted warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to professional service providers.

In March 2012, the Company granted options to purchase 395,132 shares of common stock at an exercise price of $11.22 per share to Company employees.

In March 2012, warrants to purchase 2,595 shares of common stock were exercised.

In April 2012, warrants to purchase 10,380 shares of common stock were exercised.

The Company has evaluated subsequent events from the balance sheet date through April 17, 2012, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

F-24	(Continued)

FIVE BELOW, INC.

Balance Sheets

(Unaudited)

(in thousands, except share data)

	October 29, 2011	January 28, 2012	October 27, 2012
Assets
Current assets:
Cash and cash equivalents	$1,767	$41,293	$7,245
Inventories	57,573	38,790	84,399
Prepaid income taxes	—	—	9,951
Deferred income taxes	3,031	4,863	—
Prepaid expenses and other current assets	7,928	7,303	12,250

Total current assets	70,299	92,249	113,845
Property and equipment, net	40,192	42,040	54,086
Deferred income taxes	164	—	—
Other assets	222	238	1,083

	$110,877	$134,527	$169,014

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Line of credit	$—	$—	$—
Accounts payable	27,774	23,588	40,250
Income taxes payable	1,732	9,139	—
Accrued salaries and wages	1,536	9,254	1,693
Other accrued expenses	10,737	7,961	11,472
Deferred income taxes	—	—	1,710

Total current liabilities	41,779	49,942	55,125
Notes payable	250	250	34,500
Deferred rent	20,777	20,933	27,773
Deferred income taxes	—	1,306	2,216

Total liabilities	62,806	72,431	119,614

Commitments and contingencies (note 4)

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding 89,291,773, 89,291,773 and zero shares, respectively, with a liquidation preference of $210,210, $214,420 and zero, respectively	191,855	191,855	—

Shareholders’ equity (deficit):
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 16,084,358, 16,248,797 and 53,972,006 shares, respectively.	161	162	540
Additional paid-in capital	2,094	3,691	268,499
Accumulated deficit	(146,039)	(133,612)	(219,639)

Total shareholders’ equity (deficit)	(143,784)	(129,759)	49,400

	$110,877	$134,527	$169,014

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen weeks ended		Thirty-nine weeks ended
	October 29, 2011	October 27, 2012	October 29, 2011	October 27, 2012
Net sales	$61,895	$86,587	$171,288	$245,236
Cost of goods sold	43,522	59,656	118,317	166,538

Gross profit	18,373	26,931	52,971	78,698
Selling, general and administrative expenses	17,634	25,090	46,883	74,087

Operating income	739	1,841	6,088	4,611
Interest expense, net	6	550	8	1,829
Loss on debt extinguishment	—	7	—	1,594
Other income	—	—	—	(258)

Income before income taxes	733	1,284	6,080	1,446
Income tax expense	293	555	2,429	627

Net income	440	729	3,651	819
Dividend paid to preferred and unvested restricted shareholders	—	—	—	(65,403)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,964)	—	(11,703)	—
Net income attributable to participating securities	—	(19)	—	—

Net (loss) income attributable to common shareholders	$(3,524)	$710	$(8,052)	$(64,584)

Basic (loss) income per common share	$(0.22)	$0.01	$(0.51)	$(2.21)

Diluted (loss) income per common share	$(0.22)	$0.01	$(0.51)	$(2.21)

Dividends declared and paid per common share	$—	$—	$—	$2.02

Weighted average shares outstanding:
Basic shares	15,884,527	52,565,576	15,845,372	29,282,385

Diluted shares	15,884,527	52,959,169	15,845,372	29,282,385

Unaudited pro forma net loss				$(2,469)

Unaudited pro forma basic loss per share				$(0.05)

Unaudited pro forma diluted loss per share				$(0.05)

Unaudited pro forma weighted average shares outstanding:
Basic shares				51,801,705

Diluted shares				51,801,705

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statement of Changes in Convertible Preferred Stock and Shareholders’ Equity (Deficit)

(Unaudited)

(in thousands, except share data)

	Series A 8% Convertible Preferred Stock		Shareholders’ Equity (Deficit)
			Common stock		Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance, January 28, 2012	89,291,773	$191,855	16,248,797	$162	$3,691	$(133,612)	$(129,759)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	43	—	43
Stock-based compensation expense	—	—	2,027,678	20	10,137	—	10,157
Exercise of warrants to purchase common stock	—	—	23,012	1	200	—	201
Vesting of restricted shares related to stock option exercises	—	—	—	—	719	—	719
Repurchase of unvested restricted shares related to stock option exercises	—	—	(30,126)	—	3	—	3
Conversion of Preferred Stock	(89,291,773)	(191,855)	30,894,953	309	191,546	—	191,855
Issuance of common stock, net of issuance costs of $8,467	—	—	4,807,692	48	73,215	—	73,263
Dividend paid to shareholders	—	—	—	—	(12,605)	(86,846)	(99,451)
Excess tax benefit related to restricted shares	—	—	—	—	1,550	—	1,550
Net income	—	—	—	—	—	819	819

Balance, October 27, 2012	—	$—	53,972,006	$540	$268,499	$(219,639)	$49,400

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(Unaudited)

(in thousands)

	Thirty-nine weeks ended
	October 29, 2011	October 27, 2012
Operating activities:
Net income	$3,651	$819
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,001	6,841
Gain on conversion of note payable	—	(200)
Loss on debt extinguishment	—	1,594
Amortization of deferred financing costs	21	387
Warrant expense related to professional service providers for services rendered	31	43
Stock-based compensation expense	839	10,157
Deferred income tax expense	418	7,483
Other	322	(71)
Changes in operating assets and liabilities:
Prepaid income taxes	20	(9,951)
Inventories	(30,819)	(45,609)
Prepaid expenses and other assets	(3,872)	(5,008)
Accounts payable	17,376	16,662
Income taxes payable	1,591	(9,139)
Accrued salaries and wages	(507)	(7,561)
Deferred rent	6,054	7,499
Other accrued expenses	5,025	2,207

Net cash provided by (used in) operating activities	5,151	(23,847)

Investing activities:
Capital expenditures	(15,397)	(17,442)

Net cash used in investing activities	(15,397)	(17,442)

Financing activities:
Borrowing under Term Loan Facility	—	100,000
Repayment of Term Loan Facility	—	(65,500)
Cash paid for debt financing costs	—	(2,751)
Repayment of note payable	—	(50)
Dividend paid to shareholders	—	(99,451)
Net proceeds from issuance of common stock	—	73,259
Proceeds from exercise of warrants to purchase common stock	—	201
Repurchase of unvested restricted shares related to stock option exercises	(140)	(17)
Excess tax benefit related to restricted shares	—	1,550

Net cash (used in) provided by financing activities	(140)	7,241

Net decrease in cash and cash equivalents	(10,386)	(34,048)
Cash and cash equivalents at beginning of period	12,153	41,293

Cash and cash equivalents at end of period	$1,767	$7,245

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Five Below, Inc. (the “Company”) is a specialty value retailer offering merchandise targeted at the teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products includes select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of October 27, 2012 operated 243 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, Michigan, Missouri and Georgia, each operating under the name “Five Below.”

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. The period from January 29, 2012 to February 2, 2013 consists of a 53-week fiscal year and is referenced as fiscal 2012 and the period from January 30, 2011 to January 28, 2012 consists of a 52-week fiscal year and is referenced as fiscal 2011. The fiscal quarters ended October 29, 2011 and October 27, 2012 refer to the 13-week periods ended as of those dates. The year-to-date periods ended October 29, 2011 and October 27, 2012 refer to the 39-week periods ended as of those dates.

(c) Unaudited Pro Forma Presentation

On May 16, 2012, the Company entered into a $100,000 term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders and used the net proceeds from the term loan facility and cash on hand to pay a special dividend on shares of common stock (including restricted shares) and on an as-converted basis on shares of Series A 8% Convertible Preferred Stock totaling $99,451. On July 27, 2012, the Company repaid $65,250 of principal against the term loan facility and $683 of interest from the proceeds of its initial public offering (IPO). Effective immediately prior to the closing of the IPO on July 24, 2012, all outstanding shares of Series A 8% Convertible Preferred Stock were converted into 30,894,953 shares of common stock.

Pro forma net loss gives effect to: (i) the 2012 dividend paid to the Company’s preferred shareholders; and (ii) the term loan facility, including the repayment of $65,250 of outstanding indebtedness with proceeds from the IPO.

The following is a reconciliation of historical net loss to unaudited pro forma net loss:

Thirty-Nine Weeks Ended October 27, 2012
Net loss attributable to common shareholders	$(64,584)
Add:
Dividend paid to preferred shareholders	62,504
Less:
Interest expense on new term loan facility, net of tax	(324)
Amortization of deferred financing fees related to new term loan facility, net of tax	(65)

Unaudited pro forma net loss	$(2,469)

F-29	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

Pro Forma weighted average share data gives effect to (i) the conversion of the Company’s outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO and (ii) the number of shares in the Company’s IPO whose proceeds were used to repay $65,250 of outstanding indebtedness under the term loan facility.

The following is a reconciliation of unaudited pro forma basic and diluted weighted average common shares outstanding:

Thirty-Nine Weeks Ended October 27, 2012
Shares used in computing basic loss per common share	29,282,385
Adjustment for conversion of Series A 8% Convertible Preferred Stock	20,030,794
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	2,488,526

Unaudited basic pro forma weighted average shares outstanding	51,801,705
Dilutive effect of securities	—

Unaudited diluted pro forma weighted average shares outstanding	51,801,705

(d) Basis of Presentation

The balance sheets as of October 29, 2011 and October 27, 2012, statements of operations for the thirteen weeks and thirty-nine weeks ended October 29, 2011 and October 27, 2012, the statement of changes in convertible preferred stock and shareholders’ equity (deficit) for the thirty-nine weeks ended October 27, 2012 and the statements of cash flows for the thirty-nine weeks ended October 29, 2011 and October 27, 2012 have been prepared by the Company in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim reporting and are unaudited. In the opinion of management, the financial statements include all known adjustments (which consist primarily of normal, recurring accruals, estimates and assumptions that impact the financial statements) necessary to present fairly the financial position at the balance sheet dates and the results of operations and cash flows for the periods ended October 29, 2011 and October 27, 2012. The balance sheet as of January 28, 2012, presented herein, has been derived from the audited balance sheet included in the Company’s prospectus, as amended, filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 19, 2012, and referred to herein as the “Prospectus,” but does not include all disclosures required by U.S. GAAP. These financial statements should be read in conjunction with the financial statements for the fiscal year ended January 28, 2012 and footnotes thereto included in the Prospectus. The results of operations for the thirteen weeks and thirty-nine weeks ended October 29, 2011 and October 27, 2012 are not necessarily indicative of operating results for the year ending February 2, 2013 or any other period.

On July 17, 2012, the Company amended its articles of incorporation to reflect a 0.3460-for-1 reverse stock split of its common stock. The amendment also changed the authorized shares of the Company’s common stock to 120,000,000 shares. Concurrent with the reverse stock split, the Company adjusted (i) the conversion price of its Series A 8% Convertible Preferred Stock, (ii) the number of shares subject to and the exercise price of its outstanding stock option awards under its equity incentive plan and (iii) the number of shares subject to and the exercise price of its outstanding warrants to equitably reflect the split. All common stock share and per-share data included in these financial statements give effect to the reverse stock split and the change in authorized shares and have been adjusted retroactively for all periods presented.

F-30	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(e) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. GAAP and international financial reporting standards (“IFRS”) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on the Company’s financial position or results of operations.

(f) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than Level 1, that are either directly or indirectly observable.

Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

The Company’s financial instruments consist primarily of cash equivalents, accounts payable, and borrowings under a line of credit and Term Loan Facility (as defined in note 3). The Company believes that: (1) the carrying value of cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; (2) the carrying value of the borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates; and (3) the carrying value of the borrowings under the Term Loan Facility approximates fair value because the debt’s interest component varies with market interest rates. The Company considers the inputs utilized to determine the fair value of the borrowings under the Term Loan Facility to be Level 2 inputs. At October 29, 2011, January 28, 2012 and October 27, 2012, the Company had cash equivalents of $8, $41,023 and $622, respectively. The Company’s cash equivalents consist of credit card receivables and a money market account for which fair value was determined based on Level 1 inputs.

(2) Income (Loss) Per Common Share

Basic income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

F-31	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The two-class method is used to calculate basic and diluted income (loss) per common share since the Company’s preferred and restricted stock are participating securities under Accounting Standards Codification (“ASC”) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company. The two-class method is the more dilutive method for the thirteen and thirty-nine weeks ended October 29, 2011 and October 27, 2012.

The following table reconciles the weighted average common shares outstanding used in the computations of basic and diluted income (loss) per share:

	Thirteen weeks ended		Thirty-nine weeks ended
	October 29, 2011	October 27, 2012	October 29, 2011	October 27, 2012
Numerator:
Net income	$440	$729	$3,651	$819
Dividend paid to preferred shareholders	—	—	—	(62,504)
Dividend paid to unvested restricted shareholders	—	—	—	(2,899)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,964)	—	(11,703)	—
Net income attributable to participating securities	—	(19)	—	—

Net (loss) income attributable to common shareholders	$(3,524)	$710	$(8,052)	$(64,584)

Denominator:
Weighted-average common shares outstanding - basic	15,884,527	52,565,576	15,845,372	29,282,385
Dilutive impact of options	—	393,593	—	—

Weighted-average common share outstanding - diluted	15,884,527	52,959,169	15,845,372	29,282,385

Per common share:
Basic (loss) income per common share	$(0.22)	$0.01	$(0.51)	$(2.21)
Diluted (loss) income per common share	$(0.22)	$0.01	$(0.51)	$(2.21)

As discussed above, the Company is required to use the two-class method to compute basic and diluted income (loss) per common share. During the thirteen and thirty-nine weeks ended October 29, 2011 and the thirty-nine weeks ended October 27, 2012, the dividends paid or accumulated to preferred and unvested restricted shareholders reduced undistributed earnings, to be allocated between common shares and participating securities, to zero, for purposes of calculating net income per share using the two-class method. As such, net losses were solely attributable to common shareholders.

F-32	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

For the thirteen and thirty-nine weeks ended October 29, 2011, preferred stock that could be converted to 30,894,953 shares of common stock were not included in the computations of diluted earnings per share, as the effect of doing so would have been anti-dilutive. The preferred stock was converted to common stock on July 24, 2012 and was included in the computation of income (loss) per share during the thirteen and thirty-nine weeks ended October 27, 2012 on a weighted-average basis.

For the thirteen weeks ended October 27, 2012, the effects of the assumed exercise of combined stock options and warrants of 15,668, were excluded from the calculation of diluted net income as their impact would have been anti-dilutive.

The effects of the assumed exercise of combined stock options and warrants and vesting of restricted share awards of 2,724,839 shares of common stock for the thirteen and thirty-nine weeks ended October 29, 2011 and 2,553,707 shares of common stock for the thirty-nine weeks ended October 27, 2012 were excluded from the calculation of diluted net loss as the effect would be anti-dilutive due to the net losses attributable to common shareholders. The aforementioned excluded shares do not reflect the impact of any incremental repurchases under the treasury stock method.

(3) Financing Transactions, Line of Credit and Note Payable

Financing Transactions

On May 16, 2012, the Company entered into a $100,000 term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders (the “Term Loan Facility”). The Company used the net proceeds from the Term Loan Facility and cash on hand to pay a dividend on its common and preferred stock (note 5), totaling $99,451. On the same day, the Company amended and restated its existing senior secured Revolving Credit Facility with Wells Fargo Bank, National Association, which is defined below under “—Line of Credit.” The Company refers to the Term Loan Facility, the Revolving Credit Facility and related transactions as the “Financing Transactions.”

The Term Loan Facility provided for a term loan of $100,000 and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The Term Loan Facility provides for interest on borrowings, at the option of the Company, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a London Interbank Offer Rate (“LIBOR”) based rate with a 1.00% floor plus a margin of 4.25%. The credit agreement for the Term Loan Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows the Company to net up to $10,000 of its cash and cash equivalents against its indebtedness. The Company’s leverage ratio must not exceed 3.25x for the testing periods in calendar year 2012, 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

F-33	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The Term Loan Facility was also subject to repayment of $50,000 upon the receipt of proceeds from the Company’s initial public offering (the “IPO”). The Company closed its IPO on July 24, 2012. On July 27, 2012, the Company repaid $65,250 of principal on the Term Loan Facility and $683 of interest. On October 26, 2012, the Company repaid $250 of principal on the Term Loan Facility. As of October 27, 2012, the balance outstanding under the Term Loan Facility was $34,500, bearing interest at a rate of 5.25%. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65,250 of principal under the Term Loan Facility in July, the Company is no longer required to make minimum quarterly payments and the unpaid balance will be due upon maturity. In connection with the Term Loan Facility, the Company incurred deferred financing costs of $2,701 which are being amortized over the term of the Term Loan Facility. The amortization is included in interest expense, net, in the statements of operations. In connection with the repayment in July 2012, $1,594 of the deferred financing costs were written off and included in loss on debt extinguishment in the statements of operations. The remaining deferred financing costs, net of amortization, are included in other assets in the balance sheet at October 27, 2012.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the Term Loan Facility is 2.00% per annum.

All obligations under the Term Loan Facility are secured by substantially all of the Company’s assets.

As of October 27, 2012, the Company was in compliance with the financial covenant and other covenants applicable to it under the Term Loan Facility.

Line of Credit

On August 18, 2006, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) with a bank that included a revolving line of credit with advances tied to a borrowing base. The Loan and Security Agreement has been amended and/or restated several times, the latest on May 16, 2012 (as amended and restated, the “Revolving Credit Facility”), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates and modify certain definitions. The Revolving Credit Facility allows maximum borrowings of $20,000 with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the Term Loan Facility or (iii) upon the occurrence of an event of default. The Revolving Credit Facility may be increased to $30,000 upon certain conditions. The Revolving Credit Facility includes a $5,000 sublimit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves. In connection with the Revolving Credit Facility, the Company incurred deferred financing costs of $50 in May 2012 which are being amortized over the remaining term of the Revolving Credit Facility.

The Revolving Credit Facility provides for interest on borrowings, at the option of the Company, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%,

F-34	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12 per year.

The Revolving Credit Facility includes a covenant which requires the Company to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3,000.

The Revolving Credit Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

Additionally, the Revolving Credit Facility is subject to payment upon the receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Revolving Credit Facility may become due upon certain events of default including among others, failure to comply with the Revolving Credit Facility covenants, bankruptcy, default on certain other indebtedness or a change in control.

All obligations under the Revolving Credit Facility are secured by substantially all of the Company’s assets.

As of October 27, 2012, the Company was in compliance with the covenants applicable to it under the Revolving Credit Facility. During the thirty-nine weeks ended October 27, 2012, there were no borrowings under the Revolving Credit Facility.

Note Payable

On December 10, 2010 the Company entered into a loan and security agreement (the “Note”) for $250 with a governmental authority. On May 13, 2012, a portion of the Note ($200) was converted to a grant upon the Company meeting certain non-financial conditions and the remainder of $50 was paid back in full along with interest outstanding.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions which are generally those that take the lease to a ten-year term, expire through 2022.

F-35	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of October 27, 2012, are as follows:

	Retail stores	Corporate office and distribution centers(1)	Total
Fiscal year:
Remaining 2012	$8,382	$528	$8,910
2013	36,481	2,858	39,339
2014	36,252	4,413	40,665
2015	34,207	4,678	38,885
2016	31,086	3,097	34,183
Thereafter	133,678	15,564	149,242

	$280,086	$31,138	$311,224

(1)	On September 27, 2012, the Company executed a lease agreement for a second distribution center located in Olive Branch, Mississippi. The building is approximately 600,000 square feet with a lease term of 10 years and provides renewal options for three successive five-year periods. The future minimum lease payments for the new distribution center are approximately $16,725 over the initial ten year period.

Rent expense, including base and contingent rent under operating leases, was $6,789 and $8,658 for the thirteen weeks ended October 29, 2011 and October 27, 2012, respectively. Contingent rents were $77 and $147 for the thirteen weeks ended October 29, 2011 and October 27, 2012, respectively. Rent expense, including base and contingent rent under operating leases, was $17,768 and $23,890 for the thirty-nine weeks ended October 29, 2011 and October 27, 2012, respectively. Contingent rents were $271 and $321 for the thirty-nine weeks ended October 29, 2011 and October 27, 2012, respectively.

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $3,800.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

As of October 27, 2012, the Company has other purchase commitments of approximately $3,341 consisting of purchase agreements for materials for approximately $241 that will be used in the construction of new stores and approximately $3,100 consisting of purchase commitments for infrastructure and systems that will be implemented in the construction of the second distribution center.

F-36	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(5) Shareholders’ Equity (Deficit)

Preferred Stock

Prior to the closing of the IPO on July 24, 2012, the Company had outstanding 89,291,773 shares of Series A 8% Convertible Preferred Stock, which were entitled to receive cumulative dividends of 8% of their original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company could not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) was simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Effective immediately prior to the closing of the IPO on July 24, 2012, all outstanding shares of Series A 8% Convertible Preferred Stock were converted into 30,894,953 shares of common stock and ceased to be entitled to the payment of any dividends that accrued on such shares as of the effective time of the conversion.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock were entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment was made to the common shareholders. The Series A 8% Convertible Preferred Stock was presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances was beyond the control of the Company’s management.

Common Stock

In March 2012, options to purchase 2,020,620 shares of common stock granted during Fiscal 2010, including options to purchase 1,010,310 shares that were subject to time-based and performance-based vesting, were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant.

In connection with the cancellation and grant, the Company will record total compensation expense of $17,400 including $5,300 which was recorded on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, the Company granted warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to professional service providers. During the thirty-nine weeks ended October 27, 2012, 23,012 warrants were exercised and, as of October 27, 2012, no warrants remained outstanding.

On July 18, 2012, two members of the board of directors were each issued 3,529 restricted shares of common stock. These shares vest and become free of forfeiture restrictions on the earlier of: (i) the one-year anniversary of the issuance date or (ii) the date of the Company’s next annual shareholder meeting following the issuance date.

On July 24, 2012, the Company completed the IPO of 11,057,692 shares of common stock at a price of $17.00 per share. The common stock was listed on The NASDAQ Global Select Market under the symbol “FIVE.” The shares sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the

F-37	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

Company’s Registration Statement on Form S-1 (File No. 333-180780), which was declared effective by the SEC on July 18, 2012. Of the 11,057,692 shares sold in the IPO, the Company issued 4,807,692 shares, and 6,250,000 shares were sold by selling shareholders of the Company, including 1,442,308 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option. The Company did not receive any proceeds from shares sold by the selling shareholders. The Company received proceeds of $73,263, net of $8,467 in underwriting discounts and legal, accounting and other fees incurred in connection with the IPO. Of the $73,263 net proceeds received from the IPO, $65,250 and $683, respectively, were used to repay principal and interest under the Term Loan Facility that existed as of the date of the IPO. The remaining net proceeds of the IPO were used for general corporate purposes, including working capital.

On September 27, 2012, the Company’s board of directors approved the Five Below, Inc. 2012 Employee Stock Purchase Plan (the “ESPP”), subject to shareholder approval at the next annual meeting. If the shareholder’s do not approve the ESPP, then the ESPP will be terminated and any contributions will be returned to the participants without interest and without the purchase of shares. Subject to shareholder approval, the ESPP became effective January 1, 2013 and is intended to be qualified as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986. The ESPP allows eligible employees the opportunity to purchase shares of the Company’s common stock through payroll deductions at a discount of 10% of the fair market value of such shares on the purchase date. Under the ESPP, the number of shares of common stock reserved for issuance, which is subject to other limitations, is 500,000 shares and the purchase of shares by any participant is limited to (i) the number of shares obtained by dividing $10,000 by the fair market value in any offering period or (ii) $10,000 worth of such stock in any calendar year.

Dividends

On May 15, 2012, the Company declared and subsequently paid on May 16, 2012 a dividend of $2.02 per share on shares of common stock (including restricted shares) and on an as-converted basis on shares of Series A 8% Convertible Preferred Stock totaling $99,451. Refer to note 6 for additional information regarding changes to outstanding stock options resulting from the dividend payment.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of July 24, 2012, increased the number of shares authorized for issuance under the Plan to a total of 7,600,000 shares. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant. As of October 27, 2012, 5,046,157 stock options or restricted shares were available for grant.

On May 23, 2012, the Company’s board of directors, in accordance with the Plan’s documents, approved an equitable adjustment to all options outstanding on the date of the Company’s dividend declaration to reflect the dividend value received by the Company’s common and preferred shareholders. The exercise price of each outstanding option was reduced by $2.02. The adjustment did not result in additional compensation expense given the adjustment was required under the Plan’s documents and there was no increase in the fair value of the awards before and after payment of the dividend and adjustment of the awards.

F-38	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (“Vested Options”) or were not currently vested and exercisable (“Unvested Options”).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested Options and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the balance sheets. As of October 27, 2012, $392 was recorded as a deposit liability.

The following table summarizes the activity related to the restricted shares of common stock:

	Number of shares	Deposit liability
Unvested, January 28, 2012	141,927	$1,131
Vested	(95,347)	(719)
Repurchases upon employee termination	(3,308)	(20)

Unvested, October 27, 2012	43,272	$392

Stock option activity under the Plan was as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 28, 2012	2,627,955	$6.47	9.0
Granted	642,210	15.09
Forfeited	(93,266)	9.19
Cancelled (see note 5)	(2,020,620)	6.30
Exercised	—	—

Balance at October 27, 2012 (1)	1,156,279	$9.57	9.4

Exercisable at October 27, 2012	10,408	$6.31	8.1

(1)	The weighted-average exercise price at October 27, 2012 reflects the adjustment of $2.02 per share resulting from the dividend declared on May 15, 2012, as described above.

F-39	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Thirty-nine Weeks Ended
	October 29, 2011	October 27, 2012
Expected volatility	50.0%	50.0%
Risk-free interest rate	2.1%	1.4%
Expected life of options	7.0 years	6.3 years
Expected dividend yield	—	—

The Company uses the simplified method to estimate the expected term of the option. Expected volatility was based upon historical volatility analysis of public company peers, and the risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, for the thirty-nine weeks ended October 29, 2011 and October 27, 2012 was $3.45 and $7.54 respectively.

As of October 27, 2012, there was $16,209 of total unrecognized compensation costs related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted average vesting period of 1.7 years.

(7) Income Taxes

The following table summarizes the Company’s income tax expense and effective tax rates for the thirteen and thirty-nine weeks ended October 29, 2011 and October 27, 2012:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 29, 2011	October 27, 2012	October 29, 2011	October 27, 2012
Income before income taxes	$733	$1,284	$6,080	$1,446
Income tax expense	293	555	2,429	627
Effective tax rate	40.0%	43.2%	40.0%	43.4%

The effective tax rates for the thirteen and thirty-nine weeks ended October 29, 2011 and October 27, 2012 were based on the Company’s forecasted annualized effective tax rates, adjusted for discrete items primarily related to changes in state apportionment factors.

For the thirteen weeks ended October 29, 2011 and October 27, 2012, total income taxes paid were $107 and zero, respectively. For the thirty-nine weeks ended October 29, 2011 and October 27, 2012, total income taxes paid were $305 and $10,683, respectively.

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at October 29, 2011, January 28, 2012 or October 27, 2012, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for the thirteen or thirty-nine weeks ended October 29, 2011 or October 27, 2012.

F-40	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (“IRS”). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods.

(8) Related-Party Transactions

During the thirteen weeks ended October 29, 2011 and October 27, 2012, the Company incurred fees of $80 and $574, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners. Fees related to the thirteen weeks ended October 27, 2012 were primarily IPO-related fees.

During the thirty-nine weeks ended October 29, 2011 and October 27, 2012, the Company incurred fees of $301 and $3,312, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners. Fees related to the thirty-nine weeks ended October 27, 2012 were primarily IPO-related fees.

(9) Subsequent Events

From October 27, 2012 to January 10, 2013, the Company committed to 16 new fully executed retail leases with terms of 10 years that have future minimum lease payments of approximately $24,000.

F-41	(Continued)

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Five Below, Inc.

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